

The GOLD Investment that WORKS

2024 | ANNUAL REPORT



NEWS RELEASE



News Release

Toronto, March 10, 2025
(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q4 and Year-end 2024 Results

Strong Fourth Quarter Performance

"Our portfolio delivered a strong fourth quarter resulting in GEO sales for the year that were near the top end of our revised GEO guidance range," stated Paul Brink, CEO. "Elevated gold prices drove higher quarterly revenue, Adjusted EBITDA and Adjusted Net Income compared to Q4 2023, even without a contribution from Cobre Panama. Our strong balance sheet allowed us to complete more than $1.3B in acquisitions and commitments in 2024. Post year-end, we also announced a financing package to support Discovery Silver's acquisition of Newmont's Porcupine Complex in Timmins. Together, the transactions have the potential to add 85-95K GEOs per annum to our medium-term production profile. These new additions, along with a number of new mine starts, contribute to the strong growth outlined in our 2025 guidance and outlook over the next five years. The growth in our high cash flow margin business has also allowed us to increase dividends for the 18th consecutive year. We are encouraged that President Mulino has indicated a willingness to discuss Cobre Panama this year and that sentiment in Panama now appears more supportive of restarting the mine. Franco-Nevada remains debt-free and well capitalized to take advantage of a strong deal pipeline."

Q4 2024 Financial Highlights

- $321.0 million in revenue, +6% compared to Q4 2023, or +30% excluding Cobre Panama
- 120,063 GEO[1]s sold in the quarter, -21% compared to Q4 2023, or -3% excluding Cobre Panama
- $243.0 million in operating cash flow, -14% compared to Q4 2023, or -4% excluding Cobre Panama
- $277.4 million in Adjusted EBITDA[2] or $1.44/share, +9% compared to Q4 2023, or +31% excluding Cobre Panama
- $175.4 million in net income or $0.91/share, compared to net loss of $982.5 million, or $5.11 per share, in Q4 2023
- $183.3 million in Adjusted Net Income[2] or $0.95/share, +6% compared to Q4 2023, or +30% excluding Cobre Panama

Full Year 2024 Financial Highlights

- $1,113.6 million in revenue, -9% compared to 2023, or +15% excluding Cobre Panama
- 463,334 GEOs sold in the year, -26% compared to 2023, or -7% excluding Cobre Panama
- $829.5 million in operating cash flow, -16% compared to 2023, or -2% excluding Cobre Panama
- $951.6 million in Adjusted EBITDA or $4.95/share, -6% compared to 2023, or +16% excluding Cobre Panama
- $552.1 million in net income or $2.87/share, compared to a net loss of $466.4 million, or $2.43 per share, in 2023
- $618.1 million in Adjusted Net Income or $3.21/share, -10% compared to 2023, or +15% excluding Cobre Panama

Strong Financial Position

- High-margin business generating 86% Adjusted EBITDA Margin[2] and 56% Adjusted Net Income Margin[2] in 2024
- Strong financial position with $2.4 billion in available capital as at December 31, 2024.
- Quarterly dividend of $0.38/share effective Q1 2025, an annual increase of 5.6%

Sector-Leading ESG

- Rated #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
- Committed to the World Gold Council's Responsible Gold Mining Principles
- Partnering with our operators on community and ESG initiatives

Diverse, Long-Life Portfolio

- Most diverse royalty and streaming portfolio by asset, operator and country
- Attractive mix of long-life streams and high optionality royalties
- Long-life mineral resources and mineral reserves

Growth and Optionality

- Mine expansions and new mines driving 5-year growth profile
- Long-term optionality in gold, copper and nickel and exposure to some of the world's great mineral endowments
- Exposure to greater than 16 million acres of land
- Strong pipeline of precious metal and diversified opportunities

GEOs and Revenue

Quarterly GEOs sold and revenue by commodity	Q4 2024		Q4 2023	
	GEOs Sold #	Revenue (in millions)	GEOs Sold #	Revenue (in millions)
Precious Metals				
Gold (excluding Cobre Panama)	79,532	$ 211.6	75,033	$ 149.9
Silver (excluding Cobre Panama)	13,689	36.2	12,139	24.6
PGM	2,344	6.5	4,091	8.8
	95,565	$ 254.3	91,263	$ 183.3
Diversified				
Iron ore	4,330	$ 11.6	5,620	$ 11.2
Other mining assets	332	0.8	1,510	2.9
Oil	14,317	34.0	16,406	32.7
Gas	3,700	12.6	6,860	13.1
NGL	1,819	5.3	2,374	4.7
	24,498	$ 64.3	32,770	$ 64.6
Royalty, stream and working interests (excluding Cobre Panama)	120,063	$ 318.6	124,033	$ 247.9
Interest revenue and other interest income	–	$ 2.4	–	$ –
Revenue and GEOs (excluding Cobre Panama)	120,063	$ 321.0	124,033	$ 247.9
Cobre Panama	–	$ –	28,318	$ 55.4
Total revenue and GEOs	120,063	$ 321.0	152,351	$ 303.3

Annual GEOs sold and revenue by commodity	2024		2023	
	GEOs Sold #	Revenue (in millions)	GEOs Sold #	Revenue (in millions)
Precious Metals				
Gold (excluding Cobre Panama)	295,167	$ 706.8	290,179	$ 565.6
Silver (excluding Cobre Panama)	48,485	117.8	49,370	96.5
PGM	11,628	28.3	20,042	39.8
	355,280	$ 852.9	359,591	$ 701.9
Diversified				
Iron ore	22,314	$ 50.5	24,421	$ 47.2
Other mining assets	3,555	8.2	6,945	13.2
Oil	59,030	128.6	71,254	134.9
Gas	15,147	44.1	26,659	54.1
NGL	7,978	20.3	9,577	18.7
	108,024	$ 251.7	138,856	$ 268.1
Royalty, stream and working interests (excluding Cobre Panama)	463,304	$ 1,104.6	498,447	$ 970.0
Interest revenue and other interest income	–	$ 8.9	–	$ –
Revenue and GEOs (excluding Cobre Panama)	463,304	$ 1,113.5	498,447	$ 970.0
Cobre Panama	30	$ 0.1	128,598	$ 249.0
Total revenue and GEOs	463,334	$ 1,113.6	627,045	$ 1,219.0

In Q4 2024, we sold 120,063 GEOs down 21% from Q4 2023, of which 18% was due to the impact of the halting of production at Cobre Panama. The outperformance of gold during the quarter relative to our other commodities also impacted the number of GEOs reported. Removing the impact of the halting of production at Cobre Panama and the change in the gold conversion ratio on a quarter-over-quarter basis, our GEOs sold would have increased by 7%. In addition, as at December 31, 2024, we held 6,216 stream gold ounces and 150,000 stream silver ounces in inventory. In Q4 2024, we recognized $321.0 million in revenue, up 6% from Q4 2023, or up 30% excluding Cobre Panama. During the quarter, we benefited from strong production from Candelaria, newly contributing assets, and record gold prices. Precious Metal revenue accounted for 79.2% of our revenue (65.9% gold, 11.3% silver, 2.0% PGM). Revenue was sourced 89.0% from the Americas (47.1% South America, 6.9% Central America & Mexico, 18.7% U.S., 16.3% Canada).

Portfolio Additions

- ***Acquisition of Stream on Sibanye Stillwater Limited's Western Limb Mining Operations:***
Subsequent to year-end, on February 28, 2025, our wholly owned subsidiary, Franco-Nevada (Barbados) Corporation, completed the previously announced acquisition of a precious metals stream (the "Western Limb Mining Operations Stream") with reference to specific production from Sibanye-Stillwater's Marikana, Rustenburg and Kroondal mining operations in South Africa for a purchase price of $500.0 million. Over the 45+ year life of mine, the stream GEO profile is expected to comprise of approximately 70% gold and 30% platinum deliveries, based on consensus commodity prices. The effective date of the Western Limb Mining Operations Stream is September 1, 2024. First deliveries are expected within 45 days of closing the transaction and will include approximately 7,000 GEOs related to production in the last four months of 2024. Deliveries related to 2025 production are expected to total approximately 20,000 GEOs.

- ***Pandora Royalty:***
Subsequent to year-end, on February 28, 2025, Franco-Nevada and Sibanye-Stillwater completed the previously announced conversion of the 5% net profit interest that Franco-Nevada holds on the Pandora property to a 1% net smelter return royalty.

- ***Financing Package with Discovery Silver on the Porcupine Complex:***
As previously announced, subsequent to year-end, on January 27, 2025, we agreed to acquire, through a wholly owned subsidiary, a 4.25% NSR royalty for $300.0 million, consisting of two tranches, on Discovery Silver Corp.'s Porcupine Complex, located in Ontario, Canada. We also committed to a $100.0 million senior secured term loan and purchased subscription receipts for $48.6 million (C$70.9 million). The financing package, totaling $448.6 million, provides Discovery with proceeds to acquire and fund a planned capital program for the Porcupine Complex. Closing of the transactions are subject to customary conditions, including the successful completion of the acquisition by Discovery of the Porcupine Complex (which is itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals), and is expected to occur in Q2 2025. Assuming the transactions close in April 2025, we expect to receive approximately 6,000 GEOs in 2025.

- ***Acquisition of Royalty on Hasaya Metals Inc.'s Urasar Project:***
Subsequent to year-end, on January 21, 2025, we acquired a 0.625% NSR on Hayasa Metals Inc.'s Urasar gold-copper project in northern Armenia for $0.55 million pursuant to a joint acquisition agreement with EMX Royalty Corp.

- ***Option to Acquire Royalty with Brazil Potash Corp.:***
On November 1, 2024, we acquired an option from Brazil Potash Corp. ("Brazil Potash") for $1.0 million to purchase a 4.0% gross revenue royalty on potash produced from Brazil Potash's Autazes development stage project in Brazil.

Environmental, Social and Governance ("ESG") Updates

We continue to rank highly with leading ESG rating agencies and were recently named by Sustainalytics as the #1 ranked gold company for 2025. In Q4 2024, we expanded our community engagement and contributions with existing partners, including teaming up with G Mining Ventures to fund reforestation and social projects in Brazil, Endeavour Mining to help provide funding for the Great Green Wall project in Senegal, and Glencore to fund an anemia health project in Peru. Following year-end, with the appointment of Daniel Malchuk to our board of directors, we achieved our board diversity target to appoint a racially or ethnically diverse director by our 2025 annual meeting.

Guidance and Outlook

We present our guidance in reference to GEO sales. For streams, our guidance reflects GEOs that have been delivered from the operators of our assets and that we have subsequently sold. Our GEO deliveries may differ from operators' production based on timing of deliveries and due to recovery and payability factors. Our GEO sales may differ from GEO deliveries based on the timing of the sales. For royalties, GEO guidance reflects the timing of royalty payments or accruals.

Our 2025 guidance and long-term outlook are based on the following assumed commodity prices: $2,800/oz Au, $31/oz Ag, $950/oz Pt, $950/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

The 2025 guidance and long-term outlook is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

2025 Guidance

We expect our 2025 revenue to be more than 25% higher than in 2024. This is based on our budgeted gold price of $2,800/oz and the mid-point of our Total GEOs guidance range, provided below. We anticipate a 14% increase in Precious Metal GEOs and a 7% increase in our Total GEOs for 2025 compared to 2024, assuming no contributions from Cobre Panama.

	2025 Guidance	2024 Actual
Precious Metal GEO sales	**385,000 to 425,000 GEOs**	355,310 GEOs
Total GEO sales	**465,000 to 525,000 GEOs**	463,334 GEOs

1 We expect our streams to contribute between 255,000 and 285,000 of our GEO sales for 2025.

2 Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $46.3 million.

The anticipated 14% increase in Precious Metal GEOs largely reflects the recent additions of the Yanacocha royalty, the Western Limb Mining Operations Stream, and the Porcupine Complex royalty which is expected to close in Q2 2025. We also expect to benefit from the continued ramp-up of newly constructed mines and initial contributions from Valentine Gold. For Total GEOs, the anticipated 7% increase over 2024 is expected to be driven by higher Precious Metal GEOs, partly offset by lower GEOs from our Diversified assets. We are forecasting higher production from our Diversified assets although the expected contribution to GEOs from these assets is lower than in 2024 as we have assumed significantly higher gold prices and slightly lower energy and iron ore prices in calculating the GEO contribution. For reference, a $100 increase in the price of gold from our current assumption of $2,800/oz would result in a decrease of approximately 4,750 GEOs, with all other commodity prices and production levels constant.

Based on our assumed commodity prices, we expect our revenue mix for 2025 to be comprised of 70% gold, 11% silver, 2% PGMs, 9% oil and NGLs, 4% natural gas, 3% iron ore with the balance being from other commodities.

We expect our effective tax rate to be between 19% and 21%.

Long-Term Outlook

For 2028, we expect Precious Metal GEOs to increase to between 400,000 and 440,000 GEOs and Total GEOs to increase to between 505,000 and 565,000 GEOs, a 18% and 15% increase, respectively, compared to 2024. For 2029, we expect Precious Metal GEOs to increase to between 375,000 and 415,000 GEOs and Total GEOs to increase to between 490,000 and 550,000 GEOs, a 11% and 12% increase, respectively, compared to 2024. We have not assumed any contribution from Cobre Panama in this outlook, although there is potential for materially higher GEOs should it restart production, depending on the conditions of any such restart. Based on the average of the next five years of the Cobre Panama mine plan, the asset has the potential to contribute as much as 130,000 to 150,000 GEOs annually.

The five-year outlook reflects the expected commencement of production at Valentine Gold, Stibnite, Eskay Creek, Castle Mountain Phase 2, the Coroccohuayco project at Antapaccay, the expected underground expansion at Candelaria, and the long-term expansion of Magino. We also anticipate an increase in silver production from Antamina due to higher silver grades. The outlook includes a step-down starting in 2027 in our stream from 68% to 40% of gold and silver produced at Candelaria, and a reduction starting in 2028 in our stream deliveries at Antapaccay, where our stream will be based on 30% of gold and silver produced rather than indexed to copper production. Production at Guadalupe-Palmarejo is currently expected to decrease in 2029 based on the latest life of mine plan.

With respect to our Diversified assets, we anticipate production growth from the continued development of our U.S. Energy assets. We also expect an increase in attributable sales from Vale's Northern and Southeastern systems, and have assumed commencement of production at Copper World and Taca Taca in 2029. While we expect higher revenues from our Diversified assets in the long-term outlook compared to 2024, we have used significantly higher gold prices and slightly lower oil, gas and iron ore prices in calculating the GEO contribution as compared to the prices used in 2024. This has the effect of reducing the GEOs represented by the larger revenues.

Q4 2024 Portfolio Updates

Precious Metal assets:

GEOs sold from our Precious Metal assets were 95,565, down 20.1% from 119,581 GEOs in Q4 2023. When excluding Cobre Panama, Precious Metal GEOs were up 6.6% due to an increase in deliveries from Candelaria and Guadalupe, contributions from the recently constructed Tocantinzinho and Greenstone mines, and the newly acquired Yanacocha royalty.

South America:

- *Candelaria (gold and silver stream)*
  GEOs sold in Q4 2024 were higher than those sold in Q4 2023. Copper and gold production benefited from higher grade ore from Phase 11 in the second half of 2024. In 2025, production will continue to be sourced primarily from Phase 11 with a planned reduction in average copper grades from those realized in H2 2024. Franco-Nevada forecasts GEO sales to be between 60,000 and 70,000 GEOs (which includes 3,333 gold ounces we held in inventory at year-end), generally in-line with 2024.

- *Antapaccay (gold and silver stream)*
  GEOs sold were lower in Q4 2024 compared to Q4 2023, reflecting lower planned production and an anticipated higher strip ratio in the current period. Production improved compared to the prior two quarters when mine scheduling was adjusted due to a geotechnical event which occurred in Q2 2024. For 2025, Franco-Nevada forecasts GEO sales to be between 40,000 and 50,000 GEOs based on mine sequencing, a decrease compared to 2024.

- *Antamina (22.5% silver stream)*
  Silver ounces delivered in Q4 2024 were higher than in Q4 2023, but GEOs sold were lower, as approximately 150,000 silver ounces were unsold and remained in inventory at December 31, 2024. For 2025, we anticipate an increase in silver sales to between 3.1 and 3.3 million silver ounces due to anticipated higher silver grades.

- *Tocantinzinho (gold stream)*
  We expect an increase in GEO sales from Tocantinzinho, as the mine continues to ramp up in 2025. Forecasted production is expected to range between 175,000 and 200,000 ounces for 2025.

- *Yanacocha (1.8% royalty)*
  Newmont reported higher leach pad production in Q4 2024 than originally forecasted as a result of the successful use of injection leaching technology. Newmont anticipates production at Yanacocha to increase to 460,000 ounces in 2025, compared to 354,000 gold ounces produced in 2024.

- *Salares Norte (1-2% royalties)*
  Ramp-up at Salares Norte recommenced in Q4 2024, following a temporary shut-down of the plant due to severe weather conditions. The mine produced 45,000 gold equivalent ounces in 2024. With commercial levels of production set to be achieved in Q2 2025, Gold Fields expects between 325,000 and 375,000 gold equivalent ounces in 2025.

- *Cascabel (gold stream and 1% royalty)*
  SolGold continues to report progress on the development of the project, with a focus on de-risking activities and advancing permitting.

Central America & Mexico:

- **Cobre Panama** *(gold and silver stream)*
  We are encouraged that President Mulino has indicated a willingness to discuss Cobre Panama this year and that sentiment in Panama now appears more supportive of restarting the mine. Cobre Panama has been on preservation and safe management since November 2023. In January 2025, the terms of reference of an environmental audit of Cobre Panama were submitted to a public consultation process which concluded in February 2025. With respect to Franco-Nevada's arbitration with the International Centre for Settlement of Investment Disputes, a hearing is scheduled to be held in October 2026. While Franco-Nevada continues to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

- **Guadalupe-Palmarejo** *(50% gold stream)*
  GEOs sold from Guadalupe-Palmarejo in Q4 2024 were relatively consistent with those sold in Q4 2023. For 2025, Franco-Nevada anticipates an increase in GEO sales to between 45,000 and 50,000 GEOs, reflecting a greater proportion of Palmarejo's production being mined from stream grounds.

Canada:

- **Detour Lake** *(2% royalty)*
  Agnico Eagle reported that the mill successfully achieved throughput of 28 million tonnes per annum ("Mtpa") in Q4 2024 and is targeting 29 Mtpa by 2028. In June 2024, Agnico Eagle released the results of a technical study reflecting the potential for a concurrent underground operation at Detour Lake that would increase annual production to approximately one million ounces for 14 years starting in 2030. In Q4 2024, Agnico Eagle completed site preparation for the excavation of the underground exploration ramp.

- *Greenstone (3% royalty)*
  Equinox reported that Greenstone achieved commercial production on November 6, 2024, and produced 111,717 gold ounces in 2024. In 2025, Equinox expects Greenstone to produce between 300,000 and 350,000 gold ounces. At full production, Greenstone is expected to produce an average of 390,000 gold ounces per year for the first five years and 330,000 ounces of gold annually for an initial 15-year mine life.

- *Magino (3% royalty) and Island Gold (0.62% royalty)*
  Alamos reported that the integration of the Magino and Island Gold operations continues to advance. The Magino mill is expected to ramp up to 11,200 tpd by the end of Q1 2025 with detailed engineering advancing the expansion to 12,400 tpd. The expansion is expected to be completed by mid-2025 to coincide with the completion of the Phase 3+ expansion at Island Gold, which Alamos expects will be completed in H1 2026.

- *Macassa (Kirkland Lake) (1.5-5.5% royalty & 20% NPI)*
  Agnico Eagle reported that Macassa achieved record quarterly throughput and gold production in Q4 2024, reflecting productivity gains since the completion of #4 Shaft and the new ventilation infrastructure in 2023. Agnico Eagle is continuing to focus on asset optimization and is working on further improving mill throughput.

- *Canadian Malartic (1.5% royalty)*
  Agnico Eagle reported that ramp development, shaft sinking activities and surface construction progressed on schedule in Q4 2024. Successful exploration in 2024 has continued to extend the limits of the East Gouldie inferred mineral resource laterally to the east and west. Recent drilling continues to grow mineralization in the recently discovered Eclipse zone, between the East Gouldie deposit and the Odyssey South zone, within close proximity to the planned underground infrastructure.

- *Musselwhite (2-5% royalties)*
  In November 2024, Newmont and Orla Mining announced a definitive agreement for the acquisition of Musselwhite by Orla. Orla intends to aggressively explore the concession, including following up on historical drilling that suggests 2 to 3 kilometres of mineralized strike potential beyond the current reserves.

- *Valentine Gold (3% royalty)*
  Calibre Mining reported that construction remains on track for completion in Q2 2025. Production is expected to average 195,000 gold ounces per year over an initial mine life of 12 years, with the process plant expected to reach 2.5 Mtpa by the end of 2025. In February 2025, Calibre and Equinox announced a business combination whereby Equinox will acquire all the issued and outstanding common shares of Calibre.

U.S.:

- **Stillwater** *(5% royalty)*
Sibanye-Stillwater completed a further restructuring of its US PGM operations in Q4 2024 to reduce operating costs in light of current PGM prices. Sibanye-Stillwater is now guiding to production of between 255,000 and 270,000 2E PGM ounces for 2025, compared to 425,842 2E PGM ounces produced in 2024.

- *Bald Mountain (0.875-5% royalties)*
Kinross announced its plans to proceed with mining at Redbird, which contains approximately 1 million ounces of gold reserve, following the receipt of the Juniper permit in H2 2024.

- *South Arturo (4-9% royalty)*
GEOs from South Arturo increased in Q4 2024 compared to Q4 2023 reflecting the restart of open pit mining. South Arturo is part of Nevada Gold Mines' Carlin operations.

- *Copper World (2.085% royalty)*
Hudbay Minerals announced in January 2025 that it has received the Air Quality Permit from the Arizona Department of Environmental Quality. This is the final major permit required for the development and operations of Copper World. Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life.

- *Stibnite (1% gold royalty, 100% silver royalty)*
Perpetua announced in January 2025 that the United States Forest Service has issued the Final Record of Decision authorizing its mine plan for the Stibnite project. With this, Perpetua is focused on advancing towards a construction decision, including finalizing the remaining federal and state permits and securing project financing.

Rest of World:

- **Subika (Ahafo) (2% royalty)**
GEOs from our Subika (Ahafo) royalty were higher than in Q4 2023, as gold production at the mine increased due to higher mill throughput and higher ore grade milled. Production at Subika is expected to decrease relative to 2024 as mining activities in the Subika open pit are completed as planned in H2 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground.

- **MWS (25% stream)**
Following the delivery of 1,587 gold ounces in Q4 2024, our MWS stream reached its cumulative cap of 312,500 gold ounces.

Diversified assets:

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.3 million in revenue, relatively consistent with Q4 2023. When converted to GEOs, our Diversified assets contributed 24,498 GEOs, down 25.2% from 32,770 GEOs in Q4 2023, of which 24.5% was due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Other Mining:

- **Vale Royalty (*iron ore royalty*)**
Revenue from our Vale royalty decreased slightly compared to Q4 2023. Production from the Northern System benefited from strong production at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices. Attributable sales from our Vale royalty are expected to increase in 2025, reflecting contributions from the Southeastern System once the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached in the latter part of 2025.

- **LIORC**
Revenue from our attributable interest on the Carol Lake mine increased in Q4 2024 compared to Q4 2023, as LIORC declared a cash dividend of C$0.75 per common share in the current period, compared to C$0.45 in the prior year period. Iron Ore Company of Canada reported that production at Carol Lake is expected to improve in 2025 compared to 2024, where production was affected by forest fires in mid-July 2024 and operational challenges in the mine and concentrator throughout the year.

- **Caserones (*0.517% effective NSR*)**
Revenue from our interest in Caserones decreased in Q4 2024 compared to Q4 2023. Production during the year was impacted by labour action in August 2024 and mine sequencing changes which reduced grades and recoveries. For 2025, Lundin Mining expects production to be slightly lower than in 2024. In January 2024, EMX exercised an option to acquire a portion of our NSR, such that our effective NSR percentage interest was lower in 2024 than in 2023.

Energy:

- **U.S. (*various royalty rates*)**
Revenue from our U.S. Energy interests increased compared to Q4 2023. We benefited from an increase in production due to new wells at our Permian interests and new contributions from additional interests in the Haynesville shale play, which mostly offset the impact of lower realized prices and reduced drilling activity.

- **Canada (*various royalty rates*)**
Revenue from our Canadian Energy interests was lower than in Q4 2023 due to lower realized prices and higher costs at Weyburn.

Shareholder Information and Details for 2024 Year-End Conference Call

The complete audited Consolidated Financial Statements and Management's Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2024 year-end results. Interested investors are invited to participate as follows:

Conference Call and Webcast:
March 10th 10:00 am ET

Conference Call URL:
(This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):
bit.ly/41xpMjP

Dial-in Numbers:
Toll-Free: 1-888-510-2154
International: 437-900-0527

Webcast:
www.franco-nevada.com

Replay:
(available until March 17th)
Toll Free: 1-888-660-6345
International: 289-819-1450
Pass code: 70370 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company, with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Endnotes:

1 **GEOs:** Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this Annual Report for more information on our methodology for calculating GEOs and Net GEOs.

2 **Non-GAAP Financial Measures:** Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards ("IFRS Accounting Standards") and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this Annual Report for further information and for a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards.

3 **Forward-looking Statements:** Please refer to the Cautionary Statement on Forward-Looking Information on page 53 of this Annual Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") of financial position and results of operations of Franco-Nevada Corporation ("Franco-Nevada", the "Company", "we" or "our") has been prepared based upon information available to Franco-Nevada as at March 8, 2025 and should be read in conjunction with Franco-Nevada's audited consolidated financial statements and related notes as at and for the years ended December 31, 2024 and 2023 (the "financial statements"). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards").

Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Cautionary Statement on Forward-Looking Information" at the end of this MD&A and to consult Franco-Nevada's financial statements for the years ended December 31, 2024 and 2023 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission ("SEC") on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada's producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

Abbreviated Definitions

Periods under review

"Q4"	The three-month period ended December 31
"Q3"	The three-month period ended September 30
"Q2"	The three-month period ended June 30
"Q1"	The three-month period ended March 31
"H2"	The six-month period ended December 31
"H1"	The six-month period ended June 30

Measurement

"GEO"	Gold equivalent ounces
"PGM"	Platinum group metals
"NGL"	Natural gas liquids
"oz"	Ounce
"oz Au"	Ounce of gold
"oz Ag"	Ounce of silver
"oz Pt"	Ounce of platinum
"oz Pd"	Ounce of palladium
"62% Fe"	62% Fe iron ore fines, dry metric tonnes CFR China
"LBMA"	London Bullion Market Association
"bbl"	Barrel
"mcf"	Thousand cubic feet
"WTI"	West Texas Intermediate

Interest types

"NSR"	Net smelter return royalty
"GR"	Gross royalty
"ORR"	Overriding royalty
"GORR"	Gross overriding royalty
"FH"	Freehold or lessor royalty
"NPI"	Net profits interest
"NRI"	Net royalty interest
"WI"	Working interest

Places and currencies

"U.S."	United States
"$" or "USD"	United States dollars
"C$" or "CAD"	Canadian dollars
"R$" or "BRL"	Brazilian reais
"A$" or "AUD"	Australian dollars

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

OVERVIEW

Franco-Nevada is a leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Our Portfolio (at March 8, 2025):

	Precious Metals	Other Mining	Energy	**Total**
Producing	48	14	56	**118**
Advanced	31	7	–	**38**
Exploration	161	88	27	**276**
Total	**240**	**109**	**83**	**432**

Compounded Average Annual Total Returns Since FNV Inception [1, 2, 3]


Franco-Nevada (FNV) - US$ basis
NASDAQ
S&P 500
Gold Bullion ETF
Barclays US Aggregate Bond
GDX (index of mostly gold miners)
-5%
-%
5%
10%
15%

1. FNV Inception - December 20, 2007
2. Compounded annual total returns to December 31, 2024
3. Source: TD Securities; Bloomberg

STRATEGY

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 17 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, providing a safe and diverse workplace, promoting responsible mining and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk so that we can provide capital to the industry when it is otherwise scarce.

The advantages of this business model are:

- Exposure to commodity price optionality;
- A perpetual discovery option over large areas of geologically prospective lands;
- No additional capital requirements other than the initial commitment;
- Limited exposure to cost inflation;
- A free cash-flow business with limited cash calls;
- A high-margin business that can generate cash through the entire commodity cycle;
- A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
- Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2024, 81.9% of our revenue was earned from mining assets, of which 76.6% was earned from precious metals.

A strength of our business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator's operating costs. In 2024, these interests accounted for 92.7% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

SELECTED FINANCIAL INFORMATION

(in millions, except Average Gold Price, GEOs sold, Adjusted EBITDA Margin, Adjusted Net Income Margin, per GEO amounts and per share amounts)	For the three months ended December 31,		For the year ended December 31,		
	2024	2023	2024	2023	2022
Statistical Measures					
Average Gold Price	$ 2,662	$ 1,976	$ 2,387	$ 1,943	$ 1,801
GEOs sold[1]	120,063	152,351	463,334	627,045	729,960
Net GEOs sold[1]	107,140	129,527	408,870	534,833	631,737
Statement of Comprehensive Income (Loss)					
Revenue	$ 321.0	$ 303.3	$ 1,113.6	$ 1,219.0	$ 1,315.7
Costs of sales	34.4	45.1	129.0	179.3	176.9
Depletion and depreciation	60.0	68.9	225.3	273.1	286.2
Impairment losses	–	1,173.3	–	1,173.3	–
Operating income (loss)	217.4	(987.6)	726.6	(428.0)	820.7
Net income (loss)	175.4	(982.5)	552.1	(466.4)	700.6
Basic earnings (loss) per share	$ 0.91	$ (5.11)	$ 2.87	$ (2.43)	$ 3.66
Diluted earnings (loss) per share	$ 0.91	$ (5.11)	$ 2.87	$ (2.43)	$ 3.65
Dividends declared per share	$ 0.36	$ 0.34	$ 1.44	$ 1.36	$ 1.28
Dividends declared (including DRIP)	$ 68.7	$ 65.9	$ 277.0	$ 262.1	$ 245.8
Weighted average shares outstanding	192.5	192.1	192.4	192.0	191.5
Non-GAAP Measures					
Cash Costs[2]	$ 34.4	$ 45.1	$ 129.0	$ 179.3	$ 176.9
Cash Costs[2] per GEO sold	$ 287	$ 296	$ 278	$ 286	$ 242
Adjusted EBITDA[2]	$ 277.4	$ 254.6	$ 951.6	$ 1,014.7	$ 1,106.9
Adjusted EBITDA[2] per share	$ 1.44	$ 1.33	$ 4.95	$ 5.28	$ 5.78
Adjusted EBITDA Margin[2]	86.4 %	83.9 %	85.5 %	83.2 %	84.1 %
Adjusted Net Income[2]	$ 183.3	$ 172.9	$ 618.1	$ 683.1	$ 697.6
Adjusted Net Income[2] per share	$ 0.95	$ 0.90	$ 3.21	$ 3.56	$ 3.64
Adjusted Net Income Margin[2]	57.1 %	57.0 %	55.5 %	56.0 %	53.0 %
Statement of Cash Flows					
Net cash provided by operating activities	$ 243.0	$ 283.5	$ 829.5	$ 991.2	$ 999.5
Net cash used in investing activities	$ (31.1)	$ (104.2)	$ (537.3)	$ (541.1)	$ (145.5)
Net cash used in financing activities	$ (62.0)	$ (59.8)	$ (240.4)	$ (230.1)	$ (189.0)

(expressed in millions)	As at December 31,		
	2024	2023	2022
Statement of Financial Position			
Cash and cash equivalents	$ 1,451.3	$ 1,421.9	$ 1,196.5
Total assets	6,330.4	5,994.1	6,626.8
Deferred income tax liabilities	238.0	180.1	153.0
Total shareholders' equity	5,996.6	5,769.1	6,417.6
Available capital[3]	2,433.6	2,402.6	2,177.7

1 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this Annual Report for more information on our methodology for calculating GEOs and Net GEOs. Net GEOs are GEOs sold, net of direct operating costs, including for our stream GEOs, the associated ongoing cost per ounce.

2 Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this Annual Report for more information on each non-GAAP financial measure.

3 Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1.0 billion revolving credit facility (the "Corporate Revolver") as referenced in the "Credit Facility" section of this Annual Report.

HIGHLIGHTS

The comparative periods below include contributions from Cobre Panama, which has been in preservation and safe management since November 2023. Please refer to the "Portfolio Updates" section of this Annual Report on page 23 for further updates relating to Cobre Panama.

Financial Update – Q4 2024 compared to Q4 2023

- **$321.0 million in revenue,**
  +5.8%; (+29.5% excluding Cobre Panama);

- **120,063 GEOs sold,**
  -21.2% (-3.2% excluding Cobre Panama), with approximately 6,216 gold ounces and 150,000 silver ounces from our streams remaining in inventory at year-end;

- **107,140 Net GEOs sold,**
  -17.3% (-0.5% excluding Cobre Panama);

- **Cash Costs of $287 per GEO sold,**
  compared to $296 per GEO sold;

- **$277.4 million, or $1.44 per share, of Adjusted EBITDA,**
  +9.0% and 8.3%, respectively (+30.9% and +30.7%, respectively, excluding Cobre Panama);

- **86.4% in Adjusted EBITDA Margin,**
  compared to 83.9%;

- **$175.4 million, or $0.91 per share, in net income,**
  compared to net loss of $982.5 million, or $5.11 per share;

- **$183.3 million, or $0.95 per share, in Adjusted Net Income,**
  +6.0% and +5.6%, respectively (+29.5% and 29.2%, respectively, excluding Cobre Panama);

- **57.1% in Adjusted Net Income Margin,**
  compared to 57.0%;

- **$243.0 million in net cash provided by operating activities,**
  -14.3% compared to Q4 2023 (-3.6% excluding Cobre Panama);

- **$1,451.3 million in cash and cash equivalents**
  as at December 31, 2024 (December 31, 2023 – $1,421.9 million);

- **$2.4 billion in available capital**
  as at December 31, 2024 (December 31, 2023 – $2.4 billion). Of this, $500 million was used for the acquisition of a precious metals stream on the Western Limb Mining Operations from Sibanye Stillwater Limited which closed on February 28, 2025, and up to $448.6 million to fund a financing package with Discovery Silver Corp. on the Porcupine Complex. Refer to the "Corporate Developments" section below for further details.

Financial Update – 2024 compared to 2023

- **$1,113.6 million in revenue,**
  -8.6% (+14.8% excluding Cobre Panama);

- **463,334 GEOs sold,**
  -26.1% (-7.1% excluding Cobre Panama);

- **408,870 Net GEOs sold,**
  -23.6% (-5.5% excluding Cobre Panama);

- **Cash Costs of $278 per GEO sold,**
  compared to $286 per GEO sold;

- **$951.6 million, or $4.95 per share, in Adjusted EBITDA,**
  -6.2% and -6.3%, respectively (+16.2% and +16.0%, respectively, excluding Cobre Panama);

- **85.5% in Adjusted EBITDA Margin,**
  compared to 83.2%;

- **$552.1 million, or $2.87 per share, in net income,**
  compared to net loss of $466.4 million or $2.43 per share in 2023. Net income for 2024 reflects an increase in income tax expense due to the enactment of the Global Minimum Tax in Q2 2024. Net loss for 2023 includes an impairment loss of $1,173.3 million we recognized in relation to our Cobre Panama streams;

- **$618.1 million, or $3.21 per share, in Adjusted Net Income,**
  -9.5% and -9.8%, respectively (+15.0% and 14.9%, respectively, excluding Cobre Panama);

- **55.5% in Adjusted Net Income Margin,**
  compared to 56.0%;

- **$829.5 million in net cash provided by operating activities,**
  -16.3% compared to prior year (-1.9% excluding Cobre Panama).

Corporate Developments

Acquisition of Precious Metals Stream on Sibanye Stillwater Limited's Western Limb Mining Operations – South Africa

Subsequent to year-end, on February 28, 2025, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC") completed the acquisition of a precious metals stream (the "Western Limb Mining Operations Stream") with reference to specific production from Sibanye Stillwater Limited's ("Sibanye-Stillwater") Marikana, Rustenburg and Kroondal mining operations (the "Stream Area") in South Africa for a purchase price of $500.0 million. The Western Limb Mining Operations Stream is primarily comprised of a gold component for the life of mine ("LOM") and a platinum component for approximately 25 years.

Key terms:

- Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold ("4E PGM") production from the Stream Area, according to the following schedule:

  - Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then

  - Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then

  - 80% of gold contained in concentrate for the remaining LOM.

- Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Mining Operations Stream Area, according to the following schedule:

  - 1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then

  - Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then

  - No further platinum deliveries.

Other terms include:

- Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.

- Effective start date of the Western Limb Mining Operations Stream is September 1, 2024, and first delivery approximately 45 days after closing of the transaction.

Pandora Royalty – South Africa

Subsequent to year-end, on February 28, 2025, Franco-Nevada and Sibanye-Stillwater converted the 5% net profit interest that Franco-Nevada holds on the Pandora property to a 1% net smelter return royalty. Sibanye-Stillwater's Pandora property forms a portion of its Marikana operations and includes the currently operating E3 decline.

Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

Subsequent to year-end, on January 27, 2025, we agreed to acquire, through a wholly-owned subsidiary, a 4.25% NSR royalty for $300.0 million, consisting of two tranches, on Discovery Silver Corp.'s ("Discovery") Porcupine Complex, located in Ontario, Canada. We also agreed to provide a $100.0 million senior secured term loan (the "Discovery Term Loan") and on February 3, 2025, we purchased 78,833,333 subscription receipts for $48.6 million (C$70.9 million). The financing package, totaling $448.6 million, provides Discovery with proceeds to acquire the Porcupine Complex and fund a planned capital program for the Complex.

Closing of the transactions are subject to customary conditions, including the successful completion of the acquisition by Discovery of the Porcupine Complex (which is itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals), and is expected to occur in Q2 2025.

Based on a National Instrument 43-101 ("NI 43-101") Technical Report completed by Discovery with an effective date of January 13, 2025, Discovery expects the Porcupine Complex, which includes the Hoyle Pond, Borden and Pamour mines, to produce approximately 285,000 gold ounces on average over the next 10 years and to produce a total of approximately 4.9 million ounces over a 22-year mine life.

Porcupine NSR Royalty

The royalty on the Porcupine Complex consists of two tranches: (i) a 2.25% NSR in perpetuity on all minerals produced, and (ii) a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan is a $100.0 million, 7-year term loan with an availability period of 2 years. The loan will bear interest at a rate of 3-Month Secured Overnight Financing Rate ("3-Month SOFR") +4.50% per annum. Amortization will begin after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provides for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance of 3-year common share purchase warrants by Discovery of $1.0 million.

Discovery Subscription Receipts

As part of a concurrent public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, we purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Each subscription receipt entitles the holder to receive, without payment of additional consideration and without further action, one common share of Discovery upon the satisfaction or waiver of certain release conditions. Upon receipt of the Discovery common shares, Franco-Nevada will own approximately 9.9% of Discovery's issued and outstanding common shares. Franco-Nevada has agreed to a two-year lock-up, commencing on the closing of the acquisition in respect of Discovery common shares acquired in the offering.

Acquisition of Royalty on Hayasa Metals Inc.'s Urasar Project – Armenia

Subsequent to year-end, on January 21, 2025, we acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.'s ("Hayasa") Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a joint acquisition agreement with EMX Royalty Corporation ("EMX").

Option to Acquire Royalty with Brazil Potash Corp. – Brazil

On November 1, 2024, we acquired an option from Brazil Potash Corp. ("Brazil Potash") for $1.0 million to purchase a 4.0% gross revenue royalty on potash produced from Brazil Potash's Autazes development stage project in Brazil.

Acquisition of Royalty on Newmont Corporation's Yanacocha Operations – Peru

On August 13, 2024, we indirectly acquired from Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and its subsidiary, an existing 1.8% net smelter return royalty on all minerals (the "Yanacocha Royalty") covering Newmont Corporation's ("Newmont") Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consisted of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million (payable with 118,534 common shares of Franco-Nevada, as determined as of the date of closing), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

The acquisition of the Yanacocha Royalty was effective July 1, 2024.

Acquisition of Gold Stream on SolGold plc's Cascabel Copper-Gold Project – Ecuador

On July 15, 2024, we acquired, through our wholly-owned subsidiary, FNBC, a gold stream (the "Cascabel Stream") from SolGold plc ("SolGold") with reference to production from the Cascabel project located in Ecuador. Franco-Nevada has a pre-existing 1.0% NSR on all minerals from the project. FNBC and Osisko Gold Royalties Ltd.'s subsidiary, Osisko Bermuda Limited ("Osisko"), participated in the stream financing package on a 70%/30% basis. FNBC will provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million as follows:

- $70.0 million from FNBC in pre-construction funding available as three equal sized staged payments. FNBC funded an upfront deposit of $23.4 million at closing and will fund two additional staged deposits of $23.3 million each, subject to completion of key development milestones.

- $455.0 million available from FNBC towards construction, subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNBC are based on gold production from the Cascabel property, according to the following schedule:

- 14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.

- Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

SolGold will receive 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

- In the event of a change of control within five years from closing, FNBC has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.

- FNBC and Osisko obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.

- The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries have provided FNBC and Osisko with corporate guarantees and security over their assets related to the Cascabel project.

- FNBC agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

G Mining Ventures Corp. Term Loan and Equity Investment

G Mining Ventures Term Loan

We advanced, through a wholly-owned subsidiary, $75.0 million to G Mining Ventures Corp. ("G Mining Ventures") pursuant to our term loan agreement (the "G Mining Ventures Term Loan"). The G Mining Ventures Term Loan agreement was entered into in July 2022 as part of our initial project financing package in connection with the Tocantinzinho gold project. The G Mining Ventures Term Loan was funded in two tranches, with $42.0 million on January 29, 2024, and $33.0 million on April 19, 2024, and is a 6-year senior secured term loan, bearing interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% per annum after completion tests have been achieved at the Tocantinzinho project. Interest earned on the G Mining Ventures Term Loan is included within interest revenue on the statement of income (loss) and comprehensive income (loss).

G Mining Ventures Equity Investment

On July 12, 2024, we completed a private placement of $25.0 million with G Mining Ventures at a price of C$2.279 per share (equivalent to C$9.116 per share following the merger between G Mining Ventures and Reunion Gold Corporation on July 15, 2024). La Mancha Investments S.à r.l. completed a concurrent $25.0 million private placement resulting in total proceeds to G Mining Ventures of $50.0 million. The placement was related to G Mining Ventures' business combination with Reunion Gold and advancement of the Oko West gold development project in Guyana.

On December 4, 2024, we exercised share purchase warrants to acquire 2,875,000 common shares of G Mining Ventures at a price of C$7.60 for a total cost of $15.5 million (C$21.9 million). The share purchase warrants were granted to Franco-Nevada in connection with our initial project financing package for the Tocantinzinho gold project in July 2022.

EMX Royalty Corporation Term Loan

On August 19, 2024, we advanced, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX pursuant to a term loan agreement (the "EMX Term Loan"). The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin based on EMX's net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis. Interest earned on the EMX Term Loan is included within interest revenue on the statement of income (loss) and comprehensive income (loss).

Convertible Debenture with Skeena Resources Ltd.

On June 26, 2024, following the completion of a project financing for Eskay Creek, Skeena Resources Ltd. ("Skeena") paid $18.9 million (C$25.9 million) to Franco-Nevada as full repayment for the convertible debenture we advanced in December 2023 (the "Skeena Convertible Debenture"). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by Skeena's board of directors. Interest earned on the Skeena Convertible Debenture was included within other interest income on the statement of income (loss) and other comprehensive income (loss).

Term Loan with SolGold

On May 13, 2024, SolGold received a $10.0 million term loan from Franco-Nevada which was repaid on July 17, 2024. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. Interest earned on the SolGold Term Loan was included within interest revenue on the statement of income (loss) and comprehensive income (loss).

Acquisition of Royalty in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, we acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.'s ("Scottie") claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, we acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Receipt of Séguéla Royalty Buy-Back Proceeds – Cote d'Ivoire

On March 30, 2024, Fortuna Mining Corp. ("Fortuna") exercised its option to buy-back 0.6% of our initial 1.2% NSR on the Séguéla mine for $6.5 million (A$10 million). Our NSR percentage on the Séguéla mine is now 0.6%.

Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, we amended our precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly-owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the "Variable Phase 1 Deliveries"), then 37.5% over the remaining life of the mine (the "Variable Phase 2 Deliveries"). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, we acquired, through a wholly-owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX exercised an option to acquire 0.0531% of our effective NSR on the Caserones mine for a price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Acquisition of Additional Royalties on Pascua-Lama Project – Chile

On January 3, 2024, we acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation's Pascua-Lama project for a purchase price of $6.7 million. Including the interest we acquired in August 2023, we now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

Acquisition of Additional Natural Gas Royalty Interests in the Haynesville – U.S.

On January 2, 2024, we closed, through wholly-owned subsidiaries, the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. We had funded an initial deposit of $12.5 million in November 2023 when we entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. ("Continental") to acquire, through a jointly-owned entity (the "Royalty Acquisition Venture"), royalty rights within Continental's areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $2.5 million and $23.5 million for Q4 2024 and 2024, respectively (Q4 2023 and 2023 – $1.3 million and $9.6 million, respectively). As at December 31, 2024, Franco-Nevada has remaining commitments of up to $46.3 million.

Credit Facility

In June 2024, we amended our $1.0 billion unsecured revolving term credit facility (the "Corporate Revolver") to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada's leverage ratio.

As at December 31, 2024, we have three standby letters of credit in the amount of $17.7 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the "Contingencies" section of this Annual Report. These standby letters of credit reduce the available balance under the Corporate Revolver.

Dividends

As announced on January 29, 2025, Franco-Nevada's Board of Directors raised the Company's quarterly dividend and declared a quarterly dividend of US$0.38 per share payable on March 27, 2025 to shareholders of record on March 13, 2025. The increased dividend is intended to be effective for the full 2025 fiscal year. This is a 5.6% increase from the previous US$0.36 per share quarterly dividend and marks the 18th consecutive annual increase for Franco-Nevada shareholders.

In Q4 2024, we declared a quarterly dividend of $0.36 per share, compared to the dividend of $0.34 per share in Q4 2023. During the quarter, we paid total dividends of $68.7 million, of which $62.2 million was paid in cash and $6.5 million was settled in common shares under our Dividend Reinvestment Plan (the "DRIP"). In 2024, we paid total dividends of $277.0 million, of which $242.4 million was paid in cash and $34.6 million was settled in common shares under our DRIP.

Tax Updates

Global Minimum Tax and Barbados Corporate Tax Reform

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act ("GMTA") which implements key measures of the OECD's Pillar Two GMT in Canada and includes the introduction of a 15% GMT that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024. As a result, Franco-Nevada is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction in which its subsidiary operates in is below the 15% minimum rate.

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD's Pillar Two GMT initiative. The measures include (i) an increase of the Barbados corporate tax rate to 9% effective January 1, 2024, and (ii) the introduction of a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which tops up the Barbados effective tax rate payable by an entity subject to Pillar Two, from 9% to 15%. As a result of these changes, our subsidiary in Barbados recognized an additional income tax expense of $44.3 million in the year ended December 31, 2024. In addition, our subsidiary recognized a deferred tax expense of approximately $49.1 million related to the remeasurement of its January 1, 2024 opening deferred tax liability balance.

All entities within the Franco-Nevada group have an effective tax rate of at least 15% for the year ended December 31, 2024, including our subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described above. Therefore, no current tax expense was recognized in respect of the GMTA for the year ended December 31, 2024.

A summary of the total income tax recognized by Franco-Nevada for years ended December 31, 2024 and 2023 is shown below:

	For the three months ended December 31,		For the year ended December 31,	
	2024	2023	**2024**	2023
Income tax expense				
Tax expense excluding impact of GMT	$ **33.1**	$ 22.7	$ **118.4**	$ 102.2
Q1 2024 retroactive impact of GMT	**–**	–	**9.9**	–
Q2 2024 impact of GMT	**–**	–	**10.8**	–
Q3 2024 impact of GMT	**–**	–	**9.9**	–
Q4 2024 impact of GMT	**13.7**	–	**13.7**	–
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	**–**	–	**49.1**	–
Total income tax expense	$ **46.8**	$ 22.7	$ **211.8**	$ 102.2

CRA Audit

With respect to the ongoing audit by the CRA of Franco-Nevada's 2013–2021 taxation years, please refer to the "Contingencies" section of this Annual Report for further details.

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 8, 2025 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

Cobre Panama remains on preservation and safe management ("P&SM") with production halted since November 2023.

On March 8, 2023, First Quantum Minerals Ltd. ("First Quantum") and its subsidiary, Minera Panama S.A. ("MPSA"), and the Government of Panama (the "GOP") announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the "Revised Concession Contract"). On October 20, 2023, the National Assembly adopted Law 406, which gave the Revised Concession Contract the status of legislation. The GOP shortly thereafter withdrew support for the Revised Concession Contract and Law 406. On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists, although it did not order the closure of the Cobre Panama mine. The GOP thereafter took further steps against the mine.

First Quantum is working with the Ministry of Commerce and Industries ("MICI") to implement environmental stability and asset integrity measures. At the request of the MICI, Cobre Panama delivered a draft plan for the first phase of P&SM to the GOP (the "P&SM plan") in the first quarter of 2024. In May 2024, an Intergovernmental Commission that had been convened to inspect the site and review the P&SM plan issued its Inspection Report and recommendation for approval and implementation of the P&SM plan and its key activities; including export of 121 thousand dry metric tonnes of copper concentrate that has been stored at site since operations were suspended, reactivation of the power plant, determining a means of dealing with the sulphur containing stockpiles and providing material for the embankment walls of the tailings facility. Subsequently, there was an election and a change of government on July 1, 2024. The incoming administration reviewed the P&SM plan upon taking office. The P&SM plan is still pending government approval, and therefore not all aspects of the plan have been able to be implemented.

The general elections were held in Panama during May 2024 and a new government took office on July 1, 2024 under the leadership of President José Raúl Mulino. President Mulino has made public statements to the effect that his government intends to address the Cobre Panama mine in early 2025. The GOP also announced that an integrated audit of Cobre Panama would be conducted with international experts to establish a factual basis to aid in decision making for the future of the mine. On January 6, 2025, Panama's Ministry of Environment ("MiAMBIENTE") released the terms of reference for the environmental audit of the Cobre Panama mine. The terms of reference for the environmental audit were submitted to a public consultation process, with a public comment period that concluded on February 7, 2025. Separately, an independent audit of the copper concentrate stored on site was completed by the government in December 2024, which confirmed the quantities of copper concentrate stored at the facilities.

On January 12, 2025, the Minister of Environment and the Minister of Security conducted a site visit of Cobre Panama. During the visit, the ministers were given a tour of the mine site, highlighting the P&SM plan that is designed to ensure site stability, protect the assets of the mine and ensure the well-being of the workforce, communities and the environment. The visit also enabled the ministers to inspect 7,960 tons of ammonium nitrate stored at the mine's Punta Rincón port. The Minister of Environment has subsequently stated that the material should be exported, which commenced by road in January 2025. The P&SM plan is not yet approved by the GOP.

On February 27, 2025, President Mulino made public statements to the effect that he intends to discuss the future of the Cobre Panama mine after his government has addressed the country's social security reform.

Franco-Nevada Arbitration Proceedings

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On June 27, 2024, Franco-Nevada filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that Franco-Nevada presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development. In Q4 2024, members of the tribunal were selected and appointed, and the tribunal was constituted on December 9, 2024. The hearing is scheduled to be held in October 2026.

While we continue to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

Approval of Antamina Modified Environmental Impact Assessment

In February 2025, Teck Resources Limited released an updated NI 43-101 Technical Report on Antamina, outlining an increase in Mineral Reserves to 550 million tonnes (grading at 0.92% copper, 0.67% zinc, 11.7 g/t silver, and 0.023% molybdenum), following the approval of Antamina's Modification of Environmental Impact Assessment ("MEIA") in February 2024.

Restructuring at Stillwater

Operations at Stillwater improved in 2024 following a repositioning undertaken by Sibanye-Stillwater of its US PGM operations in Q4 2023. However, as a result of a continued decline in PGM prices, Sibanye-Stillwater completed a further restructuring in Q4 2024. The Stillwater West mine has been placed on care and maintenance, with production focusing on lower volume, higher margin production from the East Boulder and Stillwater East mines. As a result, Sibanye-Stillwater is now guiding to production of between 255,000 and 270,000 2E PGM ounces for 2025, compared to 425,842 2E PGM ounces produced in 2024. Over the long-term, operations will focus on maintaining flexibility in long-life orebodies and emphasizing continuous cost optimization.

First Gold and Commencement of Commercial Production at Tocantinzinho

G Mining Ventures announced that the Tocantinzinho mine achieved commercial production in September 2024, after its first gold pour on July 9, 2024. The mine will continue to ramp up production in 2025 and annual gold production is forecasted to range between 175,000 and 200,000 ounces, more heavily weighted to H2 2025. Tocantinzinho produced 63,566 gold ounces in 2024. The mine is expected to average annual gold production of 174,700 ounces over a 10.5 year mine life and 196,200 ounces for the first five full years. Franco-Nevada owns a 12.5% gold stream on production from the Tocantinzinho mine.

First Gold and Commencement of Commercial Production at Greenstone

Equinox Gold Corp. announced that the Greenstone mine achieved commercial production on November 6, 2024, after achieving its inaugural gold pour in May 2024. The mine produced 111,717 gold ounces in 2024. In 2025, Equinox expects Greenstone to produce between 300,000 and 350,000 gold ounces. At full production, Greenstone is expected to produce an average of 390,000 gold ounces per year for the first five years and 330,000 ounces of gold annually for an initial 15-year mine life. Franco-Nevada owns a 3% NSR on Greenstone and received its first royalty payment in Q2 2024.

First Gold and Ramp-up at Salares Norte

Gold Fields Limited announced first gold-silver pour from its Salares Norte mine on March 28, 2024. However, severe winter weather conditions caused a temporary shut-down of the plant and ramp-up was temporarily suspended. Ramp-up recommenced in late Q3 2024 and the mine produced 45,000 gold equivalent ounces in 2024. With commercial levels of production set to be achieved in Q2 2025, Gold Fields expects to produce between 325,000 and 375,000 gold equivalent ounces in 2025, depending on the ramp-up progress.

GUIDANCE AND OUTLOOK

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the "Cautionary Statement on Forward-Looking Information" section at the end of this Annual Report and the "Risk Factors" section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The Company's Annual Information Form and Form 40-F for the year ended December 31, 2024 will be filed before March 31, 2025 and will be available on www.sedarplus.com and www.sec.gov, respectively. The 2025 guidance and long-term outlook is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our guidance reflects GEOs that have been delivered from the operators of our assets and that we have subsequently sold. Our GEO deliveries may differ from operators' production based on timing of deliveries and due to recovery and payability factors. Our GEO sales may differ from GEO deliveries based on the timing of the sales. For royalties, GEO guidance reflects the timing of royalty payments or accruals.

Our 2025 guidance and long-term outlook are based on the following assumed commodity prices: $2,800/oz Au, $31/oz Ag, $950/oz Pt, $950/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

2025 Guidance

We expect our 2025 revenue to be more than 25% higher than in 2024. This is based on our budgeted gold price of $2,800/oz and the mid-point of our Total GEOs guidance range, provided below. We anticipate a 14% increase in Precious Metal GEOs and a 7% increase in our Total GEOs for 2025 compared to 2024, assuming no contributions from Cobre Panama.

	2025 Guidance	2024 Actual
Precious Metal GEO sales	385,000 to 425,000 GEOs	355,310 GEOs
Total GEO sales	465,000 to 525,000 GEOs	463,334 GEOs

1   We expect our streams to contribute between 255,000 and 285,000 of our GEO sales for 2025. For 2024, we sold 236,158 GEOs from our streams.

2   Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $46.3 million.

The anticipated 14% increase in Precious Metal GEOs largely reflects the recent additions of the Yanacocha royalty, the Western Limb Mining Operations Stream, and the Porcupine Complex royalty which is expected to close in Q2 2025. We also expect to benefit from the continued ramp-up of newly constructed mines and initial contributions from Valentine Gold. For Total GEOs, the anticipated 7% increase over 2024 is expected to be driven by higher Precious Metal GEOs, partly offset by lower GEOs from our Diversified assets. We are forecasting higher production from our Diversified assets although the expected contribution to GEOs from these assets is lower than in 2024 as we have assumed significantly higher gold prices and slightly lower energy and iron ore prices in calculating the GEO contribution. For reference, a $100 increase in the price of gold from our current assumption of $2,800/oz would result in a decrease of approximately 4,750 GEOs, with all other commodity prices and production levels constant.

Based on our assumed commodity prices, we expect our revenue mix for 2025 to be comprised of 70% gold, 11% silver, 2% PGMs, 9% oil and NGLs, 4% natural gas, 3% iron ore with the balance being from other commodities.

Precious Metals

- **South America:**
  For Candelaria, we forecast between 60,000 and 70,000 GEOs sold, generally in line with 2024 where we sold 67,260 GEOs, as production from Phase 11 is planned to shift to lower average grades. For Antapaccay, we anticipate GEOs sold to decrease from 55,329 GEOs in 2024 to between 40,000 and 50,000 GEOs based on mine sequencing. For Antamina, we anticipate an increase to between 3.1 and 3.3 million silver ounces, compared to 1.9 million ounces sold in 2024, reflecting an increase in silver production due to anticipated higher silver grades. We expect higher contributions from Tocantinzinho and Salares Norte as both mines continue to ramp-up production and expect a full-year of contributions from our recently acquired Yanacocha royalty.

- **Central America & Mexico:**
  For Guadalupe-Palmarejo, we anticipate deliveries of between 45,000 and 50,000 GEOs, an increase compared to 2024, reflecting a greater proportion of Palmarejo's production being mined from ground covered by our stream. We assumed no production from Cobre Panama, which currently remains in a phase of P&SM with production halted.

- **Canada & United States:**
  We expect royalty payments from the Porcupine Complex to contribute approximately 6,000 GEOs in 2025, assuming the acquisition of this asset by Discovery closes in April 2025. We also expect an increase in GEOs from Greenstone as the mine continues its ramp-up and contributes a first full year of production. Valentine Gold is expected to pour first gold in Q2 2025. Production at Detour is also anticipated to increase, after the mill successfully ramped up to a throughput rate of 28 million tonnes per annum in Q4 2024. Offsetting these increases is expected lower GEOs from Stillwater, following Sibanye-Stillwater's restructuring plans for its US PGM operations, as noted in the "Portfolio Updates" section above.

- **Rest of World:**
  Our Western Limb Mining Operations Stream had an effective start date of September 1, 2024. First deliveries are expected within 45 days of closing the transaction and will include approximately 7,000 GEOs related to production in the last four months of 2024. Deliveries related to 2025 production are expected to total approximately 20,000 GEOs. Production at Subika (Ahafo) is expected to decrease relative to 2024 as mining activities in the Subika open pit are completed as planned in H2 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground. Tasiast expects lower production driven by mine plan sequencing and lower grades during the stripping phase of West Branch 5.

Diversified

- **Other Mining:**

  Attributable sales from our Vale royalty are expected to increase in 2025 compared to 2024, reflecting contributions from the Southeastern System assuming the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached in the latter part of 2025. Iron ore production from Iron Ore Company of Canada's Carol Lake mine is expected to improve in 2025 compared to 2024, where production was affected by forest fires and operational challenges. Revenue from Other Mining assets, which include our copper royalty on Caserones, is expected to be slightly lower than in 2024.

- **Energy:**

  We expect revenue from our Energy assets to remain in-line with 2024. Contribution from our U.S. oil assets is expected to be lower due to assumed lower oil prices of $70/bbl WTI when compared to 2024. Conversely, we are assuming slightly higher Henry Hub natural gas prices of $3.00/mcf compared to 2024 and as a result anticipate higher contributions from our U.S. gas assets. With respect to our Canadian assets, production from the Weyburn Unit is forecasted to remain relatively stable, but our Weyburn NRI is expected to be impacted by higher capital costs.

Interest Revenue

We estimate interest income from our loans receivable in 2025 to be between $10.0 million and $12.0 million, not including interest revenue we may earn from the $100.0 million Discovery Term Loan.

Depletion

We estimate depletion and depreciation expense in 2025 to be between $265.0 million and $295.0 million. In 2024, depletion expense was $225.3 million.

Income Tax

We expect our effective tax rate to be between 19% and 21%.

Capital Commitments

As of December 31, 2024, our remaining capital commitment to the Royalty Acquisition Venture with Continental was $46.3 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2025. Subsequent to year-end, we closed the acquisition of our stream on Sibanye-Stillwater's Western Limb Mining Operations and funded $500.0 million on February 28, 2025. We also anticipate funding the acquisition of the $300.0 Porcupine royalty, as well as the two remaining staged payments for the pre-construction funding of the Cascabel Stream. Refer to the "Commitments" section of this MD&A for further details on our other commitments.

Long-Term Outlook

For 2028, we expect Precious Metal GEOs to increase to between 400,000 and 440,000 GEOs and Total GEOs to increase to between 505,000 and 565,000 GEOs, a 18% and 15% increase, respectively, compared to 2024. For 2029, we expect Precious Metal GEOs to increase to between 375,000 and 415,000 GEOs and Total GEOs to increase to between 490,000 and 550,000 GEOs, a 11% and 12% increase, respectively, compared to 2024. We have not assumed any contribution from Cobre Panama in this outlook, although there is potential for materially higher GEOs should it restart production, depending on the conditions of such restart. Based on the average of the next five years of the Cobre Panama mine plan, the asset has the potential to contribute as much as 130,000 to 150,000 GEOs annually.

The five-year outlook reflects the expected commencement of production at Valentine Gold, Stibnite, Eskay Creek, Castle Mountain Phase 2, the Coroccohuayco project at Antapaccay, the expected underground expansion at Candelaria, and the long-term expansion of Magino. We also anticipate an increase in silver production from Antamina due to higher silver grades. The outlook includes a step-down starting in 2027 in our stream from 68% to 40% of gold and silver produced at Candelaria, and a reduction starting in 2028 in our stream deliveries at Antapaccay, where our stream will be based on 30% of gold and silver produced rather than indexed to copper production. Production at Guadalupe-Palmarejo is currently expected to decrease in 2029 based on the latest life of mine plan.

With respect to our Diversified assets, we anticipate production growth from the continued development of our U.S. Energy assets. We also expect an increase in attributable sales from Vale's Northern and Southeastern systems, and have assumed commencement of production at Copper World and Taca Taca in 2029. While we expect higher revenues from our Diversified assets in the long-term outlook compared to 2024, we have used significantly higher gold prices and slightly lower oil, gas and iron ore prices in calculating the GEO contribution as compared to the prices used in 2024. This has the effect of reducing the GEOs represented by the larger revenues.

MARKET OVERVIEW

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may refer to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices reached record highs during the year and into 2025, due to strong safe haven demand reflecting increasing global geopolitical concerns, the outcome of U.S election, the possibility of trade wars, and U.S. Federal Reserve's interest rate cuts. Oil prices remained relatively consistent in 2024 due to global oil inventory draws and ongoing geopolitical risks. Natural gas prices, while still depressed due to slower global growth, recovered slightly from their lows earlier in the year. Refer to the commodity price tables on pages 28 and 32 of this Annual Report for further details.

REVENUE BY ASSET

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue from our royalty, stream and working interests for the years ended December 31, 2024 and 2023:

Property (expressed in millions)	Interest and % (Gold unless otherwise indicated)	For the three months ended December 31, 2024	2023	For the year ended December 31, 2024	2023
Precious Metals					
South America					
Candelaria	Stream 68% Gold & Silver	$ 62.5	$ 31.7	$ 163.1	$ 130.3
Antapaccay	Stream (indexed) Gold & Silver	38.6	34.3	131.0	120.1
Antamina	Stream 22.5% Silver	14.1	12.8	55.3	50.5
Condestable	Stream Gold & Silver, Fixed through 2025	7.9	6.2	29.9	23.7
Tocantinzinho	Stream 12.5% Gold	12.5	–	15.4	–
Yanacocha	NSR 1.8%	4.6	–	7.5	–
Other		2.8	1.2	8.3	5.2
Central America & Mexico (excluding Cobre Panama)					
Guadalupe-Palmarejo	Stream 50%	$ 21.9	$ 16.1	$ 84.8	$ 66.8
Canada					
Detour Lake	NSR 2%	$ 9.0	$ 7.1	$ 31.9	$ 25.9
Hemlo	NSR 3%, NPI 50%	4.2	6.8	16.4	22.7
Kirkland Lake (Macassa)	NSR 1.5-5.5%, NPI 20%	3.2	1.7	10.0	6.3
Sudbury	Stream 50% PGM & Gold	1.2	3.4	9.9	17.6
Greenstone	NSR 3%	5.0	–	9.2	–
Brucejack	NSR 1.2%	2.6	1.1	7.2	5.9
Magino	NSR 3%	1.9	0.9	5.6	1.3
Other		3.7	2.9	11.9	12.6
United States					
Stillwater	NSR 5% PGM	$ 5.6	$ 6.3	$ 21.2	$ 26.1
Goldstrike	NSR 2-4%, NPI 2.4-6%	5.2	3.7	19.4	13.1
Bald Mountain	NSR/GR 0.875-5%	5.1	3.1	16.8	11.7
Marigold	NSR 1.75-5%, GR 0.5-4%	2.5	2.0	6.5	11.2
Gold Quarry	NSR 7.29%	1.9	–	3.0	3.0
Other		3.0	2.3	11.6	6.9
Rest of World					
MWS	Stream 25%	$ 4.3	$ 16.6	$ 55.9	$ 50.4
Subika (Ahafo)	NSR 2%	7.7	4.7	34.7	19.4
Tasiast	NSR 2%	8.7	6.3	30.5	24.5
Sabodala	Stream 6%, Fixed to 105,750 oz	6.3	4.7	22.6	18.3
Duketon	NSR 2%	2.3	3.0	10.5	12.0
Other		6.0	4.4	22.8	16.5
		$ 254.3	$ 183.3	$ 852.9	$ 702.0
Diversified					
Vale	Various Royalty Rates	$ 8.3	$ 9.0	$ 36.7	$ 35.1
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%[1]	3.3	2.2	13.8	12.1
Other mining assets		0.8	2.9	8.2	13.2
United States (Energy)					
Permian Basin	Various Royalty Rates	$ 14.6	$ 11.6	$ 45.4	$ 47.6
SCOOP/STACK	Various Royalty Rates	8.4	8.4	31.4	33.1
Marcellus	GORR 1%	7.3	6.9	26.9	28.0
Haynesville	Various Royalty Rates	5.8	5.9	21.0	26.0
Other		0.1	–	0.3	0.3
Canada (Energy)					
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$ 10.0	$ 11.9	$ 44.6	$ 50.1
Orion	GORR 4%	3.1	3.3	14.0	13.6
Other		2.6	2.5	9.4	9.0
		$ 64.3	$ 64.6	$ 251.7	$ 268.1
Royalty, stream and working interests (excluding Cobre Panama)		$ 318.6	$ 247.9	$ 1,104.6	$ 970.1
Interest revenue and other interest income		$ 2.4	$ –	$ 8.9	$ –
Total revenue (excluding Cobre Panama)		$ 321.0	$ 247.9	$ 1,113.5	$ 970.1
Cobre Panama[2]		$ –	$ 55.4	$ 0.1	$ 248.9
Total revenue		$ 321.0	$ 303.3	$ 1,113.6	$ 1,219.0

1 Includes interest attributable to Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.
2 Revenue from Cobre Panama in 2024 relates to the finalization of sales from 2023 vessels.

REVIEW OF QUARTERLY FINANCIAL PERFORMANCE

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2024	Q4 2023	Variance
Gold[1]	($/oz)	$ 2,662	$ 1,976	34.7 %
Silver[1]	($/oz)	31.34	23.23	34.9 %
Platinum[1]	($/oz)	966	912	5.9 %
Palladium[1]	($/oz)	1,011	1,085	(6.8)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	105	127	(17.3)%
Edmonton Light	(C$/bbl)	93.14	96.68	(3.7)%
West Texas Intermediate	($/bbl)	70.27	78.32	(10.3)%
Henry Hub	($/mcf)	2.99	2.91	2.7 %
CAD/USD exchange rate[2]		0.7149	0.7343	(2.6)%

1 Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2 Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2024 and 2023 were as follows:

For the three months ended December 31,	Gold Equivalent Ounces[1]			Revenue (in millions)		
	2024	2023	Variance	2024	2023	Variance
Commodity						
Gold (excluding Cobre Panama)	79,532	75,033	4,499	$ 211.6	$ 149.9	$ 61.7
Silver (excluding Cobre Panama)	13,689	12,139	1,550	36.2	24.6	11.6
PGM	2,344	4,091	(1,747)	6.5	8.8	(2.3)
Precious Metals	95,565	91,263	4,302	$ 254.3	$ 183.3	$ 71.0
Iron ore[2]	4,330	5,620	(1,290)	$ 11.6	$ 11.2	$ 0.4
Other mining assets	332	1,510	(1,178)	0.8	2.9	(2.1)
Oil	14,317	16,406	(2,089)	34.0	32.7	1.3
Gas	3,700	6,860	(3,160)	12.6	13.1	(0.5)
NGL	1,819	2,374	(555)	5.3	4.7	0.6
Diversified	24,498	32,770	(8,272)	$ 64.3	$ 64.6	$ (0.3)
Royalty, stream and working interests (excluding Cobre Panama)	120,063	124,033	(3,970)	$ 318.6	$ 247.9	$ 70.7
Interest revenue and other interest income	–	–	–	$ 2.4	$ –	$ 2.4
Revenue and GEOs (excluding Cobre Panama)	120,063	124,033	(3,970)	$ 321.0	$ 247.9	$ 73.1
Cobre Panama	–	28,318	(28,318)	$ –	$ 55.4	$ (55.4)
Total revenue and GEOs	120,063	152,351	(32,288)	$ 321.0	$ 303.3	$ 17.7
Geography						
South America	56,910	47,984	8,926	$ 151.2	$ 96.6	$ 54.6
Central America & Mexico (excluding Cobre Panama)	8,338	8,174	164	22.1	16.3	5.8
United States	23,021	25,648	(2,627)	60.1	50.6	9.5
Canada[2]	18,555	21,700	(3,145)	52.2	43.8	8.4
Rest of World	13,239	20,527	(7,288)	35.4	40.6	(5.2)
Revenue and GEOs (excluding Cobre Panama)	120,063	124,033	(3,970)	$ 321.0	$ 247.9	$ 73.1
Cobre Panama	–	28,318	(28,318)	$ –	$ 55.4	$ (55.4)
Total revenue and GEOs	120,063	152,351	(32,288)	$ 321.0	$ 303.3	$ 17.7
Type						
Revenue-based royalties	48,250	49,316	(1,066)	$ 127.3	$ 97.0	$ 30.3
Streams (excluding Cobre Panama)	63,632	62,323	1,309	169.3	126.0	43.3
Profit-based royalties	5,449	8,088	(2,639)	14.5	16.1	(1.6)
Other[2]	2,732	4,306	(1,574)	9.9	8.8	1.1
Revenue and GEOs (excluding Cobre Panama)	120,063	124,033	(3,970)	$ 321.0	$ 247.9	$ 73.1
Cobre Panama	–	28,318	(28,318)	$ –	$ 55.4	$ (55.4)
Total revenue and GEOs	120,063	152,351	(32,288)	$ 321.0	$ 303.3	$ 17.7

1 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this Annual Report for more information on our methodology for calculating GEOs.
2 Includes dividend earned on Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

We recognized $321.0 million in revenue in Q4 2024, up 5.8% from Q4 2023 (+29.5% excluding Cobre Panama). The comparative period includes contributions from the Cobre Panama mine, which remained on P&SM in Q4 2024. Revenue in the current period benefited from strong production from Candelaria, newly contributing assets, and record gold prices. Revenue also includes interest revenue of $2.4 million related to our loans receivable.

In Q4 2024, we earned 79.2% of our revenue from Precious Metals, compared to 78.7% in Q4 2023. Geographically, 89.0% of our revenue was derived from the Americas in Q4 2024, compared to 86.6% in Q4 2023.



We sold 120,063 GEOs in Q4 2024, down 21.2% compared to 152,351 GEOs in Q4 2023 (-3.2% excluding Cobre Panama). The decrease in GEOs is largely due to Cobre Panama remaining on P&SM during the quarter. In addition, while revenue from our Diversified assets was consistent with Q4 2023, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities during the quarter. A comparison of our sources of GEOs in Q4 2024 to Q4 2023 is shown below:



Precious Metals

Our Precious Metal assets contributed 95,565 GEOs in Q4 2024, down 20.1% (+4.7% excluding Cobre Panama) compared to 119,581 GEOs in Q4 2023. Excluding Cobre Panama, GEOs from our Precious Metal Assets increased primarily due to the following:

- **Candelaria**
  We received 26,891 GEOS from Candelaria and sold 23,558 GEOs in Q4 2024, with 3,333 GEOs remaining in inventory at December 31, 2024. Comparatively, we sold 15,772 in Q4 2023. Lundin Mining reported that Candelaria achieved one of its best second-half performances in H2 2024, as copper and gold production benefited from planned higher grade order from Phase 11.

- **Tocantinzinho**
  We received 5,372 GEOs from Tocantinzinho and sold 4,705 GEOs in Q4 2024, with 667 GEOs remaining in inventory at December 31, 2024. There were no GEOs sold in the comparative period as the production at the mine commenced in July 2024. Commercial production was achieved in September 2024 and the mine is expected to ramp up to reach nameplate throughput by early 2025.

- **Guadalupe-Palmarejo**
  We received 10,464 GEOs from our Guadalupe-Palmarejo stream and sold 8,248 GEOs in Q4 2024, with 2,216 GEOs remaining in inventory at December 31, 2024. Production in the current quarter was higher due to higher feed grade and production at Palmarejo.

- **Yanacocha**
  We recognized 1,730 GEOs during the quarter from our Yanacocha Royalty, which we acquired in August 2024. Newmont reported higher leach pad production in Q4 2024 as a result of the successful use of injection leaching technology. The mine exceeded production guidance of 290,000 for 2024, with 354,000 gold ounces produced in the year.

- **Greenstone**
  We sold 1,884 GEOs in Q4 2024 from our Greenstone royalty. Production at the mine commenced in May 2024 and commercial production was achieved in November 2024.

The above increases were partly offset by the following:

- **MWS**
  In Q4 2024, our MWS stream reached its cumulative cap of 312,500 gold ounces and we sold 1,587 GEOs compared to 8,402 GEOs in Q4 2023.

- **Antapaccay**
  We sold 14,522 GEOs from our Antapaccay stream in Q4 2024, compared to 17,033 GEOs in Q4 2023, reflecting lower planned production and an anticipated higher strip ratio. In addition, mine scheduling in H2 2024 was adjusted in part due to a geotechnical event which occurred in Q2 2024 and temporarily limited pit access.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.3 million in revenue, consistent with $64.6 million in Q4 2023. Our Iron Ore assets generated $11.6 million in Q4 2024, compared to $11.2 million in Q4 2023. Our Energy interests contributed $51.9 million in revenue in Q4 2024, slightly higher than $50.5 million in Q4 2023. When converted to GEOs, Diversified assets contributed 24,498 GEOs, down 25.2%, almost entirely due to changes in gold prices used in the conversion of non-gold revenue to GEOs.

Other Mining

- **Vale Royalty**
  We recorded $8.3 million in revenue from our Vale Royalty in Q4 2024 compared to $9.0 million in Q4 2023. Production from the Northern System benefited from strong production at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices.

- **LIORC**
  Labrador Iron Ore Royalty Corporation ("LIORC") contributed $3.3 million in revenue in Q4 2024, compared to $2.2 million in Q4 2023. LIORC declared a cash dividend of C$0.75 per common share in the current period, compared to C$0.45 in Q4 2023.

Energy

- **U.S.**
  Revenue from our U.S. Energy interests increased to $36.2 million in Q4 2024, compared to $32.8 million in Q4 2023. We benefited from an increase in production due to new wells at our Permian interests and new contributions from additional interests in the Haynesville shale play, which mostly offset the impact of lower realized prices and reduced drilling activity.

- **Canada**
  Revenue from our Canadian Energy interests decreased in Q4 2024 to $15.7 million from $17.7 million in the prior year quarter due to lower realized prices and higher costs at Weyburn.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended December 31,		
(expressed in millions)	**2024**	2023	Variance
Costs of stream sales	**$ 31.4**	$ 40.9	$ (9.5)
Mineral production taxes	**0.7**	0.6	0.1
Mining costs of sales	**$ 32.1**	$ 41.5	$ (9.4)
Energy costs of sales	**2.3**	3.6	(1.3)
	$ 34.4	$ 45.1	$ (10.7)

Costs of sales related to our streams were lower compared to Q4 2023, primarily reflecting the decrease in GEOs sold from Cobre Panama. Costs of sales for certain of our streams also vary based on gold prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in Q4 2024 compared to Q4 2023 are shown below:

Costs of Sales Reconciliation – Q4 2023 to Q4 2024


COS - Q4 2023
$45.1
Cobre Panama
- $12.8
MWS
- $3.0
Sudbury
- $1.3
Other, net
- $0.7
Permian Basin
- $0.3
Guadalupe-Palmarejo
+ $0.2
Sabodala
+ $0.3
Condestable
+ $0.4
Antapaccay
+ $0.8
Tocantinzinho
+ $2.5
Candelaria
+ $3.2
COS - Q4 2024
$34.4

Depletion and Depreciation

Depletion and depreciation expense totaled $60.0 million in Q4 2024, compared to $68.9 million in Q4 2023. Depletion expense incurred in Q4 2024 compared to Q4 2023 is shown below:

Depletion Reconciliation – Q4 2023 to Q4 2024


Depletion - Q4 2023
$68.9
Cobre Panama
- $11.2
MWS
- $5.4
Antapaccay
- $1.5
Antamina
- $0.9
Vale
- $0.7
Other, net
- $0.5
Stillwater
- $0.2
Gold Quarry
+ $0.4
Bald Mountain
+ $0.4
Yanacocha
+ $1.5
Candelaria
+ $4.0
Tocantinzinho
+ $5.2
Depletion - Q4 2024
$60.0

Income Taxes

Income tax expense was $46.8 million in Q4 2024, compared to $22.7 million in Q4 2023. The increase in income tax expense was due to tax measures enacted earlier in the year in relation to the OECD's GMT initiative, as detailed in the "Tax Updates" section on page 22 of this Annual Report.

Net Income (Loss) and Adjusted Net Income

Net income for Q4 2024 was $175.4 million, or $0.91 per share, compared to a net loss of $982.5 million, or $5.11 per share, in Q4 2023. The increase is primarily attributable to higher revenue due to an increase in commodity prices, offset by the impact of tax measures enacted in relation to the GMT, discussed above. In addition, the prior period included impairment losses of $1,173.3 million we recognized in Q4 2023 primarily related to Cobre Panama.

Adjusted Net Income for the same period was $183.3 million, or $0.95 per share, compared to $172.9 million, or $0.90 per share, in Q4 2023. Please refer to the "Non-GAAP Financial Measures" section of this Annual Report for further details on the computation of Adjusted Net Income.

REVIEW OF ANNUAL FINANCIAL PERFORMANCE

The following table summarizes average commodity prices and average exchange rates during the years presented.

Average prices and rates		2024	2023	Variance
Gold[1]	($/oz)	$ 2,387	$ 1,943	22.9 %
Silver[1]	($/oz)	28.24	23.39	20.7 %
Platinum[1]	($/oz)	955	967	(1.2)%
Palladium[1]	($/oz)	983	1,338	(26.5)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	110	119	(7.6)%
Edmonton Light	(C$/bbl)	98.20	99.55	(1.4)%
West Texas Intermediate	($/bbl)	75.72	77.62	(2.4)%
Henry Hub	($/mcf)	2.41	2.66	(9.4)%
CAD/USD exchange rate[2]		0.7301	0.7411	(1.5)%

1 Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2 Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the year ended December 31, 2024 and 2023 were as follows:

For the year ended December 31,	Gold Equivalent Ounces[1]			Revenue (in millions)		
	2024	2023	Variance	2024	2023	Variance
Commodity						
Gold (excluding Cobre Panama)	295,167	290,179	4,988	$ 706.8	$ 565.6	$ 141.2
Silver (excluding Cobre Panama)	48,485	49,370	(885)	117.8	96.5	21.3
PGM	11,628	20,042	(8,414)	28.3	39.8	(11.5)
Precious Metals	355,280	359,591	(4,311)	$ 852.9	$ 701.9	$ 151.0
Iron ore[2]	22,314	24,421	(2,107)	$ 50.5	$ 47.2	$ 3.3
Other mining assets	3,555	6,945	(3,390)	8.2	13.2	(5.0)
Oil	59,030	71,254	(12,224)	128.6	134.9	(6.3)
Gas	15,147	26,659	(11,512)	44.1	54.1	(10.0)
NGL	7,978	9,577	(1,599)	20.3	18.7	1.6
Diversified	108,024	138,856	(30,832)	$ 251.7	$ 268.1	$ (16.4)
Royalty, stream and working interests (excluding Cobre Panama)	463,304	498,447	(35,143)	$ 1,104.6	$ 970.0	$ 134.6
Interest revenue and other interest income	—	—	—	$ 8.9	$ —	$ 8.9
Revenue and GEOs (excluding Cobre Panama)	463,304	498,447	(35,143)	$ 1,113.5	$ 970.0	$ 143.5
Cobre Panama	30	128,598	(128,568)	$ 0.1	$ 249.0	$ (248.9)
Total revenue and GEOs	463,334	627,045	(163,711)	$ 1,113.6	$ 1,219.0	$ (105.4)
Geography						
South America	187,778	189,885	(2,107)	$ 451.1	$ 370.7	$ 80.4
Central America & Mexico (excluding Cobre Panama)	36,199	35,030	1,169	86.0	67.8	18.2
United States	87,212	107,782	(20,570)	205.0	208.0	(3.0)
Canada[2]	76,552	90,464	(13,912)	192.8	177.1	15.7
Rest of World	75,563	75,286	277	178.6	146.4	32.2
Revenue and GEOs (excluding Cobre Panama)	463,304	498,447	(35,143)	$ 1,113.5	$ 970.0	$ 143.5
Cobre Panama	30	128,598	(128,568)	$ 0.1	$ 249.0	$ (248.9)
Total revenue and GEOs	463,334	627,045	(163,711)	$ 1,113.6	$ 1,219.0	$ (105.4)
Type						
Revenue-based royalties	186,472	196,885	(10,413)	$ 440.1	$ 380.0	$ 60.1
Streams (excluding Cobre Panama)	236,128	244,284	(8,156)	567.8	477.7	90.1
Profit-based royalties	24,447	33,282	(8,835)	57.8	64.9	(7.1)
Other[2]	16,257	23,996	(7,739)	47.8	47.4	0.4
Revenue and GEOs (excluding Cobre Panama)	463,304	498,447	(35,143)	$ 1,113.5	$ 970.0	$ 143.5
Cobre Panama	30	128,598	(128,568)	$ 0.1	$ 249.0	$ (248.9)
Total revenue and GEOs	463,334	627,045	(163,711)	$ 1,113.6	$ 1,219.0	$ (105.4)

1 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this Annual Report for more information on our methodology for calculating GEOs.
2 Includes interest attributable to Franco-Nevada's 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

We recognized $1,113.6 million in revenue in 2024, down 8.6% from 2023 (+14.8% excluding Cobre Panama). The comparative period includes contributions from Cobre Panama, which remained on P&SM in 2024. Revenue in the current period benefited from higher gold prices, offset by lower realized revenue from our Energy assets. Revenue also includes interest revenue and other interest income of $8.9 million related to our loans receivable.

We earned 76.6% of our 2024 revenue from Precious Metal assets, compared to 78.0% in 2023. Geographically, we remain heavily invested in the Americas, with 83.9% of revenue in 2024, compared to 88.0% in 2023.



Revenue by Commodity and Geography – 2023 and 2024
(US$ millions)

We sold 463,334 GEOs in 2024, down 26.1% from 2023 compared to 627,045 GEOs in 2023 (-7.1% excluding Cobre Panama). The decrease in GEOs is largely due to Cobre Panama remaining on P&SM during the year. In addition, the conversion of revenue from our non-gold assets into GEOs was impacted by the outperformance of gold prices relative to other commodities. A comparison of our sources of GEOs in 2024 to 2023 is shown below:



GEOs Sold Reconciliation – 2023 to 2024

Precious Metals

Our Precious Metal assets contributed 355,310 GEOs in 2024, down 27.2% from 488,189 GEOs in 2023 (-1.2% excluding Cobre Panama), primarily due to the following:

- **Cobre Panama**
  With the mine remaining on P&SM throughout the period, we only received nominal deliveries from Cobre Panama during the year, which related to the finalization of sales related to 2023 vessels. Comparatively, we sold 128,598 GEOs in 2023.

- **Antapaccay**
  We sold 55,329 GEOs from our Antapaccay stream in 2024, compared to 61,158 GEOs in 2023. Copper production at Antapaccay was lower in 2024 than in 2023, reflecting an anticipated higher strip ratio, further impacted by mine sequence delays due to geotechnical challenges in Q2 2024.

- **Sudbury**
  We sold 3,767 GEOs from our Sudbury PGM stream in 2024, compared to 8,609 GEOs in 2023, reflecting an anticipated decrease in production based on the latest mine plan as well as the impact of a lower conversion ratio due to the underperformance of PGM prices relative to gold.

The above decreases were partly offset by the following factors:

- **Candelaria**
  We received 70,593 GEOs from Candelaria and sold 67,260 GEOs 2024, with 3,333 GEOs remaining in inventory at December 31, 2024. Comparatively, we sold 66,710 GEOs in 2023. In Q2 2024, mining rates were impacted by the interface of the open pit and historic underground mining stopes, requiring more stockpiled ore to be processed which reduced grades and recoveries. With access to higher grade ore and improved runtime in the SAG mills improving since then, production improved significantly in H2 2024.

- **Tocantinzinho**
  We received 6,480 GEOs from Tocantinzinho and sold 5,813 GEOs in 2024, with 667 GEOs remaining in inventory at December 31, 2024. There were no GEOs sold in the comparative period as the production at the mine commenced in July 2024.

- **Subika (Ahafo)**
  We sold 14,735 GEOs in 2024, compared to 9,998 GEOs in 2023, reflecting higher mill throughput and higher ore grade milled.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $251.7 million in revenue in 2024, compared to $268.1 million in 2023. Our Iron Ore assets generated $50.5 million in 2024, a slight increase compared to $47.2 million in 2023. Our Energy interests contributed $193.0 million in revenue in 2024, compared to $207.7 million in 2023. When converted to GEOs, Diversified assets contributed 108,024 GEOs in 2024, down 22.2% compared to 2023, of which 19.6% was due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Other Mining

- **Vale Royalty**
  Revenue from Vale was $36.7 million in 2024 compared to $35.1 million in 2023, reflecting higher anticipated iron ore sales in 2024, partly offset by lower iron ore prices. Vale reported that the Northern System benefited from record production at S11D and higher shipments reflecting enhanced operational stability.

- **LIORC**
  LIORC contributed $13.8 million in revenue in 2024 compared to $12.1 million in 2023. While IOC production improved in the first half of the year compared to the prior year, wildfires in Northern Quebec impacted operations in July 2024.

- **Caserones**
  Revenue from our effective NSR on the Caserones mine was $3.9 million in 2024 compared to $5.8 million in 2023. Production during the year was impacted by labour action in August 2024, as well as mine sequencing changes which reduced grades and impacted recoveries in Q4 2024. In addition, in January 2024, EMX acquired a portion of our interest in Caserones, reducing our effective NSR interest compared to 2023.

Energy

- **U.S.**
  Revenue from our U.S. Energy interests decreased to $125.0 million in 2024, compared to $135.0 million in 2023 primarily due to lower gas prices and reduced drilling activity, partly offset by new contributions from additional Haynesville interests. In addition, revenue in 2023 included catch-up royalty payments of $7.0 million related to production from prior periods in the Permian Basin.

- **Canada**
  Revenue from our Canadian Energy interests decreased to $68.0 million in 2024, compared to $72.7 million in 2023 due to a decrease in realized prices from our Weyburn interests.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

(expressed in millions)	For the year ended December 31, 2024	2023	Variance
Costs of stream sales	$ 114.3	$ 164.5	$ (50.2)
Mineral production taxes	2.5	2.1	0.4
Mining costs of sales	$ 116.8	$ 166.6	$ (49.8)
Energy costs of sales	12.2	12.7	(0.5)
	$ 129.0	$ 179.3	$ (50.3)

Costs of sales related to our streams in 2024 decreased relative to 2023, primarily reflecting the decrease in GEOs sold from Cobre Panama. Costs of sales for certain of our streams also vary based on gold prices. Costs of sales related to our Energy assets include royalties payable and production taxes which vary based on revenue, and property taxes which may be reassessed from time to time. Costs of sales incurred in 2024 compared to 2023 are shown below:


Costs of Sales Reconciliation – 2023 to 2024
COS - 2023
$179.3
Cobre Panama
- $52.7
Sudbury
- $5.5
MWS
- $0.8
Marigold
- $0.4
Other, net
- $0.1
Sabodala
+ $0.9
Permian Basin
+ $0.9
Guadalupe-Palmarejo
+ $1.0
Condestable
+ $1.2
Antapaccay
+ $2.1
Tocantinzinho
+ $3.1
COS - 2024
$129.0

Depletion and Depreciation

Depletion and depreciation expense totaled $225.3 million in 2024 compared to $273.1 million in 2023, reflecting the decrease in GEOs sold in the current period. Depletion expense incurred in 2024 compared to 2023 is shown below:


Depletion Reconciliation – 2023 to 2024
Depletion - 2023
$273.1
Cobre Panama
- $50.5
Antapaccay
- $3.5
Permian Basin
- $3.3
Vale
- $2.4
Antamina
- $1.9
Bald Mountain
- $1.8
Other
+ $0.4
Haynesville
+ $1.9
Magino
+ $2.1
Yanacocha
+ $2.4
Candelaria
+ $2.4
Tocantinzinho
+ $6.4
Depletion - 2024
$225.3

Income Taxes

Income tax expense was $211.8 million in 2024, compared to $102.2 million in 2023. The increase in income tax expense was due to tax measures enacted during the year in relation to the OECD's GMT initiative, as detailed in the "Tax Updates" section on page 22 of this Annual Report.

Net Income (Loss) and Adjusted Net Income

Net income in 2024 was $552.1 million, or $2.87 per share, compared to net loss of $466.4 million, or $2.43 per share in 2023. The net loss in the prior year was due to impairment losses of $1,173.3 million recognized in Q4 2023 primarily related to Cobre Panama. Net income in 2024 was impacted by the loss of revenue from Cobre Panama being on P&SM throughout the year and the impact of tax measures enacted in relation to the GMT, discussed above. These were largely offset by an increase in commodity prices as well as contributions from newly producing mines and recently acquired assets.

Adjusted Net Income was $618.1 million, or $3.21 per share, compared to $683.1 million, or $3.56 per share, in 2023. For purposes of computing Adjusted Net Income, amounts which are not related to the current year resulting from the enactment of GMT measures were adjusted so users may understand what net income would have been had it only included income tax expense related to income earned in the current year. As such, we adjusted for the deferred tax expense of $49.1 million recognized in relation to the remeasurement of our deferred tax liability due to the changes in the Barbados tax rate. Please refer to the "Tax Updates" for further details, and to the "Non-GAAP Financial Measures" section of this Annual Report for further details on the computation of Adjusted Net Income.

IMPAIRMENT LOSSES

2024

For the year ended December 31, 2024, we did not recognize any impairment losses or reversals.

2023

In the prior year, we recognized the following impairment losses:

(expressed in millions)	2023
Royalty, stream and working interests, net	
Cobre Panama	$ 1,169.2
Energy exploration assets	4.1
	$ 1,173.3

Cobre Panama

For the year ended December 31, 2023, the Company assessed the Cobre Panama Cash-Generating Unit ("CGU") for indicators of impairment. The Company carried out an impairment assessment to determine the recoverable amount of the Cobre Panama CGU. The recoverable amount, in accordance with IAS 36, was determined to be nil at December 31, 2023 and the Company recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023.

In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama CGU will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

In addition, Franco-Nevada has initiated international arbitration proceedings. Refer to "Contingencies" section of this Annual Report for further details. This impairment was taken without prejudice to, or without attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

Energy Exploration Assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer of certain of the Company's Energy assets had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. As a result, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2023, the total amount written off was $4.1 million.

GENERAL AND ADMINISTRATIVE, SHARE-BASED COMPENSATION EXPENSES AND COBRE PANAMA ARBITRATION EXPENSES

The following table provides a breakdown of general and administrative ("G&A") expenses and share-based compensation ("SBC") expenses incurred for the periods presented:

(expressed in millions)	For the three months ended December 31,			For the year ended December 31,		
	2024	2023	Variance	**2024**	2023	Variance
Salaries and benefits	$ **2.8**	$ 2.5	$ 0.3	$ **10.1**	$ 10.2	$ (0.1)
Professional fees	**2.2**	1.2	1.0	**7.4**	5.2	2.2
Community contributions	**0.6**	1.4	(0.8)	**1.6**	1.4	0.2
Board of Directors' costs	**0.1**	0.1	–	**0.4**	0.5	(0.1)
Office, insurance and other expenses	**3.2**	0.9	2.3	**7.1**	6.2	0.9
General and administrative expenses	$ **8.9**	$ 6.1	$ 2.8	$ **26.6**	$ 23.5	$ 3.1
Share-based compensation expenses	**1.0**	(1.9)	2.9	**8.0**	4.4	3.6
Cobre Panama arbitration expenses	**2.1**	1.0	1.1	**6.3**	1.0	5.3
	$ **12.0**	$ 5.2	$ 6.8	$ **40.9**	$ 28.9	$ 12.0

G&A (including Cobre Panama arbitration expenses) and SBC expenses represented 3.7% of revenue in 2024, up from 2.4% in 2023. The increase was primarily due to legal expenses incurred in relation to the arbitration proceedings for Cobre Panama as well as an increase in SBC expenses. SBC expenses include expenses related to equity-settled stock options, restricted share units ("RSUs") and deferred share units ("DSUs"), as well as the mark-to-market gain or loss related to the DSUs. G&A expenses also include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions. Community contributions relate to the environmental and social initiatives we contribute to for the benefit of the communities where we operate, or own assets.

OTHER EXPENSES AND INCOME

Foreign Exchange and Other Expenses/Income

The following table provides a list of foreign exchange and other expenses/income incurred for the periods presented:

(expressed in millions)		For the three months ended December 31,					For the year ended December 31,			
		2024		2023		Variance		**2024**	2023	Variance
Foreign exchange (loss) gain	$	**(6.1)**	$	0.2	$	(6.3)	$	**(14.7)** $	2.3 $	(17.0)
Changes in fair value of financial instruments		**(2.0)**		11.3		(13.3)		**(6.0)**	11.3	(17.3)
Other (expense) income		**0.1**		0.8		(0.7)		**–**	0.8	(0.8)
	$	**(8.0)**	$	12.3	$	(20.3)	$	**(20.7)** $	14.4 $	(35.1)

Of the total foreign exchange loss of $14.7 million recognized in the year ended December 31, 2024, $12.9 million was an unrealized foreign exchange loss and $1.8 million was a realized foreign exchange loss. The foreign exchange loss largely related to our cash balances held in Brazilian Reais received from our Vale royalty, relative to the U.S. dollar which strengthened during the year. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income (loss). The parent company's functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar.

Changes in fair value of financial instruments comprise the mark-to-market gains or losses of warrants and other derivative instruments we hold. In addition, on June 26, 2024, we received full repayment of the Skeena Convertible Debenture and recognized a loss on the fair value of the debenture, which had a convertible feature, upon derecognition of the loan receivable.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

(expressed in millions)		For the three months ended December 31,					For the year ended December 31,			
		2024		2023		Variance		**2024**	2023	Variance
Finance income										
Interest	$	**13.5**	$	16.3	$	(2.8)	$	**60.6** $	52.3 $	8.3
	$	**13.5**	$	16.3	$	(2.8)	$	**60.6** $	52.3 $	8.3
Finance expenses										
Standby charges	$	**0.6**	$	0.6	$	–	$	**2.1** $	2.3 $	(0.2)
Amortization of debt issue costs		**–**		0.1		(0.1)		**0.4**	0.5	(0.1)
Accretion of lease liabilities		**0.1**		0.1		–		**0.1**	0.1	–
	$	**0.7**	$	0.8	$	(0.1)	$	**2.6** $	2.9 $	(0.3)

Finance income is earned on our cash and cash equivalents. The increase in finance income in 2024 is due to the increase in our cash and cash equivalents and the increase in yields compared to the prior year.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the unutilized portion of our credit facility and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In 2024 and 2023, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver.

SUMMARY OF QUARTERLY INFORMATION

Selected quarterly financial and statistical information for the most recent eight quarters[1] is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, Adjusted Net Income Margin, GEOs, Net GEOs, per GEO amounts and per share amounts)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenue	$ 321.0	$ 275.7	$ 260.1	$ 256.8	$ 303.3	$ 309.5	$ 329.9	$ 276.3
Costs and expenses[2]	103.6	93.7	91.1	98.6	1,290.9	122.5	129.4	104.2
Operating income (loss)	217.4	182.0	169.0	158.2	(987.6)	187.0	200.5	172.1
Other income	4.8	12.9	5.8	13.8	27.8	13.0	11.0	12.0
Income tax expense	46.8	42.2	95.3	27.5	22.7	24.9	27.0	27.6
Net income (loss)	175.4	152.7	79.5	144.5	(982.5)	175.1	184.5	156.5
Basic earnings (loss) per share	$ 0.91	$ 0.79	$ 0.41	$ 0.75	$ (5.11)	$ 0.91	$ 0.96	$ 0.82
Diluted earnings (loss) per share	$ 0.91	$ 0.79	$ 0.41	$ 0.75	$ (5.11)	$ 0.91	$ 0.96	$ 0.81
Net cash provided by operating activities	$ 243.0	$ 213.6	$ 194.4	$ 178.6	$ 283.5	$ 236.0	$ 261.9	$ 209.8
Net cash used in investing activities	(31.1)	(279.0)	(36.7)	(190.5)	(104.2)	(173.7)	(160.6)	(102.6)
Net cash used in financing activities	(62.0)	(61.1)	(59.2)	(58.1)	(59.8)	(56.8)	(56.9)	(56.6)
Average Gold Price[3]	$ 2,662	$ 2,477	$ 2,338	$ 2,072	$ 1,976	$ 1,929	$ 1,978	$ 1,889
GEOs sold[4]	120,063	110,110	110,264	122,897	152,351	160,848	168,515	145,331
Net GEOs sold[4]	107,140	97,232	97,817	106,681	129,527	135,498	144,703	125,105
Cash Costs[5]	$ 34.4	$ 31.9	$ 29.1	$ 33.6	$ 45.1	$ 48.9	$ 47.1	$ 38.2
Cash Costs[5] per GEO sold	$ 287	$ 290	$ 264	$ 273	$ 296	$ 304	$ 280	$ 263
Adjusted EBITDA[5]	$ 277.4	$ 236.2	$ 221.9	$ 216.1	$ 254.6	$ 255.1	$ 275.6	$ 229.4
Adjusted EBITDA[5] per share	$ 1.44	$ 1.23	$ 1.15	$ 1.12	$ 1.33	$ 1.33	$ 1.44	$ 1.20
Adjusted EBITDA Margin[5]	86.4 %	85.7 %	85.3 %	84.2 %	83.9 %	82.4 %	83.5 %	83.0 %
Adjusted Net Income[5][6]	$ 183.3	$ 153.9	$ 144.9	$ 136.1	$ 172.9	$ 175.1	$ 182.9	$ 152.2
Adjusted Net Income[5][6] per share	$ 0.95	$ 0.80	$ 0.75	$ 0.71	$ 0.90	$ 0.91	$ 0.95	$ 0.79
Adjusted Net Income Margin[5][6]	57.1 %	55.8 %	55.7 %	53.0 %	57.0 %	56.6 %	55.4 %	55.1 %

1 Sum of the quarters may not add up to yearly total due to rounding.

2 Includes impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.

3 Based on LBMA Gold Price PM Fix.

4 Refer to the "Gold Equivalent Ounces and Net Gold Equivalent Ounces" section of this Annual Report for more information on our methodology for calculating GEOs and Net GEOs.

5 Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Financial Measures" section of this Annual Report for more information on each non-GAAP financial measure.

6 Adjusted Net Income, Adjusted Net Income per share, and Adjusted Net Income Margin for Q1 2024 were recalculated to include $9.9 million in income tax expense which was recognized in Q2 2024 but related to the retroactive application of tax measures enacted in relation to the OECD's GMT initiative pertaining to income earned in Q1 2024.

BALANCE SHEET REVIEW

Summary Balance Sheet and Key Financial Metrics

		At December 31,	
(expressed in millions, except debt-to-equity ratio)		**2024**	2023
Cash and cash equivalents	$	**1,451.3**	$ 1,421.9
Current assets		**1,716.8**	1,615.3
Non-current assets		**4,613.6**	4,378.8
Total assets	$	**6,330.4**	$ 5,994.1
Current liabilities	$	**67.5**	$ 39.2
Non-current liabilities		**266.3**	185.8
Total liabilities	$	**333.8**	$ 225.0
Total shareholders' equity	$	**5,996.6**	$ 5,769.1
Total common shares outstanding		**192.6**	192.2
Capital management measures			
Available capital	$	**2,433.6**	$ 2,402.6
Debt-to-equity		**–**	–

Assets

Total assets were $6,330.4 million as at December 31, 2024 compared to $5,994.1 million as at December 31, 2023. Our non-current asset base is primarily comprised of royalty, stream and working interests, loans receivable and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2023 primarily reflects a net increase in our royalty, stream and working interests due to the acquisitions of the Yanacocha Royalty of $210.0 million, Haynesville royalties of $112.5 million funded in Q1 2024, and the initial funding under our Cascabel stream of $23.4 million, offset by depletion and foreign exchange translation adjustments. We also invested $74.5 million in equity investments, primarily in G Mining Ventures, and have $110.0 million as outstanding loans receivable from G Mining Ventures and EMX.

Liabilities

Total liabilities as at December 31, 2024 increased compared to December 31, 2023, largely due to an increase in current and deferred income tax liabilities as a result of tax measures enacted during the year in relation to the GMT, as further detailed in the "Tax Updates" section on page 22 of this Annual Report.

Shareholders' Equity

Shareholders' equity increased compared to December 31, 2023 as a result of earning net income of $552.1 million in 2024 and an increase in the fair value of our equity investments which are recorded at fair value through other comprehensive income. These were offset by dividends of $277.0 million of which $34.6 million was settled through the issuance of common shares pursuant to the DRIP and other comprehensive loss, net of tax, of $131.3 million due to currency translation adjustments.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the periods ended December 31, 2024 and 2023 was as follows:

(expressed in millions)	For the three months ended December 31,				For the year ended December 31,			
	2024		2023		**2024**		2023	
Net cash provided by operating activities	$	**243.0**	$	283.5	$	**829.5**	$	991.2
Net cash used in investing activities		**(31.1)**		(104.2)		**(537.3)**		(541.1)
Net cash used in financing activities		**(62.0)**		(59.8)		**(240.4)**		(230.1)
Effect of exchange rate changes on cash and cash equivalents		**(15.9)**		5.3		**(22.4)**		5.4
Net change in cash and cash equivalents	$	**134.0**	$	124.8	$	**29.4**	$	225.4

Operating Cash Flow

Net cash provided by operating activities was $243.0 million in Q4 2024 (Q4 2023 – $283.5 million). For 2024, net cash provided by operating activities was $829.5 million (2023 – $991.2 million). Operating cash flow in the 2024 periods was lower than in the same periods in 2023 primarily due to an increase in current tax expense as a result of the implementation of the Barbados Corporate Tax Reform and GMT during the year as well as a reduction in our non-cash working capital. In addition, the timing of the sale of gold and silver bullion we receive as settlement for certain of our royalties may vary from period to period. In 2024, we also posted an additional cash deposit in the amount of $18.2 million (C$24.5 million) in connection with the CRA audit.

Investing Activities

Net cash used in investing activities was $31.1 million in Q4 2024 (Q4 2023 - $104.2 million). Investing activities in the current quarter was primarily related to our exercise of share purchase warrants to acquire common shares of G Mining Ventures for $15.5 million (C$21.9 million).

For 2024, investing activities included the above-noted transactions for Q4 2024, as well as the acquisition of the Yanacocha royalty of $210.0 million, the advance of $34.7 million to EMX under our term loan agreement, the initial funding of $23.4 million for our Cascabel stream, the net advance of $73.5 million under our G Mining Ventures Term Loan agreement, the payment of an additional up-front deposit of $10.0 million to amend our Condestable stream, and the payment of $112.5 million upon closing of our second portfolio of royalties in Haynesville. We also advanced $10.0 million to SolGold in Q2 2024, which was subsequently repaid in full. These cash outflows were offset by proceeds received from the repayment of the Skeena Convertible Debentures of $18.9 million, the exercise of a buy-back option by Fortuna in connection with our Séguéla NSR for $6.5 million, and proceeds related to the exercise of an option by EMX in connection with our effective royalty interest in Caserones of $4.7 million.

Financing Activities

For Q4 2024 and 2024, net cash used in financing activities was $62.0 million and $240.4 million, respectively (Q4 2023 and 2023 – $59.8 million and $230.1 million, respectively) which was primarily related to the payment of dividends.

Capital Resources

Our cash and cash equivalents totaled $1,451.3 million as at December 31, 2024 (December 31, 2023 – $1,421.9 million). In addition, we held investments of $325.5 million (December 31, 2023 – $254.5 million). Of the total investments held, $316.8 million was held in publicly-traded equity instruments (December 31, 2023 – $241.8 million). Of the $316.8 million held in publicly-traded equity instruments, $127.3 million relates to our holdings of LIORC (December 31, 2023 – $152.7 million) which we consider being equivalent to a royalty and therefore hold as a long-term strategic investment.

As at the date of this Annual Report, we have one unsecured revolving credit facility available of $1.0 billion, with an accordion of $250.0 million. In June 2024, we amended the Corporate Revolver agreement to extend its term to June 3, 2029. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada's leverage ratio as referenced in Note 13 of our financial statements for the year ended December 31, 2024. As at December 31, 2024, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $17.7 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the "Contingencies" section of this Annual Report. These standby letters of credit reduce the available balance under the Corporate Revolver. As at March 8, 2025, we have a total of $982.3 million available under the Corporate Revolver.

Management's objectives when managing capital are:

(a) when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and

(b) to ensure that adequate levels of capital are maintained to meet Franco-Nevada's operating requirements and other current liabilities.

As at December 31, 2024, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q4 2024, the Canadian dollar traded in a range of $0.6937 to $0.7510, ending at $0.6950, and the Australian dollar traded between $0.6204 and $0.6924, ending at $0.6204.

Our near-term cash requirements include funding obligations related to our stream with Sibanye-Stillwater on the Western Limb Mining Operations (which we funded subsequent to year-end, on February 28, 2025), our royalty and term loan with Discovery in connection with the Porcupine Complex which is expected to close in Q2 2025, the pre-construction installments in relation to our Cascabel stream, the Royalty Acquisition Venture with Continental, and other capital commitments and contingent payments as outlined in the "Contingencies – Capital Commitments" section of this Annual Report. We also have purchase commitments for the ongoing cost per ounce under stream agreements as outlined in the "Contingencies – Purchase Commitments" section of this Annual Report, corporate administration costs, certain costs of operations, commitments under our various environmental and social initiatives, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures beyond our initial commitments at the time of entering into our agreements. Other than the investments we are committed to, as detailed in the "Contingencies" section of this MD&A, the acquisition of additional royalties, streams or other investments are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

Purchase Commitments

The following table summarizes Franco-Nevada's commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2024:

Interest	Attributable payable production to be purchased			Per ounce cash payment [1],[2]			Term of agreement [3]	Date of contract
	Gold	Silver	PGM	Gold	Silver	PGM		
Antamina	– %	22.5 % [4]	– %	n/a	5 % [5]	n/a	40 years	7-Oct-15
Antapaccay	– % [6]	– % [7]	– %	20 % [8]	20 % [9]	n/a	40 years	10-Feb-16
Candelaria	68 % [10]	68 % [10]	– %	$400	$4.00	n/a	40 years	6-Oct-14
Cascabel	14 % [11]	– %	– %	20 % [12]	n/a	n/a	40 years	15-Jul-24
Cobre Panama Fixed Payment Stream	– % [13]	– % [14]	– %	$418 [15]	$6.27 [16]	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	– % [17]	– % [18]	– %	20 % [19]	20 % [20]	n/a	40 years	19-Jan-18
Condestable	– % [21]	– % [22]	– %	20 % [23]	20 % [24]	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50 %	– %	– %	$800	n/a	n/a	40 years	2-Oct-14
Karma	4.875 %	– %	– %	20 % [25]	n/a	n/a	40 years	11-Aug-14
Sabodala	– % [26]	– %	– %	20 % [27]	n/a	n/a	40 years	25-Sep-20
Sudbury [28]	50 %	– %	50 %	$400	n/a	$400	40 years	15-Jul-08
Tocantinzinho	12.5 % [29]	– %	– %	20 % [30]	n/a	n/a	40 years	18-Jul-22
Cooke 4	7.0 %	– %	– %	$400	n/a	n/a	40 years	5-Nov-09

1 Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala and Tocantinzinho.

2 Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3 Subject to successive extensions.

4 Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.

5 Purchase price is 5% of the average silver price at the time of delivery.

6 Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7 Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8 Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.

9 Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.

10 Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

11 Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.

12 Purchase price is 20% of the spot price of gold at the time of delivery.

13 Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

14 Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.

15 After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.

16 After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.

17 Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

18 Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

19 After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.

20 After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.

21 Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.

22 Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.

23 Purchase price is 20% of the spot price of gold at the time of delivery.

24 Purchase price is 20% of the spot price of silver at the time of delivery.

25 Purchase price is 20% of the average gold price at the time of delivery.

26 Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

27 Purchase price is 20% of prevailing market price at the time of delivery.

28 Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

29 Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.

30 Purchase price is 20% of the spot price of gold at the time of delivery.

Capital Commitments

As at December 31, 2024, we have the following investment commitments with respect to our royalty and stream interests:

Asset	Commitment	Obligating Event
Western Limb Mining Operations stream	$500.0 million	Without limitation, completion of customary closing conditions, including approval from the South African Reserve Bank
Cascabel stream	$501.6 million	Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing
Royalty Acquisition Venture with Continental	$46.3 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million	50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons
Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$5.5 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million	Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

Subsequent to year-end, we committed to a financing package of approximately $448.6 million to Discovery in connection with the Porcupine Complex, as referenced in the "Corporate Developments" section of this Annual Report. We also funded $0.55 million for the acquisition of the Urasar royalty as part of our agreement with EMX.

The commitments in the above table are expected to be primarily funded from cash and cash equivalents on hand and cash flows from operating activities over the next few years. We also have commitments related to environmental and social initiatives in connection with our acquisition of royalty and stream interests.

Contingencies

(a) Cobre Panama

Cobre Panama has been on P&SM with production halted since November 2023.

On March 8, 2023, First Quantum and its subsidiary, MPSA, and the GOP announced that an agreement had been reached on the terms and conditions for the Revised Concession Contract. On October 20, 2023, the National Assembly adopted Law 406, which gave the Revised Concession Contract the status of legislation. The GOP shortly thereafter withdrew support for the Revised Concession Contract and Law 406. On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists, although it did not order the closure of the Cobre Panama mine. The GOP thereafter took further steps against the mine.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, we notified MICI of our intent to initiate arbitration to enforce our rights under international law ("Notice of Intent") pursuant to the Canada-Panama Free Trade Agreement (the "FTA"). On February 22, 2024, we filed an updated Notice of Intent (the "Updated Notice of Intent") reiterating our intent to commence arbitration under the FTA. On June 27, 2024, the Company filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development. In Q4 2024, members of the tribunal were selected and appointed, and the tribunal was constituted on December 9, 2024. The hearing is scheduled to be held in October 2026.

While Franco-Nevada is continuing to pursue these legal remedies, the Company strongly prefers and hopes for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

(b) Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013-2021 taxation years.

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the "Act"). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)	Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company's Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.	2013–2016	For 2013–2016: Tax: $20.8 (C$29.9) Transfer pricing penalties: $8.3 (C$12.0) Interest and other penalties: $16.9 (C$24.2) The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty. The Company's Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.
Transfer Pricing (Barbados)	Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company's Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.	2014–2019	For 2014–2019: Tax: $77.1 (C$110.7) Transfer pricing penalties: $12.2 (C$17.6) for 2014-2017; $17.0 (C$24.4) for 2018-2019 under review Interest and other penalties: $35.4 (C$50.8) If the CRA were to reassess the 2020–2024 taxation years on the same basis: Tax: $273.0 (C$392.8) Transfer pricing penalties: $103.2 (C$148.5) Interest and other penalties: $60.1 (C$86.5)

(i) Mexico (2013–2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the "2013 Reassessment"), 2014 and 2015 (the "2014-2015 Reassessments"), and 2016 (the "2016 Reassessment", collectively with the 2013 Reassessment and the 2014-2015 Reassessments, the "2013-2016 Reassessments") in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $20.8 million (C$29.9 million) plus estimated interest (calculated to December 31, 2024) and other penalties of $16.9 million (C$24.2 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.3 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 and Note 13 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014-2015 Reassessments.

The Company's Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company's Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(ii) Barbados (2014–2021)

The 2014-2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the "2017 Reassessment", collectively with the 2014-2015 Reassessments and the 2016 Reassessment, the "2014-2017 Reassessments") also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $32.4 million (C$46.5 million) plus estimated interest (calculated to December 31, 2024) and other penalties of $16.8 million (C$24.0 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.2 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 and Note 13 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 6, 2023, the Company received a Notice of Reassessment for its 2018 taxation year (the "2018 Reassessment") and on November 14, 2024 the Company received a Notice of Assessment for its 2019 taxation years (the "2019 Reassessment", and collectively with the 2013-2016 Reassessments, the 2017 Reassessment, and the 2018 Reassessment, the "Transfer Pricing Reassessments"). The 2018 and 2019 Reassessments reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.1 million (C$23.1 million) for 2018 and $28.6 million (C$41.1 million) for 2019 plus estimated interest (calculated to December 31, 2024) and other penalties of $7.2 million (C$10.4 million) for 2018 and $11.4 million (C$16.4 million) for 2019. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 11 of the financial statements. Subsequent to year-end, the Company filed a formal Notice of Objection with the CRA against the 2019 Reassessment and intends to post security in the form of standby letter of

credit for 50% of the reassessed amounts. The 2018 and 2019 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.1 million (C$8.8 million) for 2018 and $10.9 million (C$15.6 million) for 2019.

If the CRA were to reassess the Company for taxation years 2020 through 2024 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $273.0 million (C$392.8 million), transfer pricing penalties of approximately $103.2 million (C$148.5 million) plus interest (calculated to December 31, 2024) and other penalties of approximately $60.1 million (C$86.5 million).

For the 2024 taxation year, the Company's Barbadian subsidiary expects to pay a total of $54.4 million in cash taxes to the Barbadian tax authorities on income earned in Barbados, as it is subject to an effective 15% tax rate resulting from the Government of Barbados enacting legislation to implement tax measures in response to the OECD Pillar Two Global Minimum Tax initiatives. If required, the Company intends to seek relief from double taxation under the Canada-Barbados tax treaty.

In Q2 2024 and Q3 2024, the CRA expanded its audit to include the 2020 and 2021 taxation years, respectively. The Company has not received any proposal or Notices of Reassessment for the 2020 and 2021 taxation years in connection with this audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of our financial statements for the year ended December 31, 2024.

New and Amended Accounting Standards

The following standards were effective and implemented as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements ("IAS 1"). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity's expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on our financial statements as a result of the adoption of these amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18") was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7"). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest ("SPPI") criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

OUTSTANDING SHARE DATA

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of March 8, 2025, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,552,695
Issuable upon exercise of Franco-Nevada options[1]	632,380
Issuable upon vesting of Franco-Nevada RSUs[2]	111,359
Diluted common shares	193,296,434

1 There were 632,380 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$59.52 to C$194.65 per share. The above table assumes all stock options are exercisable.

2 There were 35,339 time-based RSUs and 76,020 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the year ended December 31, 2024, we did not issue or have any outstanding preferred shares.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining Franco-Nevada's internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada's assets that could have a material effect on Franco-Nevada's financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this Annual Report, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this Annual Report.

Franco-Nevada's disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this Annual Report is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of Franco-Nevada's internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco-Nevada's internal control over financial reporting was effective as of December 31, 2024.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada's disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada's disclosure controls and procedures were effective as of December 31, 2024.

For the year ended December 31, 2024, there has been no change in Franco-Nevada's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada's internal control over financial reporting.

Management's report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management's Report on Internal Control over Financial Reporting that accompanies Franco-Nevada's annual consolidated financial statements for the fiscal year ended December 31, 2024.

GOLD EQUIVALENT OUNCES
AND NET GOLD EQUIVALENT OUNCES

Gold Equivalent Ounces

GEOs include Franco-Nevada's attributable share of production from all of our royalties, streams and working interests, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics.

Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 28 and 32 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2024 and 2023, respectively.

Net Gold Equivalent Ounces

Net GEOs are GEOs sold, net of direct operating costs, including, for our stream GEOs, the associated ongoing cost per ounce. We use Net GEOs to reflect that GEOs from royalty interests have different economics than GEOs from stream interests due to the ongoing cost per ounce associated with GEOs from streams. We calculate Net GEOs on a quarterly basis by dividing Cash Costs (as defined below in the "Non-GAAP Financial Measures" section) by the average gold price (based on the LBMA PM Fix during the period), and subtracting this total from GEOs sold in the period.

Calculation of Net Gold Equivalent Ounces:

(expressed in millions, excepts GEOs and Average Gold Price)	2024 Q4	Q3	Q2	Q1	For the year ended December 31,
GEOs	120,063	110,110	110,264	122,897	**463,334**
Less:					
Cash Costs	$ 34.4	$ 31.9	$ 29.1	$ 33.6	
Divided by: Average gold price per ounce	$ 2,662	$ 2,477	$ 2,338	$ 2,072	
	12,923	12,878	12,447	16,216	
Net GEOs	**107,140**	**97,232**	**97,817**	**106,681**	**408,870**

(expressed in millions, excepts GEOs and Average Gold Price)	2023 Q4	Q3	Q2	Q1	For the year ended December 31,
GEOs	152,351	160,848	168,515	145,331	627,045
Less:					
Cash Costs	$ 45.1	$ 48.9	$ 47.1	$ 38.2	
Divided by: Average gold price per ounce	$ 1,976	$ 1,929	$ 1,978	$ 1,889	
	22,824	25,350	23,812	20,226	
Net GEOs	129,527	135,498	144,703	125,105	534,833

NON-GAAP FINANCIAL MEASURES

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada's ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-

Nevada's performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO sold are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

(expressed in millions, except per GEO amounts)	For the three months ended December 31,				For the year ended December 31,			
		2024		2023		**2024**		2023
Total costs of sales	$	**94.4**	$	114.0	$	**354.3**	$	452.4
Depletion and depreciation		**(60.0)**		(68.9)		**(225.3)**		(273.1)
Cash Costs	$	**34.4**	$	45.1	$	**129.0**	$	179.3
GEOs		**120,063**		152,351		**463,334**		627,045
Cash Costs per GEO sold	$	**287**	$	296	$	**278**	$	286

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share ("EPS"):

- Income tax expense/recovery;
- Finance expenses;
- Finance income;
- Depletion and depreciation;
- Impairment losses and reversals related to royalty, stream and working interests;
- Gains/losses on disposal of royalty, stream and working interests;
- Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
- Changes in fair value of investments, loans receivable and other financial instruments; and
- Foreign exchange gains/losses and other income/expenses.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements.

Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

(expressed in millions, except per share amounts)		For the three months ended December 31,			For the year ended December 31,	
		2024	2023		**2024**	2023
Net income (loss)	$	**175.4**	$ (982.5)	$	**552.1**	$ (466.4)
Income tax expense		**46.8**	22.7		**211.8**	102.2
Finance expenses		**0.7**	0.8		**2.6**	2.9
Finance income		**(13.5)**	(16.3)		**(60.6)**	(52.3)
Depletion and depreciation		**60.0**	68.9		**225.3**	273.1
Impairment losses		**–**	1,173.3		**–**	1,173.3
Gain on disposal of royalty interests		**–**	–		**(0.3)**	(3.7)
Foreign exchange loss (gain) and other expenses (income)		**8.0**	(12.3)		**20.7**	(14.4)
Adjusted EBITDA	$	**277.4**	$ 254.6	$	**951.6**	$ 1,014.7
Basic weighted average shares outstanding		**192.5**	192.1		**192.4**	192.0
Basic earnings (loss) per share	$	**0.91**	$ (5.11)	$	**2.87**	$ (2.43)
Income tax expense		**0.24**	0.12		**1.10**	0.53
Finance expenses		**–**	–		**0.01**	0.02
Finance income		**(0.07)**	(0.09)		**(0.31)**	(0.27)
Depletion and depreciation		**0.31**	0.36		**1.17**	1.42
Impairment losses		**–**	6.11		**–**	6.11
Gain on disposal of royalty interests		**–**	–		**–**	(0.02)
Foreign exchange loss (gain) and other expenses (income)		**0.05**	(0.06)		**0.11**	(0.08)
Adjusted EBITDA per share	$	**1.44**	$ 1.33	$	**4.95**	$ 5.28

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company's ability to

contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

(expressed in millions, except Adjusted EBITDA Margin)		For the three months ended December 31,			For the year ended December 31,	
		2024	2023		**2024**	2023
Adjusted EBITDA	$	**277.4**	$ 254.6	$	**951.6**	$ 1,014.7
Revenue		**321.0**	303.3		**1,113.6**	1,219.0
Adjusted EBITDA Margin		**86.4%**	83.9%		**85.5%**	83.2%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income and EPS:

· Foreign exchange gains/losses and other income/expenses;
· Impairment losses and reversals related to royalty, stream and working interests;
· Gains/losses on disposal of royalty, stream and working interests;
· Impairment losses and expected credit losses related to investments, loans receivable and other financial instruments;
· Changes in fair value of investments, loans receivable and other financial instruments;
· Impact of income taxes on these items;
· Income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and
· Income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada's performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

(expressed in millions, except per share amounts)	For the three months ended December 31,				For the year ended December 31,			
		2024		2023		**2024**		2023
Net income (loss)	$	**175.4**	$	(982.5)	$	**552.1**	$	(466.4)
Impairment losses		–		1,173.3		–		1,173.3
Gain on disposal of royalty interests		–		–		**(0.3)**		(3.7)
Foreign exchange loss (gain) and other expenses (income)		**8.0**		(12.3)		**20.7**		(14.4)
Tax effect of adjustments		**(0.4)**		(5.6)		**(2.4)**		(4.0)
Other tax related adjustments								
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate		**–**		–		**49.1**		–
Change in unrecognized deferred income tax assets		**0.3**		–		**(1.1)**		(1.7)
Adjusted Net Income	$	**183.3**	$	172.9	$	**618.1**	$	683.1
Basic weighted average shares outstanding		**192.5**		192.1		**192.4**		192.0
Basic earnings (loss) per share	$	**0.91**	$	(5.11)	$	**2.87**	$	(2.43)
Impairment losses		–		6.11		–		6.11
Gain on disposal of royalty interests		–		–		–		(0.02)
Foreign exchange loss (gain) and other expenses (income)		**0.04**		(0.07)		**0.11**		(0.07)
Tax effect of adjustments		**–**		(0.03)		**(0.01)**		(0.02)
Other tax related adjustments								
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate		**–**		–		**0.26**		–
Change in unrecognized deferred income tax assets		**–**		–		**(0.02)**		(0.01)
Adjusted Net Income per share	$	**0.95**	$	0.90	$	**3.21**	$	3.56

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management's performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the

Company's ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

(expressed in millions, except Adjusted Net Income Margin)	For the three months ended December 31,		For the year ended December 31,	
	2024	2023	2024	2023
Adjusted Net Income	$ 183.3	$ 172.9	$ 618.1	$ 683.1
Revenue	321.0	303.3	1,113.6	1,219.0
Adjusted Net Income Margin	**57.1 %**	57.0 %	**55.5 %**	56.0 %

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Report contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management's expectations regarding Franco-Nevada's growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, the timing for the completion of the Porcupine Complex royalty acquisition and the completion of other related transactions, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "potential for", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption and implementation of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation;

title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have "passive foreign investment company" ("PFIC") status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company's exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada's most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada's most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Franco-Nevada Corporation's ("Franco-Nevada" or the "Company") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States *Securities Exchange Act of 1934,* as amended.

Franco-Nevada's management, with the participation of its President & Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2024. Franco-Nevada's management conducted an evaluation of the Company's internal control over financial reporting based on

criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the President & Chief Executive Officer and the Chief Financial Officer, concluded that the Company's internal control over financial reporting is effective as at December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2024 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/Paul Brink

Paul Brink
President & Chief Executive Officer

/s/Sandip Rana

Sandip Rana
Chief Financial Officer

March 8, 2025



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2
T.: +1 416 863 1133, F.: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.



well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment or impairment reversal of royalty, stream and working interests
As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company's royalty, stream and working interests carrying value was $4,098.8 million as of December 31, 2024. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream or working interest level for each property from which independent cash inflows are generated. Management uses significant judgment when assessing whether there are indicators of impairment or impairment reversal, including, but not limited to, significant adverse change in operator reserve and



resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. For certain energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company (management's specialists).

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment or impairment reversal of royalty, stream and working interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment or impairment reversal which would require an impairment or impairment reversal analysis to be performed, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's assessment of indicators of impairment or impairment reversal related to significant adverse change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of indicators of impairment or impairment reversal for a sample of royalty, stream and working interests, related to significant adverse change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) current and past performance of royalty, stream and working interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and working interests; and (iv) consistency with evidence obtained in other areas of the audit. For certain energy interests, the work of management's specialists was used in performing the procedures to evaluate the reasonableness of management's assessment of indicators of impairment or impairment reversal related to significant changes in reserve estimates. As a basis for using this work, management's specialists' qualifications were understood and the Company's relationship with management's specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management's specialists, tests of the data used by management's specialists, and an evaluation of management's specialists' findings.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 8, 2025

We have served as the Company's auditor since 2007.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,	
(in millions of U.S. dollars)	**2024**	2023
Assets		
Cash and cash equivalents (Note 5)	**$ 1,451.3**	$ 1,421.9
Receivables	**151.8**	111.0
Gold and silver bullion and stream inventory (Note 8)	**96.8**	51.8
Loans receivable (Note 7)	**5.9**	–
Prepaid expenses and other current assets (Note 9)	**11.0**	30.6
Current assets	**$ 1,716.8**	$ 1,615.3
Royalty, stream and working interests, net (Note 10)	**$ 4,098.8**	$ 4,027.1
Investments (Note 6)	**325.5**	254.5
Loans receivable (Note 7)	**104.1**	24.8
Deferred income tax assets (Note 21)	**30.8**	37.0
Other assets (Note 11)	**54.4**	35.4
Total assets	**$ 6,330.4**	$ 5,994.1
Liabilities		
Accounts payable and accrued liabilities (Note 12)	**$ 28.7**	$ 30.9
Income tax liabilities (Note 21)	**38.8**	8.3
Current liabilities	**$ 67.5**	$ 39.2
Deferred income tax liabilities (Note 21)	**$ 238.0**	$ 180.1
Income tax liabilities (Note 21)	**19.8**	–
Other liabilities	**8.5**	5.7
Total liabilities	**$ 333.8**	$ 225.0
Shareholders' Equity		
Share capital (Note 22)	**$ 5,769.1**	$ 5,728.2
Contributed surplus	**23.0**	20.6
Retained earnings	**486.5**	212.3
Accumulated other comprehensive loss	**(282.0)**	(192.0)
Total shareholders' equity	**$ 5,996.6**	$ 5,769.1
Total liabilities and shareholders' equity	**$ 6,330.4**	$ 5,994.1

Commitments and contingencies (Notes 27 and 28)

Subsequent events (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 8, 2025.

/s/David Harquail

David Harquail
Director

/s/Jennifer Maki

Jennifer Maki
Director

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)	2024	2023
Revenue		
Revenue from royalty, streams and working interests (Note 14)	$ 1,104.7	$ 1,219.0
Interest revenue (Note 7a, b and d)	8.3	–
Other interest income (Note 7c)	0.6	–
Total revenue	$ 1,113.6	$ 1,219.0
Costs of sales		
Costs of sales (Note 15)	$ 129.0	$ 179.3
Depletion and depreciation	225.3	273.1
Total costs of sales	$ 354.3	$ 452.4
Gross profit	$ 759.3	$ 766.6
Other operating expenses (income)		
General and administrative expenses (Note 16)	$ 26.6	$ 23.5
Share-based compensation expenses (Note 17)	8.0	4.4
Cobre Panama arbitration expenses (Note 28a)	6.3	1.0
Impairment losses (Note 10)	–	1,173.3
Gain on disposal of royalty interests (Note 10)	(0.3)	(3.7)
Gain on sale of gold and silver bullion	(7.9)	(3.9)
Total other operating expenses	$ 32.7	$ 1,194.6
Operating income (loss)	$ 726.6	$ (428.0)
Foreign exchange (loss) gain and other (expenses) income (Note 19)	$ (20.7)	$ 14.4
Income (loss) before finance items and income taxes	$ 705.9	$ (413.6)
Finance items (Note 20)		
Finance income	$ 60.6	$ 52.3
Finance expenses	(2.6)	(2.9)
Net income (loss) before income taxes	$ 763.9	$ (364.2)
Income tax expense (Note 21)	211.8	102.2
Net income (loss)	$ 552.1	$ (466.4)
Other comprehensive (loss) income, net of taxes		
Items that may be reclassified subsequently to profit and loss:		
Currency translation adjustment	$ (131.3)	$ 34.8
Items that will not be reclassified subsequently to profit and loss:		
Gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"), net of income tax (Note 6)	40.4	7.3
Other comprehensive (loss) income, net of taxes	$ (90.9)	$ 42.1
Comprehensive income (loss)	$ 461.2	$ (424.3)
Earnings (loss) per share (Note 23)		
Basic	$ 2.87	$ (2.43)
Diluted	$ 2.87	$ (2.43)
Weighted average number of shares outstanding (Note 23)		
Basic	192.4	192.0
Diluted	192.6	192.3

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)		2024		2023
Cash flows from operating activities				
Net income (loss)	$	**552.1**	$	(466.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depletion and depreciation		**225.3**		273.1
Share-based compensation expenses		**5.4**		5.5
Impairment losses		**–**		1,173.3
Gain on disposal of royalty interests		**(0.3)**		(3.7)
Unrealized foreign exchange loss (gain)		**12.9**		(2.8)
Deferred income tax expense		**66.3**		26.6
Other non-cash items		**(6.1)**		(3.7)
Gold and silver bullion from royalties received in-kind		**(72.7)**		(56.2)
Proceeds from sale of gold and silver bullion		**42.6**		36.8
Changes in other assets		**(17.4)**		2.6
Operating cash flows before changes in non-cash working capital	$	**808.1**	$	985.1
Changes in non-cash working capital:				
(Increase) decrease in receivables	$	**(40.8)**	$	24.7
Decrease (increase) in stream inventory, prepaid expenses and other		**15.6**		(8.0)
Increase (decrease) in current liabilities		**46.6**		(10.6)
Net cash provided by operating activities	$	**829.5**	$	991.2
Cash flows used in investing activities				
Acquisition of royalty, stream and working interests	$	**(406.0)**	$	(520.0)
Advances of loans receivable		**(118.2)**		(18.7)
Acquisition of investments		**(74.5)**		(9.8)
Proceeds from repayment of loan receivable		**28.9**		–
Proceeds from sale of investments		**23.3**		2.0
Proceeds from disposal of royalty interests		**11.2**		7.0
Acquisition of energy well equipment		**(1.8)**		(1.6)
Acquisition of property and equipment		**(0.2)**		–
Net cash used in investing activities	$	**(537.3)**	$	(541.1)
Cash flows used in financing activities				
Payment of dividends	$	**(242.4)**	$	(233.0)
Proceeds from exercise of stock options		**2.8**		2.9
Revolving credit facility amendment costs		**(0.8)**		–
Net cash used in financing activities	$	**(240.4)**	$	(230.1)
Effect of exchange rate changes on cash and cash equivalents	$	**(22.4)**	$	5.4
Net change in cash and cash equivalents	$	**29.4**	$	225.4
Cash and cash equivalents at beginning of year	$	**1,421.9**	$	1,196.5
Cash and cash equivalents at end of year	$	**1,451.3**	$	1,421.9
Supplemental cash flow information:				
Income taxes paid	$	**73.8**	$	88.1
Dividend income received	$	**12.6**	$	13.2
Interest and standby fees paid	$	**2.1**	$	2.3

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of U.S. dollars)	Share Capital (Note 22)	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total equity
Balance at January 1, 2023	$ 5,695.3	$ 15.6	$ (233.7)	$ 940.4	$ 6,417.6
Net loss	–	–	–	(466.4)	(466.4)
Other comprehensive income, net of taxes	–	–	42.1	–	42.1
Total comprehensive loss					$ (424.3)
Exercise of stock options	$ 3.8	$ (0.9)	$ –	$ –	$ 2.9
Share-based payments	–	5.9	–	–	5.9
Transfer of gain on disposal of equity investments at FVTOCI	–	–	(0.4)	0.4	–
Dividend reinvestment plan	29.1	–	–	–	29.1
Dividends declared	–	–	–	(262.1)	(262.1)
Balance at December 31, 2023	$ 5,728.2	$ 20.6	$ (192.0)	$ 212.3	$ 5,769.1
Balance at January 1, 2024	$ 5,728.2	$ 20.6	$ (192.0)	$ 212.3	$ 5,769.1
Net income	–	–	–	552.1	552.1
Other comprehensive loss, net of taxes	–	–	(90.9)	–	(90.9)
Total comprehensive income					$ 461.2
Exercise of stock options	$ 3.6	$ (0.8)	$ –	$ –	$ 2.8
Share-based payments	–	5.9	–	–	5.9
Vesting of restricted share units	2.7	(2.7)	–	–	–
Transfer of loss on disposal of equity investments at FVTOCI	–	–	0.9	(0.9)	–
Dividend reinvestment plan	34.6	–	–	–	34.6
Dividends declared	–	–	–	(277.0)	(277.0)
Balance at December 31, 2024	$ 5,769.1	$ 23.0	$ (282.0)	$ 486.5	$ 5,996.6

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024 and 2023

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation ("Franco-Nevada" or the "Company") is incorporated under the *Canada Business Corporations Act*. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company's shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company's head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 – Material Accounting Policy Information

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards"). These consolidated financial statements were authorized for issuance by the Board of Directors on March 8, 2025.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company.

(i) *Subsidiaries*

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power

over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2024 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada (Barbados) Corporation	Barbados	100%
FN Holdings ULC	Canada	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada GLW Holdings Corp.	Canada	100%
Franco-Nevada U.S. Corporation	United States	100%
Franco-Nevada Delaware LLC	United States	100%
Franco-Nevada Texas LP	United States	100%
Franco-Nevada Louisiana LLC	United States	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Chaupiloma Dos de Cajamarca S.A.C.	Peru	100%
Minera Global Copper Chile S.A.	Chile	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company's ability to access or use assets or settle liabilities of its subsidiaries.

(ii) *Joint Arrangements*

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations ("JO") and joint ventures ("JV").

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company's interests in any JO, the Company recognizes its share of any assets, liabilities, revenues and expenses of the JO.

The Company's JO arrangements are as follows:

- The Company participates in a strategic relationship with Continental Resources, Inc. ("Continental"), to jointly acquire mineral rights, through a jointly-owned entity (the "Royalty Acquisition Venture"), within Continental's areas of operation. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC ("TMRC II"), in which the Company holds an economic interest of 49.9%. The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.

- The Company also participates in JO with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The assets, liabilities, revenues and expenses of a JV are accounted for using the equity method. The Company does not have any JV arrangements.

(c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income (loss) and comprehensive income (loss).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss) and comprehensive income (loss). Acquisition costs are expensed.

(d) Currency Translation

(i) *Functional and Presentation Currency*

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the companies. The parent Company's functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company's peers. References herein to C$ are to Canadian dollars.

(ii) Foreign Currency Transactions and Balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the consolidated statements of financial position are recognized in net income (loss). Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the companies that have a functional currency different from the presentation currency are translated into U.S. dollars, the group's presentation currency, as follows:

- assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
- income and expenses for each subsidiary are translated at the average exchange rates during the period; and
- all resulting exchange differences are charged/ credited to the currency translation adjustment in other comprehensive (loss) income.

(e) *Royalty, Stream and Working Interests*

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 *Property, Plant and Equipment* ("IAS 16"). The major categories of the Company's interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management's view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 *Exploration for and Evaluation of Mineral Resources* ("IFRS 6").

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i) Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii) Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves covered by the agreement. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company's best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record the advance minimum payments as revenue from contracts with customers and depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f) Working Interests in Energy Properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proven and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g) Impairment of Non-Financial Assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units ("CGUs") which, in accordance with IAS 36 *Impairment of Assets* ("IAS 36"), are identified as the smallest identifiable group of assets from which independent cash flows are generated. This is usually at the individual royalty, stream, or working interest level for each property from which independent cash inflows are generated.

An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal ("FVLCD") and value-in-use ("VIU"). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In addition, under certain circumstances, the Company may use a market approach in determining the recoverable amount which may include judgement and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and/or (iii) market capitalization of comparable assets. Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset's recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income (loss).

(h) Financial Instruments

Financial assets and financial liabilities are recognized on the Company's statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 *Financial Instruments* ("IFRS 9") model for classification the Company has classified its financial assets and liabilities as described below.

(i) Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest rate ("EIR") method.

(ii) Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the EIR method less any impairment loss allowance.

(iii) Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months.

The Company's equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments at fair value through other comprehensive income ("FVTOCI"). FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive (loss) income. When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive loss directly to retained earnings.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive (loss) income.

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss ("FVTPL") and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income (loss) and comprehensive income (loss). Changes in fair value of warrants are recognized as other (expenses) income in the statement of income (loss) and comprehensive income (loss).

(iv) Loans Receivable

Loans receivable that are held for collection of contractual cash flows and where those cash flows represent solely payments of principal and interest are classified as financial assets at amortized cost. Loans are measured at amortized cost using the EIR method, less any impairment loss allowance. Interest income is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income (loss) and comprehensive income (loss).

Loans receivable that are held for collection of contractual cash flows but where those cash flows do not represent solely payments of principal and interest are classified as financial assets at fair value through profit or loss ("FVTPL"). Loans receivable that are classified at FVTPL are initially recognized at the fair value of the consideration received. Subsequent to initial recognition, the loans receivable classified as FVTPL are measured at fair value. Changes in the fair values of the loans receivable are recognized as other (expenses) income in the statement of income (loss) and comprehensive income (loss). The interest income, calculated by applying the contractual interest rate to the principal outstanding at the end of each reporting period, is presented separately from changes in fair value and is included within revenue as other interest income in the statement of income (loss) and comprehensive income (loss).

(v) Financial Liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the EIR method.

(i) Impairment of Financial Assets

The allowance for expected credit losses ("ECL") is recognized on the Company's receivables and loans receivable that are classified at amortized cost. The allowance for ECL represents the difference between all contractual cash flows that are due to the Company and all the cash flows the Company expects to receive, discounted at the original EIR, and is deducted from the gross carrying amount of the assets.

The allowance for ECL for receivables is measured based on lifetime ECL under the simplified approach. The allowance for ECL for loans receivable is measured under the general approach and reflects an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The allowance for ECL is established with consideration for borrower-specific factors, including estimated levels of collateral security, the Company's historical credit loss experience, and current and future expected economic conditions. Forward-looking information is incorporated into the estimation of the allowance for ECL, which involves significant judgment.

The ECL impairment model is based on a forward-looking approach: (i) 12-month ECL or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment. ECL allowances are categorized into three stages:

- Stage 1 all performing financial instruments that have not experienced a significant increase in credit risk since initial recognition;

- Stage 2 all performing financial instruments that have experienced a significant increase in credit risk since initial recognition; and

- Stage 3 financial instruments that are classified as impaired.

In determining whether there has been a significant increase in credit risk and in calculating the allowance for ECLs, the Company relies on estimates and exercises judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from the current assessment, which could require an increase or decrease in the allowance. The Company assesses, on an ongoing basis, whether any loans receivable should be classified as impaired and whether any resulting write-off or change in allowance for ECL should be recorded.

As at December 31, 2024. the Company has two loans receivable measured at amortized cost which are both categorized as Stage 1, and therefore, a 12-month ECL has been calculated.

(j) Revenue Recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i) Stream Arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer's metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

(ii) Royalty Arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

For royalty interests where the Company sells commodities to customers, but is paid with in-kind gold and silver bullion, the Company accounts for the in-kind gold and silver bullion as non-cash consideration received under the revenue contract with customers. The gold and silver bullion is initially recognized at fair value, and is classified within gold and silver bullion and stream inventory on the statements of financial position. Subsequent to initial recognition, the gold and silver bullion is carried at the lower of cost or net realizable value. Upon the subsequent sale of the gold and silver bullion, the Company recognizes a gain or loss on the sale of gold and silver bullion on the statement of income (loss) and comprehensive income (loss). Cash proceeds received on sale are classified as an operating cash flow.

(iii) Working Interest Arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(k) Costs of Sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company's share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

(l) Income Taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income (loss) as reported in the consolidated statement of income (loss) and comprehensive income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company's liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income (loss) and comprehensive income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. The Company evaluates its exposure to uncertain tax positions and where it is probable that such exposure will materialize, recognizes a provision. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the tax uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

(m) Stock Options

The Company may issue stock options to directors, officers, employees and consultants under the terms of its share compensation plan. Stock options are measured at fair value at the date of grant. The fair value determined at the date of grant of the stock options is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company's estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(n) Restricted Share Units

The Company may grant performance-based or time-based restricted share units ("RSUs") to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the RSU is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and are subject to a performance multiplier which may range from 0% to 200% of the value.

(o) Deferred Share Units

Non-executive directors may choose to convert their directors' fees into deferred share units ("DSUs") under the terms of the Company's deferred share unit plan (the "DSU Plan"). Directors must elect to convert their fees prior to January 1 of each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company's common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company's common shares at each reporting date with a corresponding change in the consolidated statement of income (loss) and comprehensive income (loss). Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company's common shares when redemption takes place.

(p) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

(q) Reclassification of Comparative Amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. Gold and silver bullion and stream inventory, which were previously presented within gold bullion, prepaid expenses and other current assets, have been presented separately on the statements of financial position. These reclassifications had no effect on the previously reported statements of income (loss) and comprehensive income (loss).

New and Amended Accounting Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2024.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 *Presentation of Financial Statements* ("IAS 1"). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity's expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company's consolidated financial statements as a result of the adoption of these amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 *Presentation and Disclosure in Financial Statements* ("IFRS 18") was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 *Financial Instruments* ("IFRS 9") and IFRS 7 *Financial Instruments: Disclosures* ("IFRS 7"). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

Note 3 – Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Impairment and Reversal of Impairment of Royalty, Stream and Working Interests

Assessment of impairment and reversal of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company's royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant adverse change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and/or (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment or impairment reversal analysis.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company's assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company's financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally require a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a JO or a JV when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a JO or a JV, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 *Joint Arrangements* ("IFRS 11"). The Company concluded that the arrangement qualified as a JO based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations and energy properties are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves, and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Note 4 – Acquisitions and Other Transactions

Subsequent to December 31, 2024

(a) Acquisition of Precious Metals Stream on Sibanye Stillwater Limited's Western Limb Mining Operations – South Africa

Subsequent to year-end, on February 28, 2025, the Company's wholly owned subsidiary, Franco-Nevada (Barbados) Corporation ("FNBC") completed the acquisition of a precious metals stream (the "Western Limb Mining Operations Stream") with reference to specific production from Sibanye Stillwater Limited's ("Sibanye-Stillwater") Marikana, Rustenburg and Kroondal mining operations (the "Stream Area") in South Africa for a purchase price of $500.0 million. The Western Limb Mining Operations Stream is primarily comprised of a gold component for the life of mine ("LOM") and a platinum component.

Key terms:

- Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold ("4E PGM") production from the Stream Area, according to the following schedule:

  - Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then

  - Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then

  - 80% of gold contained in concentrate for the remaining LOM.

- Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Mining Operations Stream Area, according to the following schedule:

  - 1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then

  - Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then

  - No further platinum deliveries.

Other terms include:

- Gold and platinum ounces delivered will be subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.

- Effective start date of the Western Limb Mining Operations Stream is September 1, 2024, and first delivery approximately 45 days after closing of the transaction.

(b) Pandora Royalty – South Africa

Subsequent to year-end, on February 28, 2025, the Company and Sibanye-Stillwater converted the 5% net profit interest that the Company holds on the Pandora property to a 1% net smelter return royalty.

(c) Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

Subsequent to year-end, on January 27, 2025, the Company, through a wholly-owned subsidiary, agreed to acquire a 4.25% NSR royalty for $300.0 million, consisting of two tranches, on Discovery Silver Corp.'s ("Discovery") Porcupine Complex, located in Ontario, Canada. The Company also agreed to provide a $100.0 million senior secured term loan (the "Discovery Term Loan"), and on February 3, 2025, the Company purchased 78,833,333 subscription receipts for $48.6 million (C$70.9 million).

Closing of the transactions are subject to customary conditions, including the successful completion of the acquisition by Discovery of the Porcupine Complex (which is itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals), and is expected to occur in Q2 2025.

Porcupine NSR Royalty

The royalty on the Porcupine Complex consists of two tranches: (i) a 2.25% NSR in perpetuity on all minerals produced, and (ii) a 2.00% NSR on all minerals produced until the earlier of i) royalty payments on the tranche equivalent to 72,000 gold ounces or ii) a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

Discovery Term Loan

The Discovery Term Loan is a $100.0 million, 7-year term loan with an availability period of 2 years. The loan will bear interest at a rate of 3-Month Secured Overnight Financing Rate ("3-Month SOFR") +4.50% per annum. Amortization will begin after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provides for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance of 3-year common share purchase warrants by Discovery of $1.0 million.

Discovery Subscription Receipts

As part of a concurrent public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, the Company purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Each subscription receipt entitles the holder to receive, without payment of additional consideration and without further action, one common share of Discovery upon the satisfaction or waiver of certain release conditions. Upon receipt of the Discovery common shares, Franco-Nevada will own approximately 9.9% of Discovery's issued and outstanding common shares. Franco-Nevada has agreed to a two-year lock-up, commencing on the closing of the acquisition in respect of Discovery common shares acquired in the offering.

(d) Acquisition of Royalty on Hayasa Metals Inc.'s Urasar Project – Armenia

Subsequent to year-end, on January 21, 2025, the Company acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.'s ("Hayasa") Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a joint acquisition agreement with EMX Royalty Corp. ("EMX").

2024

(a) Acquisition of Royalty on Newmont Corporation's Yanacocha Operations – Peru

On August 13, 2024, the Company indirectly acquired from Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and its subsidiary, an existing 1.8% NSR on all minerals (the "Yanacocha Royalty") covering Newmont Corporation's ("Newmont") Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consisted of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million (payable with 118,534 common shares of Franco-Nevada, as determined as of the date of closing), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

The acquisition of the Yanacocha Royalty was effective July 1, 2024.

The transaction has been accounted for as an acquisition of mineral interests.

(b) Acquisition of Gold Stream on SolGold plc's Cascabel Copper-Gold Project – Ecuador

On July 15, 2024, the Company acquired, through its wholly-owned subsidiary, FNBC, a gold stream (the "Cascabel Stream") from SolGold plc ("SolGold") with reference to production from the Cascabel project located in Ecuador. FNBC and Osisko Gold Royalties Ltd.'s subsidiary, Osisko Bermuda Limited ("Osisko"), participated in the stream financing package on a 70%/30% basis. FNBC will provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million as follows:

- $70.0 million from FNBC in pre-construction funding available as three equal sized staged payments. FNBC funded an upfront deposit of $23.4 million at closing and will fund two additional staged deposits of $23.3 million each, subject to completion of key development milestones.

- $455.0 million available from FNBC towards construction, subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNBC are based on gold production from the Cascabel property, according to the following schedule:

- 14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.

- Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

SolGold will receive 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

- In the event of a change of control within five years from closing, FNBC has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.

- FNBC and Osisko obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.

- The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries have provided FNBC and Osisko with corporate guarantees and security over their assets related to the Cascabel project.

- FNBC has agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

As at December 31, 2024, FNBC disbursed $23.4 million in relation to its stream commitment for the Cascabel project and has remaining commitments of $501.6 million.

The transaction has been accounted for as an acquisition of a mineral interest.

(c) G Mining Ventures Corp. Term Loan and Equity Investment

G Mining Ventures Term Loan

The Company advanced, through a wholly-owned subsidiary, $75.0 million to G Mining Ventures Corp. (G Mining Ventures") pursuant to a term loan agreement (the "G Mining Ventures Term Loan"). The G Mining Ventures Term Loan agreement was entered into in July 2022 as part of the Company's initial project financing package in connection with the Tocantinzinho gold project. The G Mining Ventures Term Loan was funded in two tranches, with $42.0 million on January 29, 2024 and $33.0 million on April 19, 2024. Refer to Note 7(a) for further details.

The G Mining Ventures Term Loan is accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

G Mining Ventures Equity Investment

On July 12, 2024, the Company completed a private placement of $25.0 million with G Mining Ventures at a price of C$2.279 per share (equivalent to C$9.116 per share following the merger between G Mining Ventures and Reunion Gold Corporation on July 15, 2024).

On December 4, 2024, the Company exercised share purchase warrants to acquire 2,875,000 common shares of G Mining Ventures at a price of C$7.60 for a total cost of $15.5 million (C$21.9 million). The share purchase warrants were granted to the Company in connection with its initial project financing package for the Tocantinzinho gold project in July 2022.

The transaction has been accounted for as an equity investment designated at FVOCI.

(d) EMX Royalty Corporation Term Loan

On August 9, 2024, the Company advanced, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX pursuant to a term loan agreement (the "EMX Term Loan"). The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Refer to Note 7 (b) for further details.

The EMX Term Loan is accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

(e) Term Loan with SolGold

On May 13, 2024, SolGold received a $10.0 million term loan from the Company which was repaid on July 17, 2024. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity.

The SolGold Term Loan has been accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9. Refer to Note 7 (d) for further details. Interest earned on the SolGold Term Loan has been included within interest revenue on the statement of income (loss) and comprehensive income (loss).

(f) Acquisition of Royalty in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, the Company acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.'s ("Scottie") claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, the Company acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million).

The acquisition of the gross production royalty has been accounted for as an acquisition of a mineral interest and the common shares of Scottie has been accounted for as an equity investment designated at FVTOCI.

(g) Receipt of Séguéla Royalty Buy-Back Proceeds – Cote d'Ivoire

On March 30, 2024, Fortuna Mining Corp. ("Fortuna") exercised its option to buy-back 0.6% of the Company's initial 1.2% NSR on the Séguéla mine for $6.5 million (A$10.0 million). The Company's NSR percentage on the Séguéla mine is now 0.6%.

The transaction has been accounted for as a disposal of a mineral interest.

(h) Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, the Company amended, its precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru, owned and operated by a subsidiary of Southern Peaks Mining LP, a private company, by advancing, through a wholly-owned subsidiary, an additional up-front deposit of $10.0 million for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the "Variable Phase 1 Deliveries"), then 37.5% over the remaining life of the mine (the "Variable Phase 2 Deliveries"). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

The transaction has been accounted for as an acquisition of a mineral interest.

(i) Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, the Company acquired, through a wholly-owned subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

The transaction has been accounted for as an acquisition of a mineral interest.

(j) Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX exercised an option to acquire 0.0531% of the Company's effective NSR on the Caserones mine for a price of $4.7 million, such that the Company's effective NSR on Caserones is now 0.517%.

The transaction has been accounted for as a disposal of a mineral interest.

(k) Acquisition of Additional Royalties on Pascua-Lama Project – Chile

On January 3, 2024, the Company acquired, through a wholly-owned subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation's Pascua-Lama project for a purchase price of $6.7 million. Including the interest the Company acquired in August 2023, the Company now holds hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

The transaction has been accounted for as an acquisition of a mineral interest.

(l) Acquisition of Additional Natural Gas Royalty Interests in the Haynesville – U.S.

On January 2, 2024, the Company, through wholly-owned subsidiaries, closed the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. The Company had funded an initial deposit of $12.5 million in November 2023, when it entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

The transaction was accounted for as an acquisition of a royalty interest.

(m) Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $23.5 million in 2024 (2023 – $9.6 million). As at December 31, 2024, Franco-Nevada's cumulative investment in the Royalty Acquisition Venture totaled $473.7 million and Franco-Nevada has remaining commitments of up to $46.3 million.

The Royalty Acquisition Venture is accounted for as a JO in accordance with IFRS 11.

2023

(a) Financing Package with Skeena Resources Ltd. on the Eskay Creek Project – British Columbia, Canada

On December 18, 2023, the Company completed the following transactions with Skeena Resources Ltd. ("Skeena"):

Eskay Creek Royalty

On December 18, 2023, the Company acquired an incremental royalty of 1.0% NSR for a purchase price of $41.8 million (C$56.0 million) on closing of the transaction, and now holds a 2.5% NSR covering Skeena's Eskay Creek properties. The amended royalty agreement also provides contingent consideration of $3.4 million (C$4.5 million) payable by Franco-Nevada upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek.

The acquisition of the incremental royalty interests have been accounted for as acquisitions of mineral royalty interests. The contingent payments will be capitalized as part of the cost of the royalty when the underlying obligating event has occurred.

Skeena Convertible Debenture

On December 18, 2023, the Company advanced $18.7 million (C$25.0 million) and received a convertible debenture (the "Skeena Convertible Debenture"). The Skeena Convertible Debenture had a maturity date which was the earlier of December 19, 2028 or on the completion of a project financing for Eskay Creek approved by the Board of Skeena. On June 26, 2024, Skeena paid $18.9 million (C$25.9 million) to Franco-Nevada as full repayment for the Skeena Convertible Debenture. Refer to Note 7 (c) for further details.

(b) Acquisition of Royalty Interests on Magino Gold Mine – Ontario, Canada

On November 15, 2023, the Company acquired, through a wholly-owned subsidiary, an additional 1.0% NSR on Argonaut Gold Inc.'s ("Argonaut") Magino gold mine in Ontario, Canada (now owned by Alamos Gold Inc.) for a purchase price of $28.0 million. Franco-Nevada acquired an initial 2% NSR on Magino on October 27, 2022, for a purchase price of $52.5 million. The Company now holds an aggregate 3.0% NSR on Magino.

The transactions have been accounted for as an acquisition of mineral royalty interests.

(c) Funding of Stream on Tocantinzinho Project – Brazil

During the year ended December 31, 2023, the Company fully funded the deposit of $250.0 million in connection to its stream on the Tocantinzinho project. The Tocantinzinho Stream agreement was entered into in July 2022 as part of the Company's initial project financing package in connection with the Tocantinzinho gold project. Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered.

The Tocantinzinho Stream is accounted as an acquisition of a mineral interest.

(d) Acquisition of Royalty on Wawa Gold Project – Ontario, Canada

On August 29, 2023, the Company acquired a 1.5% NSR on Red Pine Exploration Inc.'s Wawa gold project, located in Ontario, Canada, for a purchase price of $5.0 million (C$6.8 million). The agreement provides Franco-Nevada the option to acquire an additional 0.5% NSR based on predetermined conditions.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(e) Acquisition of Royalty on Volcan Gold Project – Chile

On July 6, 2023, the Company agreed to acquire, through a wholly-owned subsidiary, a 1.5% NSR on the Volcan gold project located in the Maricunga Gold Belt in the Atacama region of Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation ("Tiernan"), a company privately held by Hochschild Mining plc. The agreement provides Franco-Nevada the option to acquire an additional 1.0% NSR based on pre-determined conditions. The Company already hold an existing 1.5% NSR on the peripheral Ojo de Agua area, which is owned by Tiernan and forms part of the Volcan project.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(f) Acquisition of Royalty Interest on Caserones – Chile

The Company acquired, through a wholly-owned subsidiary, an incremental effective NSR totaling 0.1120% on the Caserones copper-molybdenum mine, now owned by Lundin Mining Corporation, located in the Atacama region of Chile. The incremental effective 0.1120% NSR was acquired in two transactions: (i) a 0.0260% effective NSR on March 8, 2023, for a purchase price of $2.1 million, and (ii) a 0.0860% NSR on June 29, 2023, for a purchase price of $7.3 million. Inclusive of the Company's interest of 0.4582% acquired in April 2022, the Company held a 0.5702% effective NSR on Caserones as at December 31, 2023.

The transaction has been accounted for as an acquisition of mineral royalty interests. To purchase its interest in the Caserones royalty, Franco-Nevada acquired shares in Socieded Legal Minera California Una de la Sierra Peña Negra ("SLM California"). SLM California is a privately held entity whose purpose is to pay Chilean taxes in respect of and distribute proceeds from the Caserones royalty to its shareholders.

(g) Acquisition Agreement for New Royalties with EMX Royalty Corporation

On June 27, 2023, the Company executed a binding term sheet with EMX for a three-year arrangement for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split on a 50/50 basis.

(h) Acquisition of Royalties on Exploration Properties – Nevada and Arizona, U.S.

On June 15, 2023, the Company acquired, through a wholly-owned subsidiary, a portfolio of eight royalties on exploration properties located in the states of Nevada and Arizona, including a 0.5% NSR on Integra Resources Corp.'s Wildcat and Mountain View gold projects, for a purchase price of $2.5 million.

The transaction has been accounted for as an acquisition of mineral royalty interests.

(i) Acquisition of Additional Royalty on Valentine Gold Project and Private Placement with Marathon Gold Corporation – Newfoundland, Canada

On June 8, 2023, the Company acquired an additional 1.5% NSR on Marathon Gold Corporation's ("Marathon") Valentine Gold project located in Newfoundland (now owned by Calibre Mining Corp.) for a purchase price of $45.0 million. Inclusive of our initial 1.5% NSR (reduced from 2.0% following Marathon's buy back of 0.5%, as described in Note 4(l)), the Company now holds an aggregate 3.0% NSR on the project.

The acquisitions of the NSR have been accounted for as acquisitions of a mineral royalty interest.

Marathon Common Shares

On July 5, 2023, Franco-Nevada acquired 6,578,947 common shares of Marathon at a price of C$0.76 per common share for an aggregate of $3.8 million (C$5.0 million), comprising the back-end of a non-brokered charity flow-through offering. The common shares of Marathon are accounted for as an equity investment designated at FVTOCI.

(j) Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Ontario, Canada

On April 14, 2023, the Company acquired a 1% NSR on Gold Candle Ltd.'s ("Gold Candle") Kerr-Addison project located in Virginiatown, Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

The acquisition of the 1% NSR has been accounted for as an acquisition of a mineral royalty interest.

Gold Candle Common Shares

On July 26, 2023, Franco-Nevada acquired 5,454,546 common shares of Gold Candle, a private company, at a price of C$1.10 per common share for an aggregate purchase price of $4.6 million (C$6.0 million).

The common shares of Gold Candle has been accounted for as an equity investment designated at FVTOCI.

(k) Acquisition of Gold Royalties – Australia

On February 22, 2023, the Company acquired a portfolio of five primarily gold royalties from Trident Royalties Plc, which includes a 1.5% NSR on Ramelius Resources' Rebecca gold project ("Rebecca") located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payment will be capitalized as part of the cost of the mineral royalty interest if and when the underlying obligating events have occurred.

(l) Receipt of Valentine Gold Royalty Buy-back – Newfoundland, Canada

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of the initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. We acquired the initial 2.0% NSR on February 21, 2019 for $13.7 million (C$18.0 million).

Note 5 – Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

| | At December 31, | |
	2024	2023
Cash deposits	$ 788.1	$ 571.4
Term deposits	663.2	850.5
	$ 1,451.3	$ 1,421.9

As at December 31, 2024 and 2023, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, referenced in Note 20.

Note 6 – Investments

Investments comprised the following:

| | At December 31, | |
	2024	2023
Equity investments at FVTOCI	$ 324.8	$ 246.4
Warrants	0.7	8.1
	$ 325.5	$ 254.5

Equity Investments at FVTOCI

Equity investments comprised the following:

| | At December 31, | |
	2024	2023
G Mining Ventures	$ 133.8	$ 47.6
Labrador Iron Ore Royalty Corporation ("LIORC")	127.3	152.7
Other	63.7	46.1
	$ 324.8	$ 246.4

During the year ended December 31, 2024, the Company disposed of equity investments with a cost of $22.2 million (2023 – $1.5 million) for gross proceeds of $20.9 million (2023 – $2.0 million).

Subsequent to year-end, on February 3, 2025, the Company acquired subscription receipts of Discovery for a purchase price of $48.6 million (C$70.9 million), as referenced in Note 4 (c).

The change in the fair value of equity investments recognized in other comprehensive (loss) income for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Net gain on changes in the fair value of equity investments at FVTOCI	$ 46.6	$ 8.4
Income tax expense in other comprehensive (loss) income	(6.2)	(1.1)
Gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$ 40.4	$ 7.3

Note 7 – Loans Receivable

Loans receivable comprised the following:

	2024	2023
G Mining Ventures Term Loan	$ 75.9	$ –
EMX Loan	34.1	–
Skeena Convertible Debenture	–	24.8
SolGold Term Loan	–	–
Loans receivable	**$ 110.0**	**$ 24.8**
Current	$ 5.9	$ –
Non-Current	104.1	24.8
Loans receivable	**$ 110.0**	**$ 24.8**

(a) G Mining Ventures Term Loan

On January 29, 2024 and April 19, 2024, the Company funded $42.0 million and $33.0 million, respectively, to G Mining Ventures for a total of $75.0 million pursuant to the G Mining Ventures Term Loan.

The G Mining Ventures Term Loan is a 6-year senior secured term loan, which bears interest at a rate of 3-Month SOFR +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the Tocantinzinho project. Repayment of principal, accrued interest, and accrued fees will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees included a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount paid on principal amounts drawn.

The G Mining Ventures Term Loan is measured at amortized cost less any impairment loss allowance. The Company determined that the impairment loss allowance on the G Mining Ventures Term Loan at the end of the reporting period, measured based on ECL under the general approach, was nominal. Interest revenue is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income (loss) and comprehensive income (loss).

(b) EMX Term Loan

On August 9, 2024, the Company funded, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX pursuant to the EMX Term Loan agreement. The EMX Term Loan is a senior secured term loan which matures on July 1, 2029. Interest is payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin between 3.0% and 4.25% depending on EMX's net debt to adjusted EBITDA ratio. During each year, EMX may prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

The EMX Term Loan is measured at amortized cost less any impairment loss allowance. The Company determined that the impairment loss allowance on the EMX Term Loan at the end of the reporting period, measured based on ECL under the general approach, was nominal. Interest revenue is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income (loss) and comprehensive income (loss).

(c) Skeena Convertible Debenture

On December 18, 2023, the Company advanced $18.7 million (C$25.0 million) to Skeena Resources Ltd. ("Skeena") as a convertible debenture (the "Skeena Convertible Debenture"). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by the Board of Skeena. The Skeena Convertible Debenture was convertible into Skeena common shares at a conversion price of C$7.70. Interest payments were deferred and capitalized until maturity.

On June 26, 2024, following the completion of a project financing for Eskay Creek, the loan matured and the Company received $18.9 million (C$25.9 million) as full repayment for the Skeena Convertible Debenture.

The Skeena Convertible Debenture was measured at FVTPL using present value techniques and assumptions concerning the amount of and timing of future cash flows and discount rates which factored in the appropriate credit risk and the Black-Scholes option pricing model to calculate the fair value of the conversion option. Changes in the fair value of the Skeena Convertible Debenture have been recognized as other (expenses) income in the statement of income (loss) and comprehensive income (loss). Interest income, calculated by applying the contractual interest rate of 7% to the principal outstanding at the end of each reporting period, has been presented separately from changes in fair value and included within revenue as other interest income in the statement of income (loss) and comprehensive income (loss). For the year ended December 31, 2024, the Company recognized a loss related to the change in fair value of the Skeena Convertible Debenture of $5.7 million.

(d) SolGold Loan Facility

On May 13, 2024, the Company funded $10.0 million to SolGold pursuant to the SolGold Term Loan. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. On July 17, 2024, SolGold paid $10.2 million as full repayment for the SolGold Term Loan.

The SolGold Term Loan was measured at amortized cost less any impairment loss allowance. The Company determined that the impairment loss allowance on the SolGold Term Loan was nominal. Interest revenue was recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income (loss) and comprehensive income (loss).

(e) Discovery Term Loan

Subsequent to year-end, on January 27, 2025, the Company agreed to provide a $100.0 million senior secured term loan to Discovery, as referenced in Note 4 (c).

Note 8 – Gold and Silver Bullion and Stream Inventory

Gold and silver bullion and stream inventory comprised the following:

	At December 31,	
	2024	2023
Gold and silver bullion from royalties received in-kind[1]	$ **89.5**	$ 51.3
Stream ounces[2]	**7.3**	0.5
	$ **96.8**	$ 51.8

1 Represents gold and silver bullion received in-kind from royalty interests.
2 Represents ounces acquired by the Company from stream arrangements.

Note 9 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprised the following:

	At December 31,	
	2024	2023
Prepaid expenses	$ **10.6**	$ 30.0
Debt issue costs	**0.4**	0.6
	$ **11.0**	$ 30.6

Note 10 – Royalty, Stream and Working Interests

(a) Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

As at December 31, 2024	Cost	Accumulated depletion[1]	Impairment (losses) reversals[2]	Carrying value
Mining royalties	$ 1,818.7	$ (784.4)	$ –	$ 1,034.3
Streams	4,801.5	(3,528.2)	–	1,273.3
Energy	2,055.2	(857.4)	–	1,197.8
Advanced	389.2	(45.8)	–	343.4
Exploration	267.7	(17.7)	–	250.0
	$ 9,332.3	$ (5,233.5)	$ –	$ 4,098.8

1 Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2024.
2 Impairment (losses) reversals recognized in the year ended December 31, 2024.

As at December 31, 2023	Cost	Accumulated depletion[1]	Impairment (losses) reversals[2]	Carrying value
Mining royalties	$ 1,709.7	$ (761.0)	$ –	$ 948.7
Streams	4,763.6	(2,235.4)	(1,169.2)	1,359.0
Energy	1,976.0	(825.5)	(4.1)	1,146.4
Advanced	444.5	(48.5)	–	396.0
Exploration	194.7	(17.7)	–	177.0
	$ 9,088.5	$ (3,888.1)	$ (1,173.3)	$ 4,027.1

1 Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2023.
2 Impairment (losses) reversals recognized in the year ended December 31, 2023 included the impairment related to Cobre Panama (refer to Note 28 (a)).

Changes in royalty, stream and working interests for the years ended December 31, 2024 and 2023 were as follows:

	Mining royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2023	$ 865.8	$ 2,447.4	$ 1,181.5	$ 371.0	$ 61.8	$ 4,927.5
Additions	37.7	250.2	22.2	99.3	110.2	519.6
Disposals	–	–	–	(3.3)	–	(3.3)
Transfers	71.3	–	–	(75.6)	4.3	–
Impairment losses	–	(1,169.2)	(4.1)	–	–	(1,173.3)
Depletion	(40.2)	(169.4)	(60.8)	(0.3)	–	(270.7)
Impact of foreign exchange	14.1	–	7.6	4.9	0.7	27.3
Balance at December 31, 2023	**$ 948.7**	**$ 1,359.0**	**$ 1,146.4**	**$ 396.0**	**$ 177.0**	**$ 4,027.1**
Balance at January 1, 2024	$ 948.7	$ 1,359.0	$ 1,146.4	$ 396.0	$ 177.0	$ 4,027.1
Additions	140.3	36.2	137.0	8.9	85.0	407.4
Disposals	(10.6)	–	–	–	–	(10.6)
Transfers	44.0	–	–	(36.2)	(7.8)	–
Depletion	(40.0)	(121.9)	(60.9)	(0.2)	–	(223.0)
Impact of foreign exchange	(48.1)	–	(24.7)	(25.1)	(4.2)	(102.1)
Balance at December 31, 2024	**$ 1,034.3**	**$ 1,273.3**	**$ 1,197.8**	**$ 343.4**	**$ 250.0**	**$ 4,098.8**

Of the total net book value as at December 31, 2024, $2,962.4 million (December 31, 2023 - $2,990.9 million) is depletable and $1,136.4 million (December 31, 2023 - $1,036.2 million) is non-depletable.

(b) Disposals of Royalty Interests

On March 30, 2024, Fortuna exercised its option to buy-back 0.6% of the Company's initial 1.2% NSR on the Séguéla mine for a price of $6.5 million (A$10 million).

On January 19, 2024, EMX exercised its option to acquire a portion of the Company's effective NSR on the Caserones mine for a price of $4.7 million.

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of Franco-Nevada's initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. Franco-Nevada acquired the initial NSR on February 21, 2019 for $13.7 million (C$18.0 million). The carrying value of the NSR portion subject to the buy-back was $3.3 million (C$4.5 million). The Company recognized a gain on disposal of $3.7 million in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2023.

(c) Impairments of Royalty, Stream and Working Interests

Royalties, stream and working interests are reviewed for impairment if there is an indication that the carrying amount may not be recoverable. No impairment losses or reversals were recognized for the year ended December 31, 2024.

The following impairment losses were recognized in the year ended December 31, 2023:

	2023
Royalty, stream and working interests, net	
Cobre Panama	$ 1,169.2
Energy exploration assets	4.1
	$ 1,173.3

Cobre Panama

The Company has two precious metal streams in reference to production from the Cobre Panama mine, operated by Minera Panama, S.A. ("MPSA"), a subsidiary of First Quantum Minerals Ltd. ("First Quantum"). In November 2023, Cobre Panama was placed in preservation and safe management ("P&SM"). For the year ended December 31, 2023, the Company assessed the Cobre Panama CGU for indicators of impairment. The Company carried out an impairment assessment to determine the recoverable amount of the Cobre Panama CGU. The recoverable amount, in accordance with IAS 36, was determined to be nil at December 31, 2023 and the Company recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023. This impairment was taken without prejudice to, or without attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama CGU will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

In addition, Franco-Nevada has provided notices of intent to commence international arbitration proceedings. Refer to Note 28, Contingencies, for further details.

Energy Exploration Assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer of certain of the Company's Energy assets had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. As a result, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2023, the total amount written off was $4.1 million.

Note 11 – Other Assets

Other assets comprised the following:

	At December 31,	
	2024	2023
Deposits related to CRA audits	$ 42.5	$ 27.7
Energy well equipment, net	5.6	5.8
Right-of-use assets, net	4.5	0.6
Debt issue costs	1.4	1.1
Furniture and fixtures, net	0.4	0.2
	$ 54.4	$ 35.4

Deposits related to CRA audits represent cash on deposit with CRA in connection with the Transfer Pricing Reassessments, as referenced in Note 28. During the year ended December 31, 2024, the Company posted an additional cash deposit in the amount of $17.7 million (C$24.5 million).

Note 12 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	
	2024	2023
Accounts payable	$ 5.1	$ 5.5
Accrued liabilities	23.6	25.4
	$ 28.7	$ 30.9

Note 13 – Debt

Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility, with a $250.0 million accordion (the "Corporate Revolver"). On June 3, 2024, the Company extended the Corporate Revolver to June 3, 2029.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

- Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce ("CIBC") base rate, plus between 0.00% and 1.05% per annum depending upon the Company's leverage ratio; or

- Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.15% per annum, depending on the Company's leverage ratio.

Canadian dollars

- Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company's leverage ratio; or

- Canadian Overnight Repo Rate Average ("CORRA") loans for a period of 1 or 3 months with interest rate payable at a rate of CORRA, a credit spread adjustment of 29.547 to 32.138 basis points per annum depending on the tenor of the CORRA loan, and a margin between 1.00% and 2.05% per annum depending on the Company's leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company's subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company's leverage ratio, on the unutilized portion of the Corporate Revolver.

As at December 31, 2024, no amounts were drawn from the Corporate Revolver. The Company has three standby letters of credit in the amount of $17.7 million (C$25.5 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 taxation years, as referenced in Note 28. These standby letters of credit reduce the available balance under the Corporate Revolver.

Note 14 – Revenue

Disaggregated revenue under revenue contracts with customers classified by commodity, geography and type comprised the following:

		2024		2023
Commodity				
Gold[1]	$	706.9	$	784.4
Silver		117.8		126.7
Platinum group metals[1]		28.3		39.8
Precious metals	$	853.0	$	950.9
Iron ore[2]	$	50.5	$	47.2
Other mining assets		8.2		13.2
Other mining	$	58.7	$	60.4
Oil	$	128.6	$	134.9
Gas		44.1		54.1
Natural gas liquids		20.3		18.7
Energy	$	193.0	$	207.7
Revenue from royalty, stream and working interests	$	1,104.7	$	1,219.0
Interest from loans receivable				
Interest revenue	$	8.3	$	–
Other interest income		0.6		–
	$	1,113.6	$	1,219.0
Geography				
South America	$	451.1	$	370.7
Central America & Mexico		86.1		316.8
United States		205.0		208.0
Canada[1][2]		192.8		177.1
Rest of World		178.6		146.4
	$	1,113.6	$	1,219.0
Type				
Revenue-based royalties	$	440.1	$	380.0
Streams[1]		567.9		726.7
Profit-based royalties		57.8		64.9
Interest revenue and other[2]		47.8		47.4
	$	1,113.6	$	1,219.0

1 For the year ended December 31, 2024, revenue includes a gain of $0.1 million and nil for provisional pricing adjustments for gold and platinum group metals, respectively (2023 – gains of $0.2 million and $0.1 million, respectively).

2 For the year ended December 31, 2024, revenue includes dividend income of $13.8 million from the Company's equity investment in LIORC (2023 – $12.1 million).

Note 15 – Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

		2024		2023
Costs of stream sales	$	114.3	$	164.5
Mineral production taxes		2.5		2.1
Mining costs of sales	$	116.8	$	166.6
Energy costs of sales		12.2		12.7
	$	129.0	$	179.3

Note 16 – General and Administrative Expenses

General and administrative expenses comprised the following:

		2024		2023
Salaries and benefits	$	10.1	$	10.2
Professional fees		7.4		5.2
Community contributions		1.6		1.4
Board of Directors' costs		0.4		0.5
Office, insurance and other expenses		7.1		6.2
	$	26.6	$	23.5

Note 17 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

		2024		2023
Stock options and restricted share units	$	5.4	$	5.5
Deferred share units		2.6		(1.1)
	$	8.0	$	4.4

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units ("RSUs") and deferred share units ("DSUs"), as well as the mark-to-market gain or loss related to the DSUs.

Note 18 – Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	2024		2023
Short-term benefits[1]	$	3.8	$	3.7
Share-based payments[2]		7.3		1.6
	$	11.1	$	5.3

1 Includes salary, benefits and short-term accrued incentives/other bonuses earned in the year.
2 Represents the expense of stock options and RSUs and mark-to-market charges on DSUs during the year.

Note 19 – Foreign Exchange (Loss) Gain and Other (Expenses) Income

Foreign exchange (loss) gain and other (expenses) income comprised the following:

	2024		2023
Foreign exchange (loss) gain	$	(14.7)	$	2.3
Changes in fair value of financial instruments		(6.0)		11.3
Other (expense) income		–		0.8
	$	(20.7)	$	14.4

For the year ended December 31, 2024, of the foreign exchange loss of $14.7 million (2023 - foreign exchange gain of $2.3 million), $12.9 million was an unrealized foreign exchange loss and $1.8 million was a realized foreign exchange loss (2023 - $2.8 million unrealized foreign exchange gain and $0.5 million realized foreign exchange loss).

Note 20 – Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2024 and 2023 were as follows:

	2024		2023
Finance income			
Interest	$	60.6	$	52.3
	$	60.6	$	52.3
Finance expenses			
Standby charges	$	2.1	$	2.3
Amortization of debt issue costs		0.4		0.5
Accretion of lease liabilities		0.1		0.1
	$	2.6	$	2.9

Finance income includes interest earned on cash and cash equivalents, referenced in Note 5. Finance expenses include fees and expenses incurred in connection with the Company's Corporate Revolver, referenced in Note 13.

Note 21 - Income Taxes

Income tax expense for the years ended December 31, 2024 and 2023 was as follows:

	2024		2023
Current income tax expense			
Expense for the year	$	127.0	$	73.0
Global minimum tax		19.8		–
Adjustments in respect of prior years		(1.3)		2.6
Current income tax expense	$	145.5	$	75.6
Deferred income tax expense			
Origination and reversal of temporary differences	$	18.5	$	22.8
Impact of changes in tax rates		0.1		(0.9)
Change in unrecognized deductible temporary differences		(1.1)		8.1
Impact of Barbados corporate tax reform		49.1		–
Adjustments in respect of prior years		–		(2.9)
Other		(0.3)		(0.5)
Deferred income tax expense		66.3		26.6
Income tax expense	$	211.8	$	102.2

A reconciliation of the product of net income (loss) before taxes multiplied by the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2024 and 2023, is as follows:

	2024		2023
Net income (loss) before income taxes	$	763.9	$	(364.2)
Statutory tax rate		26.5 %		26.5 %
Tax expense (recovery) at statutory rate	$	202.4	$	(96.5)
Reconciling items			
Change in unrecognized deductible temporary differences	$	(1.1)	$	8.1
Impact of Barbados corporate tax reform		49.1		–
Income not taxable		(0.8)		(5.5)
Differences in foreign statutory tax rates		(58.1)		195.7
Global minimum tax		19.8		–
Differences due to changing future tax rates		0.1		(0.9)
Foreign withholding taxes		0.5		0.6
Adjustments in respect of prior years		(1.3)		(0.3)
Other		1.2		1.0
Income tax expense	$	211.8	$	102.2

Income tax expense recognized in other comprehensive (loss) income is as follows:

	2024			2023		
	Loss before tax	Tax expense	Loss after tax	Income before tax	Tax expense	Income after tax
Gain on changes in the fair value of equity investments at FVTOCI	$ 46.6	$ (6.2)	$ 40.4	$ 8.4	$ (1.1)	$ 7.3
Currency translation adjustment	(131.3)	–	(131.3)	34.8	–	34.8
Other comprehensive (loss) income	$ (84.7)	$ (6.2)	$ (90.9)	$ 43.2	$ (1.1)	$ 42.1
Income tax expense in other comprehensive (loss) income		$ (6.2)			$ (1.1)	

The significant components of deferred income tax assets and liabilities as at December 31, 2024 and 2023 are as follows:

	2024	2023
Deferred income tax assets		
Deductible temporary differences relating to		
Royalty, stream and working interests	$ 22.8	$ 28.7
Non-capital loss carry-forwards	6.4	7.9
Other	1.6	0.4
	$ 30.8	$ 37.0
Deferred income tax liabilities		
Taxable temporary differences relating to		
Royalty, stream and working interests	$ 233.9	$ 179.9
Share issue and debt issue costs	0.2	(0.3)
Non-capital loss carry-forwards	(2.6)	(2.8)
Investments	14.7	10.1
Other	(8.2)	(6.8)
	$ 238.0	$ 180.1
Deferred income tax liabilities, net	$ 207.2	$ 143.1

The movement in net deferred tax liabilities during the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Balance, beginning of year	$ 143.1	$ 113.1
Recognized in net income (loss)	66.3	26.6
Recognized in other comprehensive (loss) income	6.2	1.1
Foreign exchange	(8.4)	2.3
Balance, end of year	$ 207.2	$ 143.1

The Company has recognized deferred tax assets in respect of the following non-capital losses as at December 31, 2024 that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Non-Capital Losses	$ 20.2	2031-2039
Chile	Non-Capital Losses	13.6	No expiry
		$ 33.8	

Unrecognized Deferred Tax Assets and Liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2024 is $846.7 million (2023 – $729.0 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2024 is $675.0 million (2023 – $679.3 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Deductible temporary differences, losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2024	2023
Royalty, stream and working interests - Chile, Barbados	$ 675.0	$ 672.8
Tax losses (expiry dates - 2032–2043) - Canada	–	6.5
	$ 675.0	$ 679.3

Global Minimum Tax

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act ("GMTA") which implements key measures of the Organisation for the Economic Co-operation and Development's ("OECD") Pillar Two Global Minimum Tax ("GMT") in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024 and as a result, the Company is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction which its subsidiary operates in is below the 15% minimum rate.

All entities in the Franco-Nevada group have an effective tax rate of at least 15% for the year ended December 31, 2024, including its subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described below. Therefore, no current tax expense was recognized in respect of the GMTA for the year ended December 31, 2024. The Company has applied the mandatory exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in IAS 12.

Barbados Corporate Tax Reform

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD Pillar Two GMT initiative. The measures include an increase of the Barbados corporate tax rate to 9% effective January 1, 2024, which resulted in the Company's subsidiary in Barbados recognizing a deferred tax expense of $49.1 million related to the remeasurement of its deferred tax liability, and an income tax expense of $28.6 million related to its earnings for the year ended December 31, 2024.

The measures also introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%. This resulted in the Company's subsidiary in Barbados recognizing an additional current tax expense of $19.8 million related to its earnings for the year ended December 31, 2024. This amount is payable on or before June 30, 2026 and accordingly is classified as a non-current liability.

Canada Revenue Agency Audit

The Company is undergoing an audit by the Canada Revenue Agency of its 2013-2021 taxation years, as referenced in Note 28 (b).

Note 22 – Shareholders' Equity

(a) Share Capital

The Company's authorized capital stock includes an unlimited number of common shares (192,552,695 common shares issued and outstanding as at December 31, 2024) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the years ended December 31, 2024 and December 31, 2023 were as follows:

	Number of shares	Amount
Balance at January 1, 2023	191,892,691	$ 5,695.3
Exercise of stock options	61,000	3.8
Dividend reinvestment plan	221,351	29.1
Balance at December 31, 2023	192,175,042	$ 5,728.2
Balance at January 1, 2024	192,175,042	$ 5,728.2
Exercise of stock options	71,864	3.6
Vesting of restricted share units	18,340	2.7
Dividend reinvestment plan	287,449	34.6
Balance at December 31, 2024	**192,552,695**	**$ 5,769.1**

(b) Dividends

In 2024 the Company declared dividends of $1.44 per common share (2023 – $1.36). Dividends paid in cash and through the Company's Dividend Reinvestment Plan ("DRIP") were as follows:

	2024	2023
Cash dividends	$ 242.4	$ 233.0
DRIP dividends	34.6	29.1
	$ 277.0	$ 262.1

(c) Stock-Based Payments

On March 7, 2018, the Company's Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the "Plan"), with subsequent modifications on November 8, 2023. Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination and are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

Options to purchase common shares of the Company granted during the years ended December 31, 2024 and 2023 were as follows:

	Number		Weighted average exercise price
Stock options outstanding, at January 1, 2023	724,653	C$	107.34
Granted	5,548	C$	169.78
Exercised	(61,000)	C$	64.50
Stock options outstanding, at December 31, 2023	**669,201**	**C$**	**111.76**
Stock options outstanding, at January 1, 2024	669,201	C$	111.76
Granted	45,396	C$	167.57
Exercised	(71,864)	C$	52.67
Forfeited	(10,353)	C$	180.58
Stock options outstanding, at December 31, 2024	**632,380**	**C$**	**121.36**
Exercisable stock options, at December 31, 2023	570,572	C$	100.51
Exercisable stock options, at December 31, 2024	**524,919**	**C$**	**110.82**

Options granted in 2024 and 2023 have a ten-year term and vest over five years in equal portions on the anniversary of the grant date. The fair value of stock options granted in 2024 was $1.7 million (2023 – $0.2 million), based on a weighted average fair value of C$38.06 per stock option (2023 - C$47.02 per stock option) based on the following assumptions:

	2024	2023
Risk-free interest rate	3.08 %	4.08 %
Expected dividend yield	1.20 %	1.10 %
Expected price volatility of the Company's common shares	26.4 %	30.9 %
Expected life of the option	4 years	4 years
Forfeiture rate	0 %	0 %

In the year ended December 31, 2024, an expense of $1.1 million (2023 - $1.5 million) related to stock options has been included in the consolidated statement of income (loss) and comprehensive income (loss), and $0.2 million (2023 - $0.1 million) was capitalized to royalty, stream and working interests. As at December 31, 2024, there was $2.6 million (2023 – $1.8 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 2.5 years (2023 – 2.4 years).

Options to purchase common shares outstanding at December 31, 2024, exercise prices and weighted average lives to maturity as follows:

Exercise price	Options outstanding	Options exercisable	Weighted average life (years)
C$59.52 to C$82.11	173,414	173,414	1.50
C$82.12 to C$97.34	99,303	99,303	3.73
C$97.35 to C$141.97	127,878	127,878	4.08
C$141.98 to C$171.04	117,772	42,565	6.96
C$171.05 to C$194.65	114,013	81,759	5.95
	632,380	524,919	3.69

(d) Restricted Share Units

Changes in the number of RSUs outstanding during the years ended December 31, 2024 and 2023 were as follows:

	Performance-based RSUs	Time-based RSUs	Total RSUs
Balance at January 1, 2023	71,051	31,053	102,104
Granted	–	–	–
Settled	–	–	–
Balance at December 31, 2023	**71,051**	**31,053**	**102,104**
Balance at January 1, 2024	71,051	31,053	102,104
Granted	29,694	20,744	50,438.00
Settled	(2,639)	(15,701)	(18,340.00)
Forfeited	(22,086)	(757)	(22,843.00)
Balance at December 31, 2024	**76,020**	**35,339**	**111,359**

The fair value of the RSUs granted in 2024 was $5.8 million (2023 - nil). Included in the Company's stock-based compensation expense is an amount of $4.8 million (2023 – $4.1 million) relating to RSUs. In addition, $0.3 million related to the RSUs was capitalized to royalty, stream and working interests (2023 – $0.2 million). As at December 31, 2024, there is $5.3 million (2023 – $5.2 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years (2023 – 1.7 years).

(e) Deferred Share Unit Plan

Changes in the number of DSUs outstanding during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Balance at beginning of year	119,429	110,128
Granted	13,975	11,816
Settled	(38,568)	(2,515)
Balance at end of year	**94,836**	119,429

The value of the DSU liability as at December 31, 2024 was $11.1 million (2023 - $13.3 million) and is included in accounts payable and accrued liabilities on the statement of financial position.

(f) Outstanding Stock Options and Restricted Share Units

The following table sets out the number of common shares outstanding or issuable pursuant to other outstanding securities at December 31, 2024 and 2023:

	At December 31,	
	2024	2023
Common shares outstanding	192,552,695	192,175,042
Stock options[1]	632,380	669,201
Restricted Share Units[2]	111,359	102,104
	193,296,434	192,946,347

1   There were 632,380 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$59.52 to C$194.65 per share. The above table assumes all stock options are exercisable.

2   There were 35,339 time-based RSUs and 76,020 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

Note 23 – Earnings per Share ("EPS")

	2024			2023		
	Net Income	Shares (in millions)	Per Share Amount	Net Loss	Shares (in millions)	Per Share Amount
Basic earnings (loss) per share	$ 552.1	192.4	$ 2.87	$ (466.4)	192.0	$ (2.43)
Effect of dilutive securities	–	0.2	–	–	0.3	–
Diluted earnings (loss) per share	$ 552.1	192.6	$ 2.87	$ (466.4)	192.3	$ (2.43)

For the year ended December 31, 2024, 1,723 stock options (2023 – nil stock options) were excluded in the computation of diluted EPS due to being anti-dilutive.

Note 24 – Segment Reporting

The Company's President & Chief Executive Officer, who is the Company's chief operating decision-maker, assesses the Company's performance and makes decisions regarding resource allocation based on primarily the operating segments' revenue, in addition to gross profit.

Prior to 2024, the Company presented two reportable segments: mining (which comprised the precious metal and other mining operating segments) and energy. Starting in the fourth quarter of 2024, the Company has changed its reportable segments to precious metals, other mining and energy. The prior year amounts have been reclassified for consistency with the current year presentation.

The Company's reportable segments for the purposes of assessing performance are presented as follows:

	2024			
	Precious Metals	Other Mining	Energy	Total
Revenue				
Revenue from royalty, streams and working interests	$ 853.0	$ 58.7	$ 193.0	$ 1,104.7
Interest revenue	8.3	–	–	8.3
Other interest income	0.6	–	–	0.6
Total Revenue	$ 861.9	$ 58.7	$ 193.0	$ 1,113.6
Expenses				
Costs of sales	$ 116.7	$ 0.1	$ 12.2	$ 129.0
Depletion and depreciation	150.5	11.6	62.6	224.7
Segment gross profit	$ 594.7	$ 47.0	$ 118.2	$ 759.9

	2023			
	Precious Metals	Other Mining	Energy	Total
Revenue				
Revenue from royalty, streams and working interests	$ 950.9	$ 60.4	$ 207.7	$ 1,219.0
Interest revenue	–	–	–	–
Other interest income	–	–	–	–
Total Revenue	$ 950.9	$ 60.4	$ 207.7	$ 1,219.0
Expenses				
Costs of sales	$ 166.5	$ 0.1	$ 12.7	$ 179.3
Depletion and depreciation	194.3	15.6	62.5	272.4
Segment gross profit	$ 590.1	$ 44.7	$ 132.5	$ 767.3

A reconciliation of total segment gross profit to consolidated net income (loss) before taxes is presented below:

		2024		2023
Total segment gross profit	$	759.9	$	767.3
Other operating expenses (income)				
General and administrative expenses	$	26.6	$	23.5
Share-based compensation expense		8.0		4.4
Cobre Panama arbitration expense[1]		6.3		1.0
Impairment losses[2]		–		1,173.3
Gain on disposal of royalty interests[1]		(0.3)		(3.7)
Gain on sale of gold and silver bullion[1]		(7.9)		(3.9)
Depreciation		0.6		0.7
Foreign exchange loss (gain) and other expenses (income)		20.7		(14.4)
Income (loss) before finance items and income taxes	$	705.9	$	(413.6)
Finance items				
Finance income	$	60.6	$	52.3
Finance expenses		(2.6)		(2.9)
Net income (loss) before income taxes	$	763.9	$	(364.2)

1 Amounts were attributed to the precious metals reportable segment for the year ended December 31, 2024 and 2023.

2 For the year ended December 31, 2023, impairment losses of $1,169.2 million and $4.1 million were attributed to the precious metal and energy reportable segments, respectively.

Revenues earned during the years ended December 31, 2024 and 2023 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest and location of the borrower giving rise to interest revenue and other interest income:

		2024		2023
Latin America				
Peru	$	223.7	$	194.3
Chile		168.9		136.1
Brazil		52.2		35.1
Panama		0.1		248.9
Other		92.3		73.1
United States		205.0		208.0
Canada		192.8		177.1
Rest of World		178.6		146.4
	$	1,113.6	$	1,219.0

For the year ended December 31, 2024, two interests generated 15% and 12% of the Company's revenue, totaling $294.1 million. Comparatively, for the year ended December 31, 2023 two interests generated revenue of 20% and 11%, respectively, totaling $379.2 million.

Royalty, stream and working interests as at December 31, 2024 and 2023 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

		2024		2023
Latin America				
Peru	$	789.5	$	702.6
Brazil		673.3		726.2
Chile		509.6		539.1
Other		151.5		139.1
United States		1,197.4		1,109.1
Canada		600.4		658.8
Rest of World		177.1		152.2
	$	4,098.8	$	4,027.1

The Company also holds investments, loans receivable and well equipment in the following geographic area:

		2024		2023
Investments				
Canada	$	320.4	$	254.5
United States		5.1		–
	$	325.5	$	254.5
Loans receivable				
Canada	$	110.0	$	24.8
	$	110.0	$	24.8
Well equipment[1]				
Canada	$	5.6	$	5.8
	$	5.6	$	5.8

1 Well equipment is included in other assets, as referenced in Note 11.

Note 25 – Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

- Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2024.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

As at December 31, 2024		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value
Equity investments	$	316.8	$	–	$	8.0	$	324.8
Warrants		–		0.7		–		0.7
Receivables from provisional concentrate sales		–		2.6		–		2.6
	$	316.8	$	3.3	$	8.0	$	328.1

As at December 31, 2023		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Aggregate fair value
Equity investments	$	241.8	$	–	$	4.6	$	246.4
Skeena Convertible Debenture		–		–		24.8		24.8
Warrants		–		8.1		–		8.1
Receivables from provisional concentrate sales		–		5.7		–		5.7
	$	241.8	$	13.8	$	29.4	$	285.0

The valuation techniques that are used to measure fair value are as follows:

(a) Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds two equity investments that do not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(b) Receivables from Provisional Concentrate Sales

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

As at December 31, 2024, the carrying values of the G Mining Ventures Term Loan and EMX Term Loan which, are measured at amortized cost approximated their fair values. The carrying values of the Company's remaining financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible ECL.

The Company has not offset financial assets with financial liabilities.

Note 26 – Financial Risk Management

The Company's financial instruments are comprised of financial assets and liabilities. The Company's principal financial liabilities comprise accounts payable and accrued liabilities and debt. The Company's principal financial assets are cash and cash equivalents, receivables, loan receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company's executive management oversees the management of financial risks. The Company's executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company's policies and risk appetite.

The Company's overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a) Market Risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company's financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company's royalties, working interests and streams and gold and silver bullion and stream inventory are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, iron ore, oil and gas are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company's entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars. The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2024, the U.S. dollar strengthened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment loss of $131.3 million (2023 – gain of $34.8 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company's interest rate exposure arises mainly from the interest receipts on cash and cash equivalents and loans receivable. The Company may also be exposed to interest rate risk when it has borrowed amounts under its Corporate Revolver.

The following table shows the approximate interest rate sensitivities of the Company's financial assets and liabilities as at December 31, 2024 and 2023:

| | Effect on net income (loss) | | Effect on equity | |
	2024	2023	2024	2023
0.5% increase	$ 6.2	$ 4.6	$ 6.2	$ 4.6
0.5% decrease	(5.5)	(4.3)	(5.5)	(4.3)

(b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company's loans receivable, as well as its cash and cash equivalents and receivables. The Company closely monitors its financial assets and has determined that for receivables other than loans receivables, it does not have any significant concentration of credit risk. The Company minimizes its credit risk with regards to its loans receivable by, in some cases, obtaining collateral through security on assets of its borrowers. The Company maintains its cash and cash equivalents in several high-quality financial institutions and regularly evaluates its loans receivable for ECL.

As at December 31, 2024, the Company's maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the consolidated statement of financial position. The Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2024, the Company held $1,451.3 million in either cash, cash equivalents or highly-liquid investments (2023– $1,421.9 million). All of the Company's financial liabilities are due within one year. The Company's near-term cash requirements include the funding of the financing package with Discovery described in Note 4 (c), commodity purchase commitments described in Note 27 (a), capital commitments described in Note 27 (b), corporate administration costs, other costs of sales, income taxes and dividends.

(d) Capital Risk Management

The Company's primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company's resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents and long-term investments which is managed by the Company's management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company's approach to capital management during the year ended December 31, 2024 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facilities as at December 31, 2024.

As at December 31, 2024, the Company has cash and cash equivalents totaling $1,451.3 million (2023 – $1,421.9 million) and investments totaling $325.5 million (2023 – $254.5 million), of which $316.8 million (2023 – $241.8 million) are held in publicly traded securities. Of the $316.8 million held in publicly-traded securities, $127.3 million relates to our holdings of LIORC (2023 - $152.7 million). The Company also has approximately $1.0 billion (2023 – $1.0 billion) available under its Corporate Revolver. All of these sources of capital are available to the Company to meet its near-term cash requirements and capital commitments.

Note 27 – Commitments

(a) Commodity Purchase Commitments

The following table summarizes the Company's commitments pursuant to the associated precious metals agreements as at December 31, 2024:

Interest	Attributable payable production to be purchased			Per ounce cash payment [1],[2]			Term of agreement [3]	Date of contract
	Gold	Silver	PGM	Gold	Silver	PGM		
Antamina	– %	22.5 % [4]	– %	n/a	5 % [5]	n/a	40 years	7-Oct-15
Antapaccay	– % [6]	– % [7]	– %	20 % [8]	20 % [9]	n/a	40 years	10-Feb-16
Candelaria	68 % [10]	68 % [10]	– %	$400	$4.00	n/a	40 years	6-Oct-14
Cascabel	14 % [11]	– %	– %	20 % [12]	n/a	n/a	40 years	15-Jul-24
Cobre Panama Fixed Payment Stream	– % [13]	– % [14]	– %	$418 [15]	$6.27 [16]	n/a	40 years	19-Jan-18
Cobre Panama Floating Payment Stream	– % [17]	– % [18]	– %	20 % [19]	20 % [20]	n/a	40 years	19-Jan-18
Condestable	– % [21]	– % [22]	– %	20 % [23]	20 % [24]	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50 %	– %	– %	$800	n/a	n/a	40 years	2-Oct-14
Karma	4.875 %	– %	– %	20 % [25]	n/a	n/a	40 years	11-Aug-14
Sabodala	– % [26]	– %	– %	20 % [27]	n/a	n/a	40 years	25-Sep-20
Sudbury[28]	50 %	– %	50 %	$400	n/a	$ 400	40 years	15-Jul-08
Tocantinzinho	12.5 % [29]	– %	– %	20 % [30]	n/a	n/a	40 years	18-Jul-22
Cooke 4	7.0 %	– %	– %	$400	n/a	n/a	40 years	5-Nov-09

1 Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, and Sabodala.

2 Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3 Subject to successive extensions.

4 Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.

5 Purchase price is 5% of the average silver price at the time of delivery.

6 Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.

7 Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.

8 Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.

9 Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.

10 Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.

11 Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.

12 Purchase price is 20% of the spot price of gold at the time of delivery.

13 Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.

14 Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.

15 After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.

16 After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.

17 Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.

18 Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.

19 After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.

20 After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.

21 Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate.

22 Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate.

23 Purchase price is 20% of the spot price of gold at the time of delivery.

24 Purchase price is 20% of the spot price of silver at the time of delivery.

25 Purchase price is 20% of the average gold price at the time of delivery.

26 Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).

27 Purchase price is 20% of prevailing market price at the time of delivery.

28 The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

29 Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.

30 Purchase price is 20% of the spot price of gold at the time of delivery.

(b) Capital Commitments

As at December 31, 2024, the Company has the following investment commitments with respect to the Company's royalty and stream interests:

Asset	Commitment	Obligating Event
Western Limb Mining Operations stream	$500.0 million	Without limitation, completion of customary closing conditions, including approval from the South African Reserve Bank
Cascabel stream	$501.6 million	Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing
Royalty Acquisition Venture with Continental	$46.3 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million	50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons
Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy back option on the royalty) in excess of $15 million
Royalty with EMX Royalty Corporation	$5.5 million	Sourcing by EMX of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million	Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

In addition to the table above, the Company has commitments related to environmental and social initiatives in connection with its acquisition of royalty and stream interests.

Subsequent to year-end, the Company committed to a financing package of up to $448.6 million, to Discovery in connection with the Porcupine Complex, as referenced in Note 4 (c). The Company also funded $0.55 million for the acquisition of the Urasar royalty as part of its agreement with EMX, as referenced in Note 4 (d).

Note 28 – Contingencies

(a) Cobre Panama

Cobre Panama has been on P&SM with production halted since November 2023.

On March 8, 2023, First Quantum and its subsidiary, MPSA, and the Government of Panama (the "GOP") announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the "Revised Concession Contract"). On October 20, 2023, the National Assembly adopted Law 406, which gave the Revised Concession Contract the status of legislation. The GOP shortly thereafter withdrew support for the Revised Concession Contract and Law 406. On November 27, 2023, the Supreme Court of Panama issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists, although it did not order the closure of the Cobre Panama mine. The GOP thereafter took further steps against the mine.

The Company is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, the Company notified the Ministry of Commerce and Industries of Panama ("MICI") of its intent to initiate arbitration to enforce its rights under international law (the "Notice of Intent") pursuant to the Canada-Panama Free Trade Agreement (the "FTA"). On February 22, 2024, the Company filed an updated Notice of Intent (the "Updated Notice of Intent") reiterating its intent to commence arbitration under the FTA. On June 27, 2024, the Company filed a request for arbitration to the International Centre for Settlement of Investment Disputes, specifying that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development. In Q4 2024, members of the tribunal were selected and appointed, and the tribunal was constituted on December 9, 2024. The hearing is scheduled to be held in October 2026.

The Company accounts for its Cobre Panama arbitration proceedings in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. An asset will be recognized if the Company can be virtually certain that it would receive economic benefits as a result of the Cobre Panama arbitration proceedings.

(b) Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2013–2021 taxation years.

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the "Act"). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)

Transfer Pricing (Mexico)	Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company's Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.	2013–2016	For 2013-2016:
			    Tax: $20.8 (C$29.9)
			    Transfer pricing penalties: $8.3 (C$12.0)
			    Interest and other penalties: $16.9 (C$24.2)
			
			The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.
			
			The Company's Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)	Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company's Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.	2014–2019	For 2014–2019:
			    Tax: $77.1 (C$110.7)
			    Transfer pricing penalties:
			    $12.2 (C$17.6) for 2014-2017;
			    $17.0 (C$24.4) for 2018-2019 under review
			    Interest and other penalties: $35.4 (C$50.8)
			
			If the CRA were to reassess the 2020-2024 taxation years on the same basis:
			    Tax: $273.0 (C$392.8)
			    Transfer pricing penalties: $103.2 (C$148.5)
			    Interest and other penalties: $60.1 (C$86.5)

(i) Mexico (2013–2016)

In December of 2018, 2019, and 2021, the Company received Notices of Reassessment from the CRA for taxation years 2013 (the "2013 Reassessment"), 2014 and 2015 (the "2014-2015 Reassessments"), and 2016 (the "2016 Reassessment", collectively with the 2013 Reassessment and the 2014-2015 Reassessments, the "2013-2016 Reassessments") in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2016 Reassessments result in additional Federal and provincial income taxes of $20.8 million (C$29.9 million) plus estimated interest (calculated to December 31, 2024) and other penalties of $16.9 million (C$24.2 million) but before any relief under the Canada-Mexico tax treaty.

Subsequently, the CRA issued revised 2013-2016 Reassessments to include transfer pricing penalties of $8.3 million (C$12.0 million). The Company has filed formal Notices of Objection with the CRA against the 2013-2016 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 and Note 13. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013 Reassessment and the 2014-2015 Reassessments.

The Company's Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company's Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(ii) Barbados (2014–2021)

The 2014-2015 Reassessments, 2016 Reassessment, and a Notice of Reassessment received by the Company in December 2021 for taxation year 2017 (the "2017 Reassessment", collectively with the 2014-2015 Reassessments and the 2016 Reassessment, the "2014-2017 Reassessments") also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $32.4 million (C$46.5 million) plus estimated interest (calculated to December 31, 2024) and other penalties of $16.8 million (C$24.0 million).

Subsequently, the CRA issued revised 2014-2017 Reassessments to include transfer pricing penalties of $12.2 million (C$17.6 million). The Company has filed formal Notices of Objection with the CRA against the 2014-2017 Reassessments and has posted security in the form of cash and standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 and Note 13. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 6, 2023, the Company received a Notice of Reassessment for its 2018 taxation year (the "2018 Reassessment") and on November 14, 2024 the Company received a Notice of Assessment for its 2019 taxation years (the "2019 Reassessment", and collectively with the 2013-2016 Reassessments, the 2017 Reassessment, and the 2018 Reassessment, the "Transfer Pricing Reassessments"). The 2018 and 2019 Reassessments reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014-2017 Reassessments, resulting in additional Federal and provincial income taxes of $16.1 million (C$23.1 million) for 2018 and $28.6 million (C$41.1 million) for 2019 plus estimated interest (calculated to December 31, 2024) and other penalties of $7.2 million (C$10.4 million) for 2018 and $11.4 million (C$16.4 million) for 2019. The Company has filed a formal Notice of Objection with the CRA against the 2018 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 11. Subsequent to year-end, the Company filed a formal Notice of Objection with the CRA against the 2019 Reassessment and intends to post security in the form of standby letter of credit for 50% of the reassessed amounts. The 2018 and 2019 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.1 million (C$8.8 million) for 2018 and $10.9 million (C$15.6 million) for 2019.

If the CRA were to reassess the Company for taxation years 2020 through 2024 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $273.0 million (C$392.8 million), transfer pricing penalties of approximately $103.2 million (C$148.5 million) plus interest (calculated to December 31, 2024) and other penalties of approximately $60.1 million (C$86.5 million).

For the 2024 taxation year, the Company's Barbadian subsidiary expects to pay a total of $54.4 million in cash taxes to the Barbadian tax authorities on income earned in Barbados, as it is subject to an effective 15% tax rate resulting from the Government of Barbados enacting legislation to implement tax measures in response to the OECD Pillar Two Global Minimum Tax initiatives. If required, the Company intends to seek relief from double taxation under the Canada-Barbados tax treaty.

In Q2 2024 and Q3 2024, the CRA expanded its audit to include the 2020 and 2021 taxation years, respectively. The Company has not received any proposal or Notices of Reassessment for the 2020 and 2021 taxation years in connection with this audit.

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 29 – Subsequent Events

(a) Acquisition of a Precious Metals Stream on Sibanye-Stillwater's West Limb Mining Operations

Subsequent to year-end, the Company completed the acquisition of a precious metals stream on Sibanye-Stillwater's West Limb Mining Operations, as referenced in Note 4 (a).

(b) Pandora Royalty

Subsequent to year-end, the Company and Stillwater-Sibanye converted the net profit interest on the Pandora property to a net smelter return royalty, as referenced in Note 4 (b).

(c) Financing Package with Discovery on the Porcupine Complex

Subsequent to year-end, the Company agreed to acquire an NSR on Discovery's Porcupine Complex and to provide a term loan to Discovery and acquired subscription receipts, as referenced in Note 4 (c).

(d) Acquisition of Royalty on Hayasa Metals Inc.'s Urasar Project

Subsequent to year-end, the Company acquired an NSR on Hayasa Metals Inc.'s ("Hayasa") Urasar gold-copper project, as referenced in Note 4 (d).

CORPORATE INFORMATION

Executive Management

Paul Brink
President & CEO

Sandip Rana
Chief Financial Officer

Lloyd Hong
Chief Legal Officer &
Corporate Secretary

Eaun Gray
Senior Vice President,
Business Development

Jason O'Connell
Senior Vice President,
Diversified

Directors

David Harquail
Chair of the Board

Paul Brink
President & CEO

Tom Albanese

Hugo Dryland

Derek Evans

Dr. Catharine Farrow

Maureen Jensen

Jennifer Maki

Daniel Malchuck

Jacques Perron

Chair Emeritus
Pierre Lassonde

Head Office

199 Bay Street, Suite 2000
P.O. Box 285
Commerce Court Postal Station
Toronto, Canada M5L 1G9
Tel: (416) 306-6300

Barbados Office

Ground Floor, Balmoral Hall,
Balmoral Gap,
Hastings, Christ Church
Barbados, BB14034
Tel: (246) 434-8200

U.S. Office

1745 Shea Center Drive, Suite 400
Highlands Ranch
Colorado, USA 80129
Tel: (720) 344-4986

Australia Office

44 Kings Park Road, Suite 41
West Perth, WA 6005, Australia
Tel: 61-8-6263-4425

Listings of Common Shares

Toronto Stock Exchange: FNV
New York Stock Exchange: FNV

Share Capital

As at March 8, 2025

Common shares
Outstanding   192,522,695

Reserved for:
Options and other 743,739

Fully diluted: 193,296,434

Auditors

PricewaterhouseCoopers LLP
Toronto, Canada

Transfer Agent

Computershare
Investor Services Inc.

100 University Avenue, 8th Floor
Toronto, Canada M5J 2Y1
Toll Free: (800) 564-6253
Tel: (514) 982-7555
service@computershare.com

Investor Information

info@franco-nevada.com
www.franco-nevada.com
Tel: (416) 306-6323
Toll Free: (877) 401-3833







FRANCO-NEVADA.COM

TSX/NYSE: FNV